    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                              GMP COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                     8731                                    58-2466899
       (State or other jurisdiction               (Primary Standard Industrial                     (I.R.S. Employer
    of incorporation or organization)             Classification Code Number)                    Identification No.)

                           ONE EAST BROWARD BOULEVARD
                                   SUITE 1701
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 745-3510
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                               BART CHERNOW, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ONE EAST BROWARD BOULEVARD
                                   SUITE 1701
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 745-3510
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies To:

   IRA N. ROSNER, ESQ.                                    JOHN W. WHITE, ESQ.
 GREENBERG TRAURIG, P.A.                                CRAVATH, SWAINE & MOORE
   1221 BRICKELL AVENUE                                    WORLDWIDE PLAZA
   MIAMI, FLORIDA 33131                                   825 EIGHTH AVENUE
      (305) 579-0500                                   NEW YORK, NEW YORK 10019
                                                            (212) 474-1000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                              ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                        AGGREGATE OFFERING            AMOUNT OF
                SECURITIES TO BE REGISTERED                        PRICE(1)(2)           REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share....................        $172,500,000                $45,540
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock that the underwriters have the option to purchase from GMP to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 7 , 2000

PROSPECTUS

                                                  SHARES

                              GMP/COMPANIES, INC.

                                  COMMON STOCK

                               ------------------

     We are selling                shares of our common stock. We have granted
the underwriters an option to purchase up to                additional shares of
common stock to cover over-allotments.

     This is the initial public offering of our common stock. We currently
expect that the initial public offering price will be between $          and
$          per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "GMPC."

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public Offering Price                                         $            $
Underwriting Discount                                         $            $
Proceeds to GMP/Companies, Inc. (before expenses)             $            $

     The underwriters expect to deliver the shares to purchasers on or about
            , 2001.

                               ------------------

SALOMON SMITH BARNEY                                  CREDIT SUISSE FIRST BOSTON

          , 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Information Regarding Forward-Looking Statements............   20
Use of Proceeds.............................................   21
Our Policy Regarding Dividends..............................   21
Capitalization..............................................   22
Dilution....................................................   23
Selected Consolidated Financial Data........................   24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   31
Management..................................................   57
Relationships and Related Party Transactions................   65
Principal Stockholders......................................   68
Description of Capital Stock................................   70
Shares Eligible for Future Sale.............................   74
U.S. Tax Consequences to Non-U.S. Holders...................   76
Underwriting................................................   78
Legal Matters...............................................   80
Experts.....................................................   80
Where You Can Find More Information.........................   80
Index to Financial Statements...............................  F-1

     Until                          , 2001, all dealers that buy, sell or trade
our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks of purchasing our common stock discussed under the "Risk Factors" section and our consolidated financial statements and the related notes.

OUR COMPANY

     We identify, acquire, develop and commercialize innovative medical technologies for the health care market. We acquire our technologies through operating subsidiaries which are focused on a particular product candidate or group of related product candidates. Each of our subsidiaries is a business unit that we operate and manage. Since our inception in May 1999, we have acquired rights to more than 20 different technologies and have established twelve subsidiaries to develop and commercialize these technologies. These subsidiaries are organized into three operating divisions: therapeutics, diagnostics and devices.

     Our business model is designed to overcome what we perceive to be the challenges facing small, single-product health care companies. We believe some of the most innovative health care technologies are found in medical schools, universities and other institutions, which lack the necessary infrastructure and resources to commercialize these innovations. In order to develop and commercialize these technologies, we have assembled an experienced management team and board of directors and have created a corporate infrastructure that provides medical, scientific, legal, business, regulatory and other management and operational functions to our three operating divisions. To date, we have licensed or acquired health care technologies from institutions such as Children's Hospital at Harvard Medical School, Eastern Virginia Medical School, Johns Hopkins University, Massachusetts Institute of Technology, Mayo Clinic, Mayo Foundation for Medical Research and Education, McGill University, and Universite Louis Pasteur. We have also licensed technologies from our strategic partner, Motorola, Inc., and have established additional strategic relationships with Myriad Genetics Laboratory, Inc. and NOVA Biomedical Corporation. We have also received equity investments from Medtronic, Inc. and Quest Diagnostics Incorporated.

     In September 2000, we commercially launched our first health care technology product, GMP Conversion Technology, at our molecular genetics facility in Waltham, Massachusetts. GMP Conversion Technology is a new, proprietary gene separation process that is designed to significantly improve the accuracy of genetic analysis and testing. Our technology is based on discoveries made in the laboratories of Bert Vogelstein, M.D. and Kenneth Kinzler, Ph.D. at Johns Hopkins University. We licensed this technology from Johns Hopkins University in January 2000. Subsequent to that time, both Drs. Vogelstein and Kinzler became research and scientific advisors to us.

     In order to maximize stockholder value, we evaluate possible means of optimizing the financial return from each of our technologies. Options that we may consider for realizing the value of our subsidiaries include:

     - marketing and selling the subsidiary's products with our own sales staff;

     - seeking a strategic partner for the development, marketing, distribution and sale of the subsidiary's products;

     - an initial public offering of the subsidiary's securities; or

     - a sale of the stock or assets of the subsidiary to a third party.

OUR SUBSIDIARY COMPANIES

     We have formed, and plan to form, additional subsidiaries for each product candidate or group of related product candidates that we develop. Once we identify a particular health care technology, we then evaluate the potential commercial value of that technology. If, after careful review, we choose to license or acquire the technology, we negotiate for its acquisition and then establish or use an existing subsidiary company to license or purchase the technology. Our subsidiary companies are structured to provide equity ownership to the institutions, inventors or collaborating scientists that are associated with each technology. We believe that this equity structure enhances our ability to acquire promising medical technologies. We own a substantial majority of the equity, and have management control of these subsidiaries. The following table summarizes the health care technologies that we are developing or commercializing:

------------------------------------------------------------------------------------------------------
SUBSIDIARY COMPANY                     POTENTIAL PRODUCT APPLICATION         STAGE OF DEVELOPMENT
------------------------------------------------------------------------------------------------------

                                       THERAPEUTICS DIVISION
  GMP/Endotherapeutics                 Drug therapy to generate new          Preclinical
                                       pancreatic islet cells to treat
                                       diabetes
  GMP/OxyCell                          Treatment that improves oxygen        Preclinical
                                       delivery to tissues
  GMP/Tissue Engineering               Tissue engineered treatment for       Preclinical
                                       spinal cord and other nerve injuries

                                       DIAGNOSTICS DIVISION
  GMP/Genetics                         GMP Conversion Technology that        Commercially launched
                                       improves the accuracy of genetic      in September 2000
                                       analysis and testing
  GMP/Thromboflex                      Device to perform quantitative        Prototype in development
                                       evaluation of blood clotting and
                                       platelet activity
  GMP/Diagnostic/Prognostic Markers    Blood and urine analyses to detect    Human tests ongoing
                                       cancer and its spread

                                       DEVICES DIVISION
  GMP/Wireless Medicine                Multiple wireless sensor products     Prototype stage
                                       for hospital and outpatient uses
  GMP/Vision Solutions                 Polymer device and surgical method    Preclinical
                                       to reduce intraocular pressure
                                       related to glaucoma
  GMP/Cardiac Care                     Coronary stent and devices for heart  Prototype stage
                                       disease
  GMP/Drug Delivery                    Devices to enable local tissue drug   Preclinical
                                       delivery by electrical impulse
                                       catheters and patches
  GMP/Vascular                         Anti-embolism stocking that allows    Prototype stage
                                       patient mobility
  GMP/Surgical Solutions               Devices and products for use in       Prototype stage
                                       operating rooms

                                  THE OFFERING

Common stock offered........................                   shares

Common stock outstanding after this
offering....................................                   shares

Use of proceeds.............................    We expect to use the net
                                                proceeds of this offering to
                                                fund research and
                                                development, commercialization
                                                of our products, the acquisition
                                                of new technologies and for
                                                other general corporate
                                                purposes.

Proposed Nasdaq National Market symbol......    "GMPC"

     Unless otherwise indicated, all information contained in this prospectus:

     - assumes no exercise of the underwriters' option to purchase up to additional shares of common stock to cover over-allotments;

     - reflects a                -for-one split of our common stock to be
       effected immediately prior to the completion of this offering; and

     - reflects the automatic conversion of all of our convertible preferred stock into 10,450,000 shares of our common stock upon completion of this offering.

     The number of shares of common stock to be outstanding immediately after the offering:

     - is based upon 16,437,227 shares outstanding as of September 30, 2000, including the conversion of our convertible preferred stock;

     - does not take into account 2,163,000 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2000, at a weighted average exercise price of $10.41 per share; and

     - does not include an additional 830,968 shares of common stock reserved for future issuance under our 1999 Stock Option Plan.
                             ---------------------

     We were incorporated in Georgia in May 1999 under the name Global Medical Products, Inc. In March 2000, we reincorporated in Delaware and changed our name to GMP/Companies, Inc. Our principal executive offices are located at One East Broward Boulevard, Suite 1701, Fort Lauderdale, Florida 33301, and our telephone number is (954)745-3510.

     We own or have rights to the trade names and trademarks that we use in conjunction with the sale of our products. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. GMP Conversion Technology is a trademark of ours.

     Any discussion in this prospectus regarding our affiliation or collaboration with a faculty member or scientist associated with an academic or other institution does not constitute or imply an endorsement by that institution of us, our products or the technologies upon which those products are based, nor does it imply endorsement by the faculty member or scientist of us or our products.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                           PERIOD FROM                     PERIOD FROM
                                                           MAY 17, 1999                   MAY 17, 1999
                                                           (INCEPTION)     NINE MONTHS     (INCEPTION)
                                                                TO            ENDED            TO
                                                           DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                               1999           2000            2000
                                                           ------------   -------------   -------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..................................................    $     --       $     15        $     15
Operating expenses:
  Research and development...............................       1,122         11,612          12,734
  Selling, general and administrative....................       3,474          8,262          11,736
                                                             --------       --------        --------
     Total operating expenses............................       4,596         19,874          24,470
                                                             --------       --------        --------
Loss from operations.....................................      (4,596)       (19,859)        (24,455)
Interest income, net.....................................         436          3,518           3,954
                                                             --------       --------        --------
Net loss.................................................    $ (4,160)      $(16,341)       $(20,501)
                                                             ========       ========        ========
Net loss per share -- basic and diluted..................    $  (0.87)      $  (3.15)       $  (4.10)
                                                             ========       ========        ========
Shares used in computing net loss per share -- basic and
  diluted................................................       4,762          5,191           4,996
Pro forma net loss per share -- basic and diluted........    $  (0.53)      $  (1.14)       $  (2.01)
                                                             ========       ========        ========
Shares used in computing pro forma net loss per
  share -- basic and diluted.............................       7,804         14,356          10,216

     Pro forma net loss per share -- basic and diluted has been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 10,450,000 shares of common stock as if the stock had been converted immediately upon its issuance.

                                                                       SEPTEMBER 30, 2000
                                                           -------------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL        PRO FORMA     AS ADJUSTED
                                                           ------------   -------------   ------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........    $114,557       $114,557
Working capital..........................................     111,609        111,609
Total assets.............................................     121,072        121,072
Deficit accumulated during the development stage.........     (20,501)       (20,501)
Total stockholders' equity...............................     115,128        115,128

     The pro forma balance sheet data reflect the automatic conversion of outstanding shares of convertible preferred stock into 10,450,000 shares of common stock as if the stock had been converted immediately upon its issuance.

     The pro forma as adjusted balance sheet data further reflect this automatic
conversion and the sale of           shares of common stock in this offering at
an assumed initial public offering price of $          per share, after
deducting estimated underwriting discounts, commissions and offering expenses.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus including our consolidated financial statements and related notes before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

BECAUSE WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN INVESTMENT DECISION, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS

     We are a development stage company, were incorporated in May 1999 and licensed the rights to our first product candidate in January 2000. Since our inception, we have recognized minimal revenue from our operations, all of which is attributable to GMP/Genetics and media development services provided to third parties by us. Therefore, we have a limited operating history upon which an evaluation of us and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by an early-stage health care technology company that is developing product candidates based on unproven technology and with unknown commercial potential. Because of the early stage of development of most of our products, we will not achieve profitability before these products undergo substantial research and development, a lengthy regulatory review and successful sales and marketing. To date, we have been engaged primarily in acquiring and developing technologies, obtaining financing, hiring employees, establishing facilities and beginning to commercialize and market our first products.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE FUTURE LOSSES, AND WE CANNOT GUARANTEE THAT WE WILL EVER BE PROFITABLE

     Since our inception in May 1999, we have not been profitable, and we cannot be certain that we will ever achieve or sustain profitability. We incurred net losses of approximately $4.2 million for the period from our inception on May 17, 1999 to December 31, 1999 and net losses of approximately $16.3 million for the nine months ended September 30, 2000. At September 30, 2000, we had an accumulated deficit of approximately $20.5 million. Only one of our twelve subsidiaries formed to develop and commercialize health care technology products has products or services available for sale and has generated only limited revenues. Our current and future products or services may not be commercially viable. Further, we will be incurring costs to:

     - invest in the research and development of our current and future product candidates;

     - acquire or license new products or technologies;

     - increase our marketing and selling activities for GMP/Genetics;

     - prosecute patents and continue to protect our intellectual property rights;

     - obtain regulatory approvals, including conducting animal studies and human trials;

     - establish strategic partnerships and marketing and distribution relationships; and

     - develop additional infrastructure and hire additional management and other employees to keep pace with our growth.

     We expect that these activities will result in operating losses for the foreseeable future, particularly due to the extended time period before we commercialize most of our products.

IF OUR SMALL AND LARGE ANIMAL STUDIES AND HUMAN TRIALS ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS AND WILL CONTINUE TO INCUR INCREASING OPERATING LOSSES

     The development and sale of a substantial majority of our products requires approval from the Food and Drug Administration, or FDA, or other regulatory authorities. To gain regulatory approval from the authorities for the commercial sale of most of our products, we must demonstrate the safety and efficacy of the product in human trials. Therefore, the commercial success of our products depends on positive results from animal studies and human trials. For products that we may develop to treat life-long diseases, such as diabetes, we must gather data over an extended period of time on multiple study participants. There are many risks associated with our clinical trials. For example, we may be unable to achieve the same level of success in later trials as we do in earlier ones. Moreover, the results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive studies and tests. Additionally, data we obtain from preclinical and clinical activities are susceptible to varying interpretations that could impede regulatory approval. Further, some patients in our testing programs may have a risk of other unforeseen adverse medical events not related to our products. These events may affect the statistical analysis of the safety and efficacy of our products.

     In addition, many factors could delay or terminate our ongoing or future clinical trials. For example, a clinical trial may experience slow patient enrollment or lack of sufficient drug supplies. Patients may experience adverse medical events or side effects, including death, and there may be a real or perceived lack of effectiveness of the drug we are testing. Future governmental action or inaction or changes in FDA policy may also result in delays or rejection of the results of our trials. Accordingly, we may not be able to obtain product registration or marketing approval for any of our products, based on the results of our clinical trials.

OUR PRODUCT CANDIDATES MAY NEVER ACHIEVE MARKET ACCEPTANCE

     Our ability to grow our business will be dependent on market acceptance of our products in the United States and, eventually, in international markets. Because we have not yet begun to offer most of our products for sale in the United States or elsewhere, we have no basis to predict whether any of our products will achieve market acceptance, either in the United States or abroad. A number of factors may limit the market acceptance of any of our products, including:

     - the timing of regulatory approvals of our products and market entry compared to competitive products;

     - the effectiveness of our products, including any potential side effects, as compared to alternative treatments;

     - the rate of adoption of our products by hospitals, doctors and nurses and acceptance by the health care community;

     - the product labeling or product inserts required by the FDA for each of our products;

     - the competitive features of our products, including price, as compared to other similar products;

     - the availability of insurance or other third-party reimbursement, in particular Medicare, for patients using our products;

     - the extent and success of our marketing efforts and those of our collaborators; and

     - unfavorable publicity concerning our products or any similar products.

If our products are not commercially successful, we may not become profitable.

WE MAY NOT BE ABLE TO EFFECTIVELY EXECUTE OUR BUSINESS STRATEGY OF CONCURRENTLY MANAGING MULTIPLE SUBSIDIARIES AND DIVERSE PRODUCTS

     Our management team may not be able to manage effectively the logistics of maintaining the requisite corporate, operational, administrative and financing functions for each of our subsidiaries. Our business strategy is to establish multiple subsidiary companies, each focused generally on the development and commercialization of a specific product or group of related products, but which share common management and administrative infrastructure. Currently, we have twelve operating subsidiaries with health care technology product candidates primarily in an early stage of development. This is a business strategy which is typically employed by larger, diversified companies which have greater management and operational expertise and infrastructure. We may not be able to successfully execute our business strategy because our management team has little experience in managing the concurrent development and commercialization of multiple products of a diverse nature. If we cannot execute our business strategy effectively, we may be subject to operating difficulties, additional expenditures, reduced revenues and poor operating results.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MANAGE OUR GROWTH

     If we fail to effectively manage our growth, our ability to execute our business strategy could be impaired. We were incorporated in May 1999 and had only 63 full-time and 8 part-time employees as of September 30, 2000. Additionally, we had 29 consultants as of September 30, 2000. We anticipate adding a substantial number of new employees. Further, we currently have multiple subsidiaries which are developing and commercializing multiple product lines and anticipate that additional subsidiaries and product lines will be established in the near term. The rapid growth of our business may place a strain on our management, operations and financial systems. We need to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations and our strategic relationships with institutions in different geographic locations may also complicate the task of managing our growth.

IF WE ARE UNABLE TO SUCCESSFULLY LICENSE OR ACQUIRE INNOVATIVE TECHNOLOGIES AT ATTRACTIVE VALUATIONS, OUR POTENTIAL FOR GROWTH WILL BE LIMITED

     We compete to acquire rights to promising pharmaceutical, diagnostic, device and other biotechnology products and technologies. We acquire many of these products and technologies from medical schools, universities, hospitals and other companies, as well as from scientists, physicians and researchers in academic institutions and other research facilities. Other companies, many of which have greater resources than we do, are seeking to acquire rights to the same products and technologies. This competition could increase the cost of acquisition or reduce the number and quality of potential products and technologies for us to develop.

     In addition, we may be unable to acquire rights to products or technologies for other reasons, including:

     - the inability to agree on terms, such as price, ownership percentages and royalty arrangements;

     - incompatibility between us and the product or technology owner;

     - contractual restrictions on the transfer of rights in or to the product or technology; and

     - lack of access to sufficient funding.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS, SOME OF WHICH ARE UNCERTAIN AND UNPROVEN, AND WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY INFORMATION

     Because we are developing product candidates that rely on advanced and innovative technology, our success will depend in large part on our ability to obtain and effectively use patents, license patent rights, preserve trade secrets and operate without infringing upon the proprietary rights of others. The patent position of pharmaceutical, diagnostic, medical device and biotechnology companies in general is highly uncertain and involves complex legal and factual questions. Further, effective intellectual property protection may be unavailable or limited in some foreign countries. In addition, both in the United States and abroad, it is often costly to enforce intellectual property rights against infringing parties. Many of our intellectual property rights are based on licenses that we have entered into with the owner of the patent. Risks related to our patent rights and other proprietary rights include the following:

     - challenge, invalidation or circumvention of issued patents already owned by or licensed to us;

     - rejection by the Patent and Trademark Office or foreign patent authorities of our pending patent applications;

     - failure of the rights granted under our patents to provide sufficient protection;

     - failure by us to obtain additional patents;

     - independent development of similar products by third parties;

     - infringement by one or more of our products on the intellectual property rights of others;

     - ability of third parties to design around patents issued or licensed to us;

     - claims by our licensors or other third parties that we have exceeded the scope of our permitted use or field of use that is specified for some of our intellectual property rights;

     - claims by our consultants, key employees or other third parties that our products or technologies are the result of technological advances independently developed by them and, therefore, not owned by us;

     - failure by us to pay product development costs, license fees, royalties, milestone payments or other compensation required under our technology license and technology transfer agreements, and the subsequent termination of those agreements;

     - failure by our licensors to comply with the terms of our license agreements;

     - the misrepresentation by technology owners of the extent to which they have rights to the technologies that we purport to acquire or license from them;

     - a potentially shorter patent term as a result of legislation which sets the patent termination date at 20 years from the earliest effective filing date of the patent application instead of 17 years from the date of the grant; and

     - the loss of rights that we have licensed due to our failure or decision not to fund further research or failure to achieve required milestones or otherwise comply with our obligations under the license and technology transfer agreements.

     If any of these risks materialize, it will be difficult for us to commercialize, and generate revenues from, an affected product.

WE MAY NOT BE ABLE TO PROTECT OUR TRADE SECRETS AND CONFIDENTIAL AND PROPRIETARY INFORMATION AND, THEREFORE, MAY LOSE ANY COMPETITIVE ADVANTAGE THAT OUR PROPRIETARY RIGHTS PROVIDE

     In the operation of our business and development of our products, we rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and we cannot guarantee that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to unpatented trade secrets. We cannot guarantee that our agreements with our employees, consultants, advisors and strategic partners restricting the disclosure and use of trade secrets, inventions and confidential information owned by us or developed for us will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of the information. In many instances, our research collaborators may have relationships with other commercial entities, which could or do compete with us. Therefore, these collaborators could quickly disseminate our proprietary information to our competitors. The dissemination of our confidential information could have a material adverse effect on our business and may allow others to gain a competitive advantage over us or with respect to our products or otherwise jeopardize any competitive advantage our products currently have.

INFRINGEMENT CLAIMS BY THIRD PARTIES COULD RESULT IN COSTLY LITIGATION, DIVERT MANAGEMENT'S ATTENTION AND OTHERWISE HARM OUR BUSINESS

     From time to time, third parties may assert that our products infringe upon the proprietary rights of these third parties. It is virtually impossible for us to be certain that no infringement exists, particularly where, as is the case with most of our subsidiary companies, the specific products and processes to be commercialized have not yet been fully developed. These claims of infringement may result in:

     - a loss of our license rights with respect to the intellectual property for which infringement is claimed;

     - protracted and costly litigation which could require us to pay substantial damages and indemnify our customers and licensors;

     - the issuance of an injunction halting sales or use of our products;

     - product shipment delays; or

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     - a need to redesign our products or enter into royalty or licensing agreements with the third parties.

     Any of the results described above would harm our business. Any claims against us, with or without merit, can be time-consuming, requiring our management team to dedicate substantial time to addressing the issues presented, and substantial funds to defend our rights. Furthermore, many of the parties bringing claims may have greater resources than we do. In addition, to date, we have licensed or acquired our intellectual property utilized in our business from third parties. Any misrepresentation made by these third parties about the origin and ownership of their intellectual property could contribute to our infringement exposure. This exposure would jeopardize our business and require us to incur indemnification costs.

IF WE ARE NOT ABLE TO MAINTAIN RELATIONSHIPS WITH SCIENTIFIC AND CORPORATE COLLABORATIVE PARTNERS OR ENTER INTO NEW COLLABORATIVE ARRANGEMENTS, WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP, MARKET, DISTRIBUTE OR SELL SOME OF OUR PRODUCTS

     We currently depend and expect to continue to depend on third parties for support in product research and development. Part of our current business strategy is to form collaborative arrangements with institutions, including medical schools, research facilities, corporations and other strategic partners, to develop and commercialize our products. In some instances, we intend to use strategic partners or collaborators, contract research organizations or academic institutions to design and conduct our laboratory testing, preclinical animal studies and human clinical trials. We also will rely on them in some instances to help us obtain regulatory approval for our products and to manufacture, market, distribute or sell our products. We have limited control over the amount and timing of resources that our corporate and scientific collaborators devote to our programs or potential products. In addition, if we cannot contract for testing activities on acceptable terms, or at all, we may not complete our product development efforts in a timely manner. We may not be able to maintain our current collaborative arrangements or negotiate additional acceptable collaborative arrangements in the future. Scientists, physicians and other researchers who are affiliated with, or employed by, our scientific and corporate collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration agreements, can expect only limited amounts of their time to be dedicated to our activities.

     We cannot assure you that any of our present or future collaborators will meet their obligations to us under the collaboration agreements. If a collaborator terminates its agreements with us or fails to perform its obligations, it may delay the development or commercialization of the potential product or research program, which could result in a decline in our stock price. As a result, we would have to devote unforeseen additional resources to development and commercialization or terminate one or more of our product development programs. Due to increased operating costs and lost revenue associated with the termination of a collaboration agreement, we may have to seek funds in addition to the net proceeds of this offering to meet our capital requirements. We cannot assure you that we would be able to raise the necessary funds or negotiate additional corporate and scientific collaborations on acceptable terms, if at all, and we may have to curtail or cease operations.

WE OR OUR THIRD-PARTY MANUFACTURERS MAY NOT HAVE THE MANUFACTURING AND PROCESSING CAPACITY TO MEET THE PRODUCTION REQUIREMENTS OF CLINICAL TESTING OR CONSUMER DEMAND IN A TIMELY MANNER

     Our capacity to conduct clinical trials and commercialize our products will depend in part on our ability to manufacture or provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We must establish and maintain a commercial scale formulation and manufacturing process for all of our potential products to complete clinical trials. We or our third-party manufacturers may encounter difficulties with these processes at any time that could result in delays in clinical trials, regulatory submissions or the commercialization of potential products.

     For some of our potential products, we or our third-party manufacturers will need to have sufficient production and processing capacity in order to conduct human clinical trials, to produce products for commercial sale or process diagnostic tests at an acceptable cost. We have no experience in large-scale product manufacturing, nor do we have the resources or facilities to manufacture most of our products on a

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

commercial scale. We cannot guarantee that we or our third-party manufacturers will be able to increase capacity in a timely or cost-effective manner, or at all. Delays in providing or increasing production or processing capacity could result in additional expense or delays in our clinical trials, regulatory submissions and commercialization of our products.

     The manufacturing processes for our product candidates have not yet been tested at commercial levels, and it may not be possible to manufacture or process these materials in a cost-effective manner. In particular, our GMP/Genetics subsidiary, which performs the GMP Conversion Technology gene separation process, may not be able to handle the volume of requests that may develop for this procedure.

WE WILL BE DEPENDENT ON THIRD-PARTY MANUFACTURERS IF WE CHOOSE NOT TO DIRECTLY MANUFACTURE OUR PRODUCTS

     We may choose not to directly manufacture some or all of our products. Rather, we may rely on third parties to manufacture our products. For example, we intend to rely upon a contract manufacturer to produce the protein INGAP for small and large animal studies and human trials and commercial purposes related to our proposed diabetes treatment. If our manufacturing and distribution agreements are not satisfactory, we may not be able to develop or commercialize potential products as planned. In addition, we may not be able to contract with third parties to manufacture our products in an economical manner. Furthermore, third-party manufacturers may not adequately perform their obligations, may delay clinical development or submission of products for regulatory approval or otherwise may impair our competitive position. We may not be able to enter into or maintain relationships with manufacturers that comply with good manufacturing practices. If a product manufacturer fails to comply with good manufacturing practices, we could experience significant time delays or we may be unable to commercialize or continue to market the products. Changes in our manufacturers could require costly new product testing and facility compliance inspections. In the United States, failure to comply with good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sale and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which would require substantial additional funds and personnel and compliance with extensive regulations.

WE MAY BE DEPENDENT ON THE SALES AND MARKETING EFFORTS OF THIRD PARTIES IF WE CHOOSE NOT TO DEVELOP AN EXTENSIVE SALES AND MARKETING STAFF

     At this time, we have a limited sales and marketing staff. Therefore, we may depend on the efforts of third parties for the sale and marketing of our products. We anticipate that each third party will control the amount and timing of resources generally devoted to these activities. However, these third parties may not be able to generate demand for our products. In addition, there is a risk that these third parties will develop products competitive to ours, which would likely decrease their incentive to vigorously promote and sell our products. If we are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, we will be required to expend time and resources to develop an effective internal sales force. However, it may not be economical for us to market our own products or we may be unable to effectively market our products. Therefore, our business could be harmed if we fail to enter into arrangements with third parties for the sales and marketing of our products or otherwise fail to establish sufficient marketing capabilities.

WE HAVE LIMITED EXPERIENCE SELLING AND MARKETING OUR GMP CONVERSION TECHNOLOGY, AND OUR FAILURE TO BUILD AND MANAGE OUR SALES FORCE OR TO EFFECTIVELY MARKET THIS TECHNOLOGY WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS

     Because we only began marketing our GMP Conversion Technology process in September 2000, our sales force has little experience marketing this technology, and they may not be successful at selling this service. In order to successfully introduce and build demand for our GMP Conversion Technology process, we

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

must market our conversion services to hospitals, doctors, researchers and other companies performing genetic analysis and testing.

     We intend to market almost all of our conversion services in the United States through a small direct sales force. We may have to expand our sales force over the next couple of years in order to effectively market these services. There are significant risks involved in building and managing our sales force and marketing our products, particularly given our limited experience. For example, we may be unable to hire a sufficient number of qualified sales people with the skills and training to sell our conversion services effectively. If we are unable to market our conversion services effectively, or hire a sufficient number of sales people, we may have to enter into collaborative marketing agreements with third parties, which would require us to make payments to those third parties, possibly in the form of equity of our GMP/Genetics subsidiary, thus reducing the portion of the revenue we retain.

OUR COMPETITORS GENERALLY ARE LARGER THAN WE ARE, HAVE GREATER FINANCIAL RESOURCES AVAILABLE TO THEM THAN WE DO AND MAY BE BETTER ABLE THAN WE ARE TO DEVELOP AND COMMERCIALIZE COMPETITIVE PRODUCTS

     The health care industry is intensely competitive and we expect competition from other companies and other research and academic institutions to continue to increase. Many of these potential competitors have substantially longer operating histories and greater financial, research and development and marketing capabilities than we do. They also have substantially greater experience than we have in undertaking preclinical and clinical testing, obtaining regulatory approvals and manufacturing and marketing products. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. In addition, any company that brings competitive products to market first may achieve a significant competitive advantage over us and our products.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. In addition, academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. Furthermore, because of the rapidly changing landscape of the health care industry, we may face competition from other sources, institutions, technologies or products which are currently unknown to us or currently unforeseeable.

WE HAVE ENTERED INTO, AND EXPECT TO CONTINUE TO ENTER INTO, AGREEMENTS WITH PARTIES AFFILIATED WITH OUR COMPANY THAT MAY BE LESS FAVORABLE THAN AGREEMENTS THAT COULD BE OBTAINED FROM UNAFFILIATED PERSONS

     To date, we have completed several transactions with directors, officers and other affiliates. For example, in August 1999, we acquired Global Vascular Concepts, Inc., the predecessor company to GMP/Drug Delivery and GMP/Vascular, which at the time was substantially owned by four of our then directors, including three current directors. We have also entered into agreements with NOVA Biomedical Corporation, whose principal stockholder was formerly one of our directors, including an agreement to build our molecular genetics facility. In addition, we have entered into several agreements with Motorola, Inc., one of our principal stockholders. For instance, we have entered into a license agreement with Motorola for the technology utilized by our GMP/Wireless Medicine subsidiary. Pursuant to the terms of a related agreement, upon satisfaction of regulatory milestones and the occurrence other events, Motorola has the right to acquire up to 85% of the outstanding stock of GMP/Wireless Medicine for a premium to fair market value at the time of the exercise of the right. In addition, we have entered into a technology development agreement with Motorola to further develop the application of our wireless sensor technologies. Finally, we have also entered into an agreement with Motorola whereby we agreed to process, on a preferential basis, genetic specimens using our GMP Conversion Technology for customers of Motorola's BioChip systems. Further, we have agreed not to process samples from commercial customers using biological microarray technologies other than Motorola's systems. No competitive bids or independent valuation of the rights and obligations of the parties or evaluation of the fairness of the terms of the transactions were obtained. In the future, we may enter into other transactions with directors, officers and other affiliates, particularly with respect to the licensing of patents and other rights to pursue new potential products. Although we intend that all those transactions be approved by a majority of disinterested members of our board of directors or a committee of the board, we
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

cannot guarantee that these transactions will be as favorable as those transactions that could be obtained from unaffiliated persons.

OUR BUSINESS MODEL AND STRUCTURE MAY LIMIT OUR FINANCIAL FLEXIBILITY AND OUR ABILITY TO LICENSE COMPETING PRODUCT IDEAS

     Our current business model is based on a multiple subsidiary structure in which each subsidiary has license rights or other rights to manufacture and market a particular product or group of related products. Generally, the inventor of a product or the owner of the related proprietary rights to a product or technology owns a minority portion of the equity in the applicable subsidiary. As the majority stockholder in that subsidiary, we will owe fiduciary duties to any minority stockholder, including a duty to pay pro rata dividends if we decide to transfer funds from the subsidiary to us. Therefore, our ability to fund subsidiaries with revenue generated by other subsidiaries will be limited, and we may lack flexibility in transferring funds to us and among the subsidiaries. Furthermore, because we owe a fiduciary duty to the minority stockholders in each of our subsidiaries and because some of the members of our management team and board of directors own stock directly in our subsidiaries or invented the related products or technology, our ability or willingness to pursue licenses for potential products that might compete with any of our current products or product candidates may be limited, even if the potential product has greater commercial potential than our current product. Therefore, it is possible we may not be able to pursue the opportunity of acquiring a potentially successful commercial product.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE OR COULD RESULT IN DILUTION TO OUR STOCKHOLDERS AND ADVERSELY AFFECT OUR OPERATIONS

     We may need to raise additional funds within the next 24 months, particularly if our product development, regulatory approval, marketing or selling costs are higher than we currently anticipate. We may seek to sell additional equity or debt securities or to obtain a credit facility, which we may not be able to do on favorable terms, or at all. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to holders of common stock and any debt securities could contain covenants that would restrict our operations.

     To date, none of our products which requires FDA approval has been approved for commercial sale. If we are delayed in obtaining or are unable to obtain regulatory approval to market our products, we may exhaust our available resources, including the proceeds from this offering, significantly sooner than we had planned. If this were to happen, we would need to raise additional funds to complete commercialization of our products and continue our research and development programs. We cannot assure you that we would be able to obtain these additional funds on favorable terms, if at all.

LOSS OF KEY PERSONNEL AND CONSULTANTS COULD HARM OUR BUSINESS

     Because of the specialized nature of our business, we are dependent on the efforts of our board of directors, executive officers and scientific personnel, including Bart Chernow, M.D., our President and Chief Executive Officer, and Michael Salem, M.D., our Executive Vice President, Research and Development. Competition for qualified employees among pharmaceutical, diagnostic, device and biotechnology companies is intense, and the loss of some of our personnel, or an inability to attract, retain and motivate additional highly skilled scientific, technical and management personnel, could harm our business and could cause us to incur additional costs. We cannot guarantee that we will be able to retain our existing personnel or attract and retain additional qualified employees. In addition, we rely on consultants and advisors to assist us in executing our business strategy of licensing and acquiring promising new technologies. A majority of our research and scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by employers other than us. In addition, some of our research and scientific advisors have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

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OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS MAY BE HINDERED AS A RESULT OF
GOVERNMENT REGULATORY REQUIREMENTS AND A LENGTHY AND EXPENSIVE APPROVAL PROCESS

     The research, development, preclinical and clinical trials, manufacturing and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA in the United States and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for health care products, including required preclinical animal studies and clinical human testing, is lengthy, expensive and uncertain. Regulatory authorities have substantial discretion to terminate clinical trials, delay or withhold registration and marketing approval, and mandate product recalls. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other action against our potential products or us. Even after spending considerable time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of our products. We may encounter significant delays or excessive costs in the effort to secure necessary approvals or licenses, which would adversely affect the marketing and sale of our products. Even if we obtain regulatory clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal penalties.

     If we obtain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective. A more detailed discussion regarding government regulation of our products is included in this prospectus under the heading "Business -- Government Regulation."

MANY OF OUR PRODUCTS WILL BE SUBJECT TO PREMARKET REVIEW BY THE FDA WHICH WILL DELAY, AND MAY PREVENT, THEIR SUCCESSFUL COMMERCIALIZATION

     Unless an exemption applies, each medical device that we wish to market in the United States must first receive one of the following types of FDA premarket review authorizations:

     - 510(k) clearance via Section 510(k) of the Food, Drug and Cosmetics Act of 1938, as amended; or

     - premarket approval via Section 515 of the Food, Drug, and Cosmetics Act if the FDA has determined that the medical device in question poses a greater risk of injury than a comparable approved device.

     The FDA's 510(k) clearance process usually takes from four to 12 months, but can take longer. The process of obtaining premarket approval under Section 515 is much more costly, lengthy and uncertain. This approval process generally takes from one to three years, but can take even longer.

     In addition, prior to marketing a new drug or biologic in the United States, we must first complete a new drug application, or NDA, or a biological license application, or BLA. Both NDAs and BLAs must include detailed information about the drug or biologic, the process by which it is manufactured and the results of product development, preclinical studies and clinical trials. If questions arise during the FDA review process, approval can take more than five years. Even with the submission of relevant data, the FDA may ultimately decide that the NDA or BLA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies.

     We cannot assure you that the FDA will ever grant either 510(k) clearance or Section 515 approval for our medical devices or otherwise approve our NDA's or BLA's for any product we propose to market. The FDA can also impose more burdensome premarket approval requirements on modifications to our existing products or future products, which in either case could be costly and cause us to divert our attention and resources from the development of new products or the enhancement of existing products.

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OUR BUSINESS MAY SUFFER IF WE ARE REQUIRED TO REVISE OUR LABELING OR PROMOTIONAL
MATERIALS OR THE FDA TAKES AN ENFORCEMENT ACTION AGAINST US FOR OFF-LABEL USES

     We may not promote or advertise our products, or any future FDA cleared or approved products, for uses not within the scope of our clearances or approvals or make unsupported promotional claims about the benefits of our products. If the FDA determines that our claims are outside the scope of our clearances or are unsupported, it could require us to revise our promotional claims or take enforcement action against us. If we were subject to such an action by the FDA, our sales could be delayed, our revenues could decline and our reputation among clinicians, doctors, inventors and research and academic institutions could be harmed.

OUR BUSINESS WOULD BE HARMED IF THE FDA DETERMINES THAT WE HAVE FAILED TO COMPLY WITH APPLICABLE REGULATIONS OR WE DO NOT PASS AN INSPECTION

     We are subject to inspection and market surveillance by the FDA concerning compliance with pertinent regulatory requirements. If the FDA finds that we have failed to comply with these requirements, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

     - fines, injunctions and civil penalties;

     - the recall or seizure of our products;

     - withdrawal of previously granted product approvals;

     - the issuance of public notices or warnings;

     - the imposition of operating restrictions, partial suspension or total shutdown of production; and

     - criminal prosecution.

IF WE FAIL TO OBTAIN NECESSARY FOREIGN REGULATORY APPROVALS IN ORDER TO MARKET AND SELL OUR PRODUCTS OUTSIDE OF THE UNITED STATES, WE MAY NOT BE ABLE TO SELL OUR PRODUCTS IN OTHER COUNTRIES

     We hope eventually to market our products outside of the United States. Achieving this goal will entail obtaining foreign regulatory approvals from governments in other countries that may have different requirements from the regulatory process in the United States. The differences in foreign regulatory processes may subject our products to additional clinical trials and approvals, as well as possibly different licensing, manufacturing and labeling standards, even if the products are fully approved for manufacture, marketing and distribution in the United States. If the relevant foreign approvals cannot be obtained, the potential market for our products would be limited. Further, in order to meet any additional requirements that might be imposed by foreign governments, we may incur substantial costs that will affect our profitability.

IF WE OR OUR CONTRACT MANUFACTURERS FAIL TO COMPLY WITH APPLICABLE REGULATIONS, SALES OF OUR PRODUCTS COULD BE DELAYED AND OUR REVENUES COULD BE HARMED

     Every medical product manufacturer is required to demonstrate and maintain compliance with the FDA's regulations on manufacturing quality. We and any contract manufacturers or suppliers with whom we enter into agreements may be required to meet these requirements. The FDA enforces its regulations through periodic unannounced inspections. We cannot assure you that we or our contract manufacturers will pass any of these inspections. If we or our contract manufacturers fail one of these inspections in the future, our operations could be disrupted and our manufacturing and sales delayed significantly until we can demonstrate adequate compliance. If we or our contract manufacturers fail to take adequate corrective action in a timely fashion in response to a quality system regulations inspection, the FDA could shut down our or our contract manufacturers' manufacturing operations and require us, among other things, to recall our products, either of which would harm our business.

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CHANGES IN THE HEALTH CARE INDUSTRY AND REGULATORY ENVIRONMENT MAY NEGATIVELY
AFFECT ANY REVENUES WE RECEIVE FROM OUR POTENTIAL PRODUCTS OR COULD RESULT IN A REDUCTION IN THE SIZE OF THE POTENTIAL MARKET FOR OUR PRODUCTS, EACH OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE

     Trends toward managed care, health care cost containment and other changes in government and private sector initiatives in the United States and other countries in which we may do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could adversely affect the sale and prices of our products. For example:

     - major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years which has resulted in stricter standards for reimbursement of hospital charges for some medical procedures;

     - proposals were adopted recently that will change the reimbursement procedures for the capital expenditure portion of the cost of providing care to Medicare patients;

     - numerous legislative proposals have been or are being considered that could result in major changes in the U.S. health care system that could harm our business;

     - the National Institute of Health is drafting a policy which, if adopted, would require companies to pay royalties to NIH on products developed from taxpayer funded research projects that ultimately generate over $500 million in U.S. sales per year;

     - recent consolidation among health care facilities and purchasers of medical products in the United States, who prefer to limit the number of suppliers from whom they purchase medical products, could cause these entities to not purchase our products or demand discounts in our prices;

     - economic pressure exists to contain health care costs in international markets;

     - proposed and existing laws and regulations in domestic and international markets regulate pricing and profitability of companies in the health care industry; and

     - recent initiatives by third-party payors to challenge the prices charged for medical products could affect our ability to sell products on a competitive basis.

     Given the possibility of future changes in the health care industry, we cannot guarantee that:

     - federal or state health care legislation seeking to curb the cost of health care will not be adopted in the future;

     - any products sought to be commercialized by us or our collaborators will be considered cost-effective; or

     - adequate third-party health insurance reimbursements will be available for users of our products in order for us to establish and maintain price levels sufficient to realize an appropriate return on our investment in product development.

     Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could harm our business.

OUR BUSINESS MAY BE THREATENED BY THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF SOME OF OUR PRODUCTS

     The prospect of broadly available genetic predisposition testing has raised issues which are currently being widely discussed by the medical, scientific and legislative communities, as well as by other interested groups and organizations, regarding the appropriate utilization and the confidentiality of information provided by these tests. It is possible that discrimination by insurance companies could occur through the raising of premiums by insurers to prohibitive levels, outright cancellation of insurance or unwillingness to provide coverage to patients shown to have a genetic predisposition to a particular disease. While we do not engage in genetic testing, some of our products and processes, including our GMP Conversion Technology process, enhance genetic testing. Potential customers may choose not to purchase our products as a possible result of

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the social backlash. We could experience a delay in market penetration or a reduction in the size of our potential serviceable market, harming future revenue, if insurance discrimination were to become a significant barrier to testing acceptance. Similarly, employers could discriminate against employees with a positive genetic predisposition due to the increased risk for disease, resulting in possible cost increases for health insurance and the potential for lost employment time. Finally, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic predisposition to certain conditions. For these reasons, we could experience a delay or reduction in test acceptance, which could result in reduced market potential for our products.

     Our tissue engineering products currently utilize and require further research involving immature human cells, known as stem cells. Until the very recent advent of laboratory cultivation of human stem cells, there were three possible sources of these cells: adult stem cells derived from pediatric or adult donors; embryo germ stem cells derived from aborted fetuses; and embryonic stem cells derived from embryos prior to implantation in the womb. Ethical concerns over the latter two sources of stem cells have made the use of these cells controversial. Currently, federal law places significant constraints on government funding of research using stem cells. Although we are not dependent on government funding for research and development of our tissue engineering products, and despite the potential use of laboratory cultivated stem cells, the stem cell controversy could adversely affect market acceptance of any ultimate tissue engineering product or public attitudes toward us in general.

OUR USE OF BIOLOGICAL, RADIOACTIVE AND OTHER HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF MATERIAL ENVIRONMENTAL LIABILITIES, AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL LAWS

     Because we use and generate biological, radioactive and other hazardous substances in our operations, we are subject to potentially material liabilities related to personal injuries or property damages that may be caused by the spread of biological or radioactive contamination or by other hazardous substance releases or exposures. Decontamination and other clean-up costs associated with such releases or exposures, or related damages or liabilities, could have a negative impact on our results of operation or financial condition.

     We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage, disposal and transportation of biological, radioactive and other hazardous substances and wastes, and laboratory operating and safety procedures. These laws and regulations can impose substantial fines and criminal sanctions for violations. We could incur substantial capital and operating costs in order to bring our facilities into compliance with these requirements, including significant start-up costs at facilities we may construct or operate in the future. These costs could limit our ability to conduct manufacturing operations in a cost-effective manner.

OUR PRODUCT CANDIDATES MAY SUBJECT US TO PRODUCT LIABILITY FOR WHICH INSURANCE MAY NOT BE AVAILABLE

     The use of our potential products may expose us to product liability claims. In addition, there is a risk that as we further develop products, adequate insurance coverage and indemnification by collaborative partners will not be available or, if available, it may not be in sufficient amounts or at a reasonable cost. A successful product liability claim could materially harm our business.

OUR CURRENT STOCKHOLDERS WILL BENEFIT FROM THIS OFFERING, AND INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION

     The offering price is substantially higher than the current book value per share of our outstanding common stock, assuming conversion of our convertible preferred stock. Stockholders existing as of September 30, 2000 have paid an average of $8.09 per share for their stock which is considerably less than the amount to be paid for the common stock in this offering. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In addition, we have issued options to acquire common stock at prices significantly below the offering price. To the extent those outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

WE MAY SPEND A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS WHICH DO NOT YIELD A FAVORABLE RETURN

     We have significant flexibility to allocate a substantial portion of net proceeds from this offering. Our business model calls for us to acquire rights to and develop innovative technologies with unknown commercial potential and for which additional testing and regulatory approval may be required. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be invested to yield a favorable return.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK FOR A PROFIT

     Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price with the underwriters. This price may not be the price at which the common stock will trade after this offering. The market price of our common stock may decline below the initial public offering price and an active trading market may not develop after this offering. We cannot assure you of the extent to which an active trading market will develop or how liquid that market may become.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

     The market price of the common stock may fluctuate substantially due to a variety of factors, including:

     - announcements of technological innovations or new products by us or our competitors;

     - announcements of FDA approval or disapproval of our products;

     - the success rate of our discovery efforts, animal studies and human trials leading to performance-based payments and revenues under our collaborative agreements;

     - developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation regarding these rights;

     - the willingness of collaborators to commercialize our products and the timing of commercialization;

     - changes in our strategic relationships which adversely affect our ability to acquire or commercialize products;

     - announcements concerning our competitors, or the health care industry in general;

     - public concerns over the safety of our products or our competitors' products;

     - changes in governmental regulation of the health care industry;

     - changes in the reimbursement policies of third-party insurance companies or government agencies;

     - actual or anticipated fluctuations in our operating results from period to period;

     - variations in our quarterly results;

     - changes in financial estimates or recommendations by securities analysts;

     - changes in accounting principles; and

     - the loss of any of our key scientific or management personnel.

     In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of health care and medical technology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile, and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management's attention and resources.

WE MAY BE REQUIRED TO TAKE SIGNIFICANT ACTIONS THAT ARE CONTRARY TO OUR BUSINESS OBJECTIVES TO AVOID BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940

     As an operating company, we believe that we are not an investment company as that term is defined under the Investment Company Act. Generally, a company must register under the Investment Company Act and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company's total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. Under an alternative test, a company is not required to register under the Investment Company Act if not more than 45% of its total assets consist of, and not more than 45% of its net income is derived from, securities other than government securities and securities of majority-owned subsidiaries and companies primarily controlled by it. If we are unable to rely on these alternative tests, we may have to ask for exemptive relief from the SEC or rely, once every three years, on a one-year temporary exemption from the registration requirements of the Investment Company Act.

     If we are not able to obtain exemptive relief and the one-year temporary exemption is no longer available, we might need to take certain actions to avoid the requirement to register as an investment company. For example, we might be compelled to acquire additional income or loss generating assets that we might not otherwise have acquired, be forced to forego opportunities to acquire interests in companies that would be important to our strategy or be forced to forego the sale of minority interests we would otherwise want to sell. In addition, we might need to sell some assets which are considered to be investment securities, including interests in subsidiary companies. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of acquiring, operating and managing our subsidiary companies.

WE ARE CONTROLLED BY OUR DIRECTORS AND EXECUTIVE OFFICERS WHO, COLLECTIVELY, MAY PREVENT OR DELAY A CHANGE IN CONTROL AND WHOSE INTERESTS MAY BE DIFFERENT FROM THE INTERESTS OF OUR OTHER STOCKHOLDERS

     Upon the completion of this offering, our executive officers and directors
will own or control approximately      % of the outstanding shares of common
stock, based on their beneficial ownership as of September 30, 2000 and including options that are exercisable within 60 days of September 30, 2000. As a result, those individuals, acting together, will generally be able to determine the outcome of corporate transactions or other matters submitted for stockholder approval. These principal stockholders could preclude any unsolicited acquisition of us and, consequently, adversely affect the value of the common stock.

OUR CHARTER DOCUMENTS AND DELAWARE LAW CONTAIN PROVISIONS THAT MAY INHIBIT POTENTIAL ACQUISITION BIDS, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, DISCOURAGE MERGER OFFERS AND PREVENT CHANGES IN OUR MANAGEMENT

     Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock for three years. Under Delaware law, a corporation may opt out of the antitakeover provisions. We may choose not to opt out of the antitakeover provisions of Delaware Law.

     Upon the closing of this offering, our board of directors will have the authority to issue up to five million shares of preferred stock. Our board of directors can fix the price, rights, preferences and privileges of the preferred stock without any further vote or action by our stockholders. These rights, preferences and privileges may be senior to those rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock. We have also adopted other provisions in our charter documents effective upon the closing of this offering that could delay or prevent a change in control. The approval of 80% of our stockholders is required to amend particular provisions of our certificate of incorporation, and our stockholders cannot act by written consent. Only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, may call a special meeting of our stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction.

IF OUR EXISTING STOCKHOLDERS SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, OUR STOCK PRICE MAY DECLINE

     After this offering, we will have outstanding                shares of
common stock. Of these shares, the                shares being offered in this
offering will be freely tradable without restriction under the Securities Act except for any shares held by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

     As of September 30, 2000, approximately 16.4 million shares of common stock held by existing stockholders are "restricted shares" as that term is defined in Rule 144. These shares will be available for sale in the public market commencing approximately 180 days after the date of this prospectus, or earlier if the underwriters release their lock-up restrictions. Most of the shares that will be available for sale after the 180th day after the date of this prospectus will be subject to volume limitations because they are held by our affiliates or have been held less than two years. Approximately 4.6 million shares of our common stock held by existing stockholders will be eligible for resale without being subject to volume limitations commencing 180 days after the date of this prospectus.

     Approximately 7.6 million of the restricted shares are owned by stockholders who have the right beginning six months after the date of this prospectus to require us to file a registration statement to enable them to sell those shares. These stockholders also have the right to require us to include their shares in a registration statement that we file for subsequent offerings of our securities.

     Although our directors, executive officers and substantially all of our stockholders have agreed that they will not sell or otherwise dispose of any shares of common stock for a period of 180 days after the completion of this offering, these lock-up restrictions may be removed prior to 180 days after the offering without prior notice by the underwriters. In addition, the lock-up agreements may not be effective in restricting the sale of stock by those persons who are subject to them.

     As of September 30, 2000 there were outstanding options to purchase approximately 2.2 million shares of our common stock. Should the holders of these options exercise their options, there will be additional shares eligible for sale 90 days, or to the extent covered by lock up agreements, 180 days, after the date of this prospectus.

     If our stockholders sell substantial amounts of the common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall. For more detailed information regarding future sales of our common stock, please see "Shares Eligible for Future Sale" and "Underwriting."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - the effectiveness of our product candidates for their future intended uses;

     - FDA and other regulatory approvals;

     - the market, customer acceptance and demand for new health care technologies;

     - the impact of competitive products and pricing;

     - obtaining funding for new research and development projects;

     - the timing and success of new product development and launch;

     - the availability of raw materials;

     - the occurrence of unforeseeable events;

     - the regulatory environment;

     - fluctuations in operating results;

     - the timing and outcome of legal proceedings; and

     - the ability to license new technologies.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "hopes," "believes," "estimates," "intends," "projects," "predicts," "potential," "continue," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on our assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry and medical publications. Industry publications generally state that the information they provide has been obtained from sources they believe to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

     You should read this prospectus and the documentation we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statement after we distribute this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS

     We expect that we will receive net proceeds of approximately
$          from the sale of                shares of common stock in this
offering based on an assumed initial public offering price of $          per
share, and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of
approximately $          . We currently intend to use the net proceeds of this
offering for:

     - research and development of our current and future products;

     - commercialization of our current and future products;

     - capital expenditures, including building manufacturing facilities;

     - licensing and acquisition of new technologies;

     - prosecution of patents and the continued protection of our intellectual property rights;

     - hiring additional employees;

     - working capital; and

     - general corporate purposes, including acquiring or leasing additional facilities.

     In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses.

     We have not yet determined our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in allocating a significant portion of the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                         OUR POLICY REGARDING DIVIDENDS

     We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The following table describes our capitalization as of September 30, 2000:

     - on an actual basis;

     - on a pro forma basis after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 10,450,000 shares of common stock; and

     - on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of convertible preferred stock into 10,450,000 shares
       of common stock and the sale of                shares of common stock
       offered by us at an assumed initial public offering price of
       $          per share, after deducting the estimated underwriting
       discounts and commissions and estimated offering expenses.

                                                                        SEPTEMBER 30, 2000
                                                          -----------------------------------------------
                                                                                             PRO FORMA
                                                            ACTUAL         PRO FORMA        AS ADJUSTED
                                                          -----------     ------------     --------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Cash, cash equivalents and short-term investments.......   $114,557         $114,557          $
                                                           ========         ========          ========
Stockholders' equity:
  Preferred stock -- unallocated, $.01 par value:
     9,550,000 authorized, actual and pro forma;
     5,000,000 shares authorized, pro forma as adjusted;
     none issued and outstanding, actual, pro forma and
     pro forma as adjusted..............................         --               --                --
  Series A convertible preferred stock, $.01 par value:
     6,450,000 shares designated, actual; none
     designated, pro forma and pro forma as adjusted;
     6,450,000 shares issued and outstanding, actual;
     none issued and outstanding, pro forma and pro
     forma as adjusted..................................         65               --                --
  Series B convertible preferred stock, $.01 par value:
     4,000,000 shares designated, actual; none
     designated, pro forma and pro forma as adjusted;
     4,000,000 shares issued and outstanding, actual;
     none issued and outstanding, pro forma and pro
     forma as adjusted..................................         40               --                --
  Common stock, $.001 par value: 80,000,000 shares
     authorized, actual and pro forma; 120,000,000
     shares authorized, pro forma as adjusted; 5,987,227
     shares issued and outstanding, actual; 16,437,227
     shares issued and outstanding, pro forma;
                    shares issued and outstanding, pro
     forma as adjusted..................................          6               16
  Additional paid-in capital............................    135,518          135,613
  Deficit accumulated during the development stage......    (20,501)         (20,501)          (20,501)
                                                           --------         --------          --------
     Total stockholders' equity.........................    115,128          115,128
                                                           --------         --------          --------
          Total capitalization..........................   $115,128         $115,128          $
                                                           ========         ========          ========

     The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

     - shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

     - 2,163,000 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $10.41 per share; and

     - 830,968 shares of common stock reserved for issuance under our stock option plan.

                                    DILUTION

     Our pro forma net tangible book value as of September 30, 2000 was approximately $114.0 million, or $6.94 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding into 10,450,000 shares of common stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted
basis. After giving effect to the sale of the                shares of common
stock by us in this offering at an assumed initial public offering price of
$          per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net
tangible book value as of September 30, 2000 would have been $          , or
$          per share of common stock. This represents an immediate increase in
net tangible book value of $          per share of common stock to existing
common stockholders and an immediate dilution in pro forma net tangible book
value of $          per share to new stockholders purchasing shares of common
stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price.......................            $
  Pro forma net tangible book value per share before this
     offering...............................................  $  6.94
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                        -------
Dilution per share to new stockholders......................            $
                                                                        =======

     The following table summarizes, on a pro forma basis as of September 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new stockholders purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and offering expenses payable by us.

                                          SHARES PURCHASED       TOTAL CONSIDERATION
                                        ---------------------   ----------------------   AVERAGE PRICE
                                          NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                        -----------   -------   ------------   -------   -------------
Existing stockholders.................   16,437,227         %   $133,022,716         %       $8.09
New stockholders......................
                                        -----------    -----    ------------   ------
         Total........................                 100.0%   $               100.0%
                                        ===========    =====    ============   ======

     The tables and calculations above assume no exercise of the underwriters'
over-allotment option to purchase up to an additional                shares of
common stock. This information also assumes no exercise of stock options outstanding. As of September 30, 2000, there were 2,163,000 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $10.41 per share. To the extent that options with exercise prices below the price per share of this offering are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from May 17, 1999 (date of inception) to December 31, 1999 and our balance sheet data as of December 31, 1999 are derived from our consolidated audited financial statements, included elsewhere in this prospectus. We have derived our statement of operations data for the period from inception to September 30, 1999, for the nine months ended September 30, 2000 and for the period from inception to September 30, 2000 and our balance sheet data as of September 30, 2000 from our unaudited consolidated financial statements, which we include elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such results. We have presented pro forma net loss per share information to give effect to the assumed conversion of all outstanding shares of our convertible preferred stock into shares of common stock as of their original dates of issuance. See the notes to our consolidated financial statements for a detailed explanation of this determination of the shares used to compute actual and pro forma basic and diluted net loss per share. We are currently a development stage company.

                                                                                                       PERIOD FROM
                                          PERIOD FROM         PERIOD FROM                             MAY 17, 1999
                                         MAY 17, 1999         MAY 17, 1999         NINE MONTHS       (INCEPTION) TO
                                        (INCEPTION) TO       (INCEPTION) TO           ENDED           SEPTEMBER 30,
                                       DECEMBER 31, 1999   SEPTEMBER 30, 1999   SEPTEMBER 30, 2000        2000
                                       -----------------   ------------------   ------------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..............................       $    --             $    --              $     15           $     15
Operating expenses:
  Research and development...........         1,122                 593                11,612             12,734
  Selling, general and
    administrative...................         3,474               2,370                 8,262             11,736
                                            -------             -------              --------           --------
         Total operating expenses....         4,596               2,963                19,874             24,470
                                            -------             -------              --------           --------
Loss from operations.................        (4,596)             (2,963)              (19,859)           (24,455)
Interest income, net.................           436                 124                 3,518              3,954
                                            -------             -------              --------           --------
Net loss.............................       $(4,160)            $(2,839)             $(16,341)          $(20,501)
                                            =======             =======              ========           ========
Net loss per share -- basic and
  diluted............................       $ (0.87)            $ (0.62)             $  (3.15)          $  (4.10)
                                            =======             =======              ========           ========
Shares used in computing net loss per
  share -- basic and diluted.........         4,762               4,609                 5,191              4,996
Pro forma net loss per share -- basic
  and diluted........................       $ (0.53)            $ (0.53)             $  (1.14)          $  (2.01)
                                            =======             =======              ========           ========
Shares used in computing pro forma
  net loss per share -- basic and
  diluted............................         7,804               5,363                14,356             10,216

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1999           2000
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $28,816        $114,557
Working capital.............................................     28,430         111,609
Total assets................................................     29,178         121,072
Deficit accumulated during the development stage............     (4,160)        (20,501)
Total stockholders' equity..................................     28,657         115,128

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We are a development stage company formed on May 17, 1999 to identify, acquire, develop and commercialize innovative technologies for the health care market. We acquire technologies through our operating subsidiaries which are focused on a particular product candidate or group of related product candidates. Our subsidiaries are supported, operated, managed and funded by a shared corporate and administrative infrastructure. We own a substantial majority interest in each subsidiary company. Generally, a minority interest in each subsidiary is issued to the institution or individual from whom the subsidiary acquired the rights to the product candidates or technologies. Each subsidiary is included in one of three divisions or operating segments: therapeutics, diagnostics or devices. The operating results for each of these three segments include each division's share of corporate infrastructure costs allocated based on the effort expended by corporate personnel on behalf of the particular subsidiary. In addition, a corporate and other segment includes the results of financing activities and selling, general and administrative expenses of our corporate office not directly related to any particular subsidiary. The corporate and other segment also includes the expenses and revenues from media development services provided to third parties by us.

     Since our inception, we have devoted the majority of our efforts and resources to hiring employees, establishing facilities, acquiring rights to technologies and sponsoring research and development through collaborations with scientists, academic research institutions and other companies. As a result of these activities, we have incurred net losses of approximately $4.2 million in 1999 and $16.3 million in the nine months ended September 30, 2000. Our accumulated deficit was $20.5 million as of September 30, 2000. We expect to continue to incur net losses for the foreseeable future.

     We have generated only limited revenues from operations to date. Only one of our twelve subsidiaries formed to develop and commercialize health care technology products has products or services available for sale. Future revenues may include product revenues, royalties, grants, fees for services and license fees. The timing and amount of our revenues, if any, will likely fluctuate from year-to-year and quarter-to-quarter and depend upon the achievement of milestones, including, the receipt of FDA and other regulatory approvals, the introduction of new products and other performance requirements. Therefore, our results of operations for any period may not be representative of the results of operations for any other period. In addition, our limited operating history makes it difficult to forecast future operating results.

     In September 2000, our GMP/Genetics subsidiary commercially launched its GMP Conversion Technology, a new proprietary, gene separation process that is designed to significantly improve the accuracy of genetic analysis and testing. We licensed this technology from Johns Hopkins University in January 2000. We began processing genetic samples in September 2000 and we began recognizing revenue in October 2000. We recognize revenue from our GMP Conversion Technology process upon shipment to our customers of the completed sample. We anticipate that some of our target customers for our GMP/Conversion Technology process will be genetic researchers, including those researchers identifying new genes, conducting genetic analysis and matching genes to specific diseases. In addition, we intend to market our conversion services to commercial laboratory customers performing clinical predisposition genetic tests and tests for inherited diseases. We also anticipate that our GMP Conversion Technology process will be used by companies involved in genomics-based drug discovery and functional genomics.

     Research and development expenses include expenses associated with sponsored research programs, patent application and protection, personnel expenses, preclinical and clinical trials and technology acquisition and licensing. We recognize these expenses as they are incurred. Sponsored research expenses relate to amounts paid by us to research institutions that are attempting to develop technologies which we own or have licensed. These expenses as well as other investments in research and development have been, and we believe will continue to be, required to develop our existing and future product candidates. In addition, research and development expenses are affected by the timing of development activities, including preclinical tests and clinical trials and the regulatory approval process. We expect our research and development expenses to increase as we continue to invest in the development of our technologies.

     Selling, general and administrative expenses include expenses related to recruiting and hiring personnel, developing our shared corporate and administrative infrastructure, managing and supporting the activities of our subsidiaries and commercially launching our GMP Conversion Technology. We expect our selling, general and administrative expenses to continue to increase as our business grows and as we commercialize other product candidates.

     In August 2000, we entered into an agreement with Motorola whereby we agreed to process, on a preferential basis, genetic specimens using our GMP Conversion Technology for customers of Motorola BioChip systems. We also agreed, subject to limited exceptions, not to process genetic specimens for subsequent use with any other biological microarray technology for other than research purposes. Motorola paid GMP/Genetics $2.0 million under this agreement, which beginning October 1, 2000, is being recorded as license revenue over the 27-month term of the agreement.

     At December 31, 1999, we had available net operating loss carryforwards of approximately $2.4 million that we may be able to use to offset any future taxable income for federal income tax purposes. The utilization of the loss carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards begin to expire in the year 2019. However, the Tax Reform Act of 1986 limits the maximum annual use of net operating loss and tax credit carryforwards in some situations where changes occur in the stock ownership of a corporation. For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to our ability to generate taxable income in the future sufficient to realize the benefit of deferred income tax assets.

RESULTS OF OPERATIONS

 NINE MONTHS ENDED SEPTEMBER 30, 2000 AND PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30, 1999

     Revenue

     We generated revenue of approximately $15,000 from operations during the nine months ended September 30, 2000 as compared to no revenue for the period from May 17, 1999 (date of inception) to September 30, 1999. These revenues were attributable exclusively to media development services provided to third parties by us and which are reported in the corporate and other segment.

     Research and Development

     Research and development expenses during the nine months ended September 30, 2000 were $11.6 million as compared to $593,000 for the period from inception to September 30, 1999. The increase in research and development expenses in the first nine months of 2000 is the result of licensing and acquiring multiple health care technologies and the related funding of research and development of these technologies, including sponsored research agreements with Eastern Virginia Medical School and Children's Hospital at Harvard Medical School. Expenses incurred to license and acquire technologies were $4.4 million in the first nine months of 2000 and none in 1999. Sponsored research payments amounted to $2.1 million in the first nine months of 2000 and none in 1999. Research and development expenses for the first nine months of 2000 included non-cash stock compensation of $938,000 for options issued for consulting services.

     Research and development expenses for the therapeutics segment totaled $3.4 million for the nine months ended September 30, 2000 as compared to expenses of $264,000 for the period from inception to September 30, 1999. The expenses for the first nine months of 2000 primarily related to the licensing and development of the diabetes technology held by GMP/Endotherapeutics, and also included licensing and development expenses associated with the oxygen delivery technology held by GMP/Oxycell and the spinal cord injury technology held by GMP/Tissue Engineering. Research and development expenses for the 1999 period pertained to the initiation of the development of the oxygen delivery technology.

     Research and development expenses for the diagnostics segment totaled $3.6 million for the nine months ended September 30, 2000 as compared to none for the period from inception to September 30, 1999. The expenses for the first nine months of 2000 primarily related to the licensing, development and commercialization of our genetics technology, and also included the licensing and development expenses for the blood coagulation technology held by GMP/Thromboflex and the cancer detection technology held by GMP/Diagnostic/Prognostic Markers.

     Research and development expenses for the devices segment totaled $4.6 million for the nine months ended September 30, 2000 as compared to $144,000 for the period from inception to September 30, 1999. The expenses for the first nine months of 2000 primarily related to the licensing and development of the wireless technologies held by GMP/Wireless Medicine, and also included the licensing and development of additional device technologies in the first nine months of 2000.

     There were no research and development expenses for the corporate and other segment in the first nine months of 2000 and $185,000 of expenses related to the evaluation of technologies that we chose not to acquire in the period from inception to September 30, 1999.

     Selling, General and Administrative

     Selling, general and administrative expenses for the nine months ended September 30, 2000 were $8.3 million as compared to $2.4 million for the period from inception to September 30, 1999. The increase in selling, general and administrative expenses was due primarily to the increase in our personnel, with the total number of employees growing from 10 as of September 30, 1999 to 71 as of September 30, 2000. In addition to the expenses associated with recruiting and hiring personnel, we established facilities and an administrative infrastructure to support the activities of our subsidiaries. In particular, we established our molecular genetics laboratory, which opened in September 2000. Selling, general and administrative expenses included non-cash stock compensation of $920,000 in the first nine months of 2000 and $87,000 for the period from inception to September 30, 1999, in both periods for options issued for consulting services. Selling, general and administrative expenses for 1999 included expenses of approximately $1.5 million associated with structuring and arranging our initial financing.

     Selling, general and administrative expenses for the therapeutics segment totaled $1.0 million for the nine months ended September 30, 2000 as compared to $40,000 for the period from inception to September 30, 1999, in both periods for corporate infrastructure expenses allocated to the segment based on the effort expended by corporate personnel.

     Selling, general and administrative expenses for the diagnostics segment totaled $2.9 million for the nine months ended September 30, 2000 as compared to none for the period from inception to September 30, 1999. These expenses for the first nine months of 2000 primarily related to managing the commercialization of our genetics technology.

     Selling, general and administrative expenses for the devices segment totaled $1.9 million for the nine months ended September 30, 2000 as compared to $250,000 for the period from inception to September 30, 1999, in both periods for corporate infrastructure expenses allocated to the segment based on the effort expended by corporate personnel.

     Selling, general and administrative expenses for our corporate and other segment were $2.5 million in the nine months ended September 30, 2000 and $2.1 million for the period from inception to September 30, 1999. In both periods, these expenses reflected administrative expenses not allocable to a particular subsidiary and non-cash stock compensation expenses, and in 1999 also included the $1.5 million paid in connection with our initial financing.

     Operating Loss

     Our revenue from inception through September 30, 2000 was only $15,000. As a result, our consolidated operating loss and our operating loss by segment is based on the research and development and selling, general and administrative expense activity described above. Our consolidated operating loss was $19.9 million for the nine months ended September 30, 2000 as compared to $3.0 million for the period from inception to September 30, 1999. The therapeutics segment operating loss was approximately $4.4 million for the nine months ended September 30, 2000 as compared to $303,000 in the 1999 period. The diagnostics segment operating loss was approximately $6.4 million for the nine months ended September 30, 2000 compared to no activity for the period from inception to September 30, 1999. The devices segment operating loss was approximately $6.5 million for the nine months ended September 30, 2000 compared to $393,000 for the period from inception to September 30, 1999. The corporate and other segment operating loss for the nine months ended September 30, 2000 was $2.6 million as compared to an operating loss of $2.3 million for the period from inception to September 30, 1999.

     Interest Income

     Interest income for the nine months ended September 30, 2000 was $3.5 million as compared to $124,000 for the period from inception to September 30, 1999. This increase is attributable to the increase in cash available for investment following the sale of common stock and Series A and Series B convertible preferred stock.

  PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999

     Revenue

     We generated no revenue from operations during the period from our inception to December 31, 1999.

     Research and Development

     Research and development expenses during the period from inception to December 31, 1999 were $1.1 million. These expenses primarily related to the initiation of development of the oxygen delivery technology in the therapeutics segment, the initiation of development of our anti-embolism stocking, local drug delivery systems and glaucoma treatment technology in our devices segment and evaluation of technologies that we chose not to acquire and which were allocated to our corporate and other segment.

     Selling, General and Administrative

     Selling, general and administrative expenses for the period from inception to December 31, 1999 were $3.5 million. These expenses were due primarily to organizational activities, obtaining financing, recruiting and hiring personnel and identifying health care technologies to be licensed. Selling, general and administrative expenses included non-cash stock compensation of $115,000 for the period from inception to December 31, 1999 for options issued for consulting services. In addition, selling, general and administrative expenses for 1999 included expenses of approximately $1.5 million associated with structuring and arranging our initial financing. Of these expenses, $198,000 was allocated to our therapeutics segment, $610,000 to our devices segment and $2.7 million to our corporate and other segment based on the effort expended by corporate personnel for each particular segment. Corporate and other segment expenses reflect administrative expenses not allocable to a particular segment, including efforts for identifying new health care technology licensing opportunities and financing activities.

     Operating Loss

     Since we had no revenue in 1999, our consolidated operating loss and our operating loss by segment is based solely on the research and development and selling, general and administrative expense activity described above. Our consolidated operating loss was $4.6 million from inception to December 31, 1999. Our therapeutics, devices and corporate and other segment operating losses were $563,000, $1.1 million and $2.9 million.

     Interest Income

     Interest income from inception to December 31, 1999 was $436,000. This amount is attributable to the cash available for investment following the sale of common stock and Series A convertible preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations from funds provided by our founders and from the sale of our common stock and our Series A and B convertible preferred stock. The sale of our common and preferred stock raised net aggregate proceeds of approximately $133.0 million. We also received approximately $1.0 million from the sale of common stock of GMP/Genetics to Motorola.

     As of September 30, 2000, we had cash and cash equivalents of $114.6 million and working capital of approximately $111.6 million. Our cash resources have been used historically to acquire technologies, finance research and development expenses, including sponsored research, for capital expenditures, primarily for the construction of our genetic testing laboratory in Waltham, Massachusetts, and for selling, general and administrative expenses. We anticipate substantial increases in research and development expenses to fund sponsored research and development agreements, preclinical and clinical studies and trials, development of prototypes, laboratory operations, equipment and facility improvements and expansions, and selling, general and administrative expenses.

     As of September 30, 2000, we had entered into sponsored research and development agreements with commitments totaling approximately $11.8 million over the next six years, of which $787,000 is due in the last quarter of 2000 and $6.6 million of which is due in the year ended December 31, 2001. We have further committed to make milestone payments to entities from which we acquired or licensed technologies of up to $6.3 million upon the achievement of specified product development events. In July 2000, GMP/Wireless Medicine also executed a technology development agreement with Motorola. Under this agreement, GMP/Wireless Medicine has initially agreed to make payments of up to $6.0 million to fund research to further develop our wireless sensor technologies. We have entered into operating lease commitments of $3.5 million payable through 2005, largely related to the lease of facilities.

     We believe the net proceeds from this offering together with our existing resources will be sufficient to meet our anticipated capital needs for the next 24 months, although we cannot guarantee that we will not require or pursue additional funds prior to that date. Our working capital requirements will depend upon numerous factors, including:

        - the success of commercialization of our products;

        - the need to fund cash payments in order to acquire rights to potential new products;

        - results of research and development activities;

        - the expenses associated with the prosecution and defense of patents and the continued protection and defense of our intellectual property;

        - progress of our animal studies or human trials;

        - changes in or terminations of our relationships with strategic partners;

        - changes in the focus, direction or costs of our research and development programs;

        - competitive and technological advances;

        - delays in the regulatory approval process;

        - the availability of other financing; and

        - other unforeseen circumstances.

     In the long term, we will require additional funds in addition to the proceeds of this offering to meet our business objectives. We have no commitments to obtain any additional funds and cannot guarantee that such funds will be available on acceptable terms, or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

     As of September 30, 2000, our cash and cash equivalents consisted primarily of obligations of the United States government and its agencies and demand deposits and money market funds held by large financial institutions in the United States. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

     Currently, all of our sales and purchases are denominated in U.S. dollars. Therefore, we do not believe that we currently have any direct foreign currency exchange rate risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Investments and Hedging Activities. SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes several existing standards. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect that the adoption of SFAS 133 will have a material impact on our financial statements.

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 explains how the SEC staff applies by analogy the existing rules on revenue recognition to other transactions not covered by such rules. In March 2000, the SEC issued SAB 101A that delayed the original effective date of SAB 101 until the second quarter of 2000 for calendar year companies. In June 2000, the SEC issued SAB 101B that further delayed the effective date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We do not expect that the adoption of SAB 101 will have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     We identify, acquire, develop and commercialize innovative health care technologies. We believe that a significant number of promising health care technologies are not developed or commercialized because the academic, medical and other institutions or inventors that discover the technologies lack access to sufficient funding, as well as management, development and commercialization expertise. We have assembled a team of recognized medical experts to identify promising new technologies which have been discovered by these institutions and have built the infrastructure and management capabilities that we believe are necessary to develop and commercialize these technologies.

     Once we identify a particular health care technology, we carefully evaluate that technology, negotiate for its acquisition and then establish or use an existing subsidiary company to license or purchase the technology. We provide equity ownership in our subsidiary companies to the institutions, inventors or collaborating scientists that are associated with each technology. We own a substantial majority of the equity and have management control of these subsidiaries. In addition, our acquisition or license agreement and our sponsored research agreements with the original owner of the technology generally provide that all enhancements or improvements made to the acquired technology are owned by us. In developing products, our subsidiary companies benefit from access to our experienced management team and board of directors, as well as our common infrastructure, which includes medical, scientific, legal, business, regulatory and other management and operational functions. We also have entered into strategic relationships with established health care product companies which should enable us to accelerate product development and commercialization. These strategic relationships include agreements with Myriad Genetics and NOVA Biomedical. In addition, we have received equity investments from Medtronic and Quest Diagnostics.

     Our management team and board of directors include many leading physicians and scientists, who enhance our access to medical schools, hospitals and other academic and research organizations that are developing medical technologies. To date, we have licensed or acquired health care technologies from institutions such as Children's Hospital at Harvard Medical School, Eastern Virginia Medical School, Johns Hopkins University, Massachusetts Institute of Technology, Mayo Clinic, Mayo Foundation for Medical Research and Education, McGill University, and Universite Louis Pasteur. We have also licensed technologies from our strategic partner, Motorola, Inc. We have already established 12 subsidiary companies with products in development relating to therapeutics, diagnostics and medical devices. In September 2000, we commercially introduced our first health care technology product, our GMP Conversion Technology. This technology is a new proprietary gene separation process that is designed to significantly improve the accuracy of genetic analysis and testing. We licensed the GMP Conversion Technology from Johns Hopkins University in January 2000 and began commercial sales in October 2000.

     Our business model offers flexible solutions to the challenges of acquiring, developing and commercializing promising new health care technologies. We believe that our diverse group of technologies will allow us to mitigate the risk and uncertainty associated with the development of any one of these technologies. Similarly, we have the flexibility to choose different means by which to maximize the financial returns from each of our technologies. For example, if a subsidiary company is commercially successful, we may decide to sell the subsidiary company, undertake an initial public offering of its equity or spin it off to our stockholders. Alternatively, if we deem it strategically appropriate, we may choose instead to retain our equity interest in a subsidiary company or to license or sell the rights to the technology owned by that company.

CHALLENGES IN COMMERCIALIZING EMERGING HEALTH CARE TECHNOLOGIES

     Our business model is designed to overcome what we perceive to be the challenges facing small, single-product health care companies and academic and other institutions that seek to develop and commercialize new medical technologies. Although the vast majority of products for the health care market are commercialized by large, well-financed companies with long operating histories, we believe some of the most innovative health care technologies are found in medical schools, universities and other institutions.

Challenges and obstacles to developing, financing and commercializing innovative health care technologies include:

     - identifying and evaluating the commercial promise of new technologies;

     - acquiring or securing rights to these technologies;

     - developing an adequate infrastructure and obtaining sufficient capital investment;

     - managing the risk and uncertainty of product development; and

     - successfully commercializing products.

OUR SOLUTIONS, STRATEGIES AND TACTICS

     Our objective is to become a leader in developing and commercializing important health care technologies. To achieve this objective and to overcome the challenges identified above, we plan to:

     - CAPITALIZE ON THE EXPERTISE OF OUR MANAGEMENT TEAM AND BOARD OF DIRECTORS TO IDENTIFY AND EVALUATE NEW HEALTH CARE TECHNOLOGIES. Our management team, board of directors and collaborating scientists are an assembly of leaders in the fields of medicine and biotechnology. Their cumulative experience, international reputations and extensive network of contacts distinguish them among their peers. These individuals include not only recognized physicians and medical researchers, but also professionals in business, finance, medical regulatory issues, intellectual property and other specialties. An important part of our business strategy is to capitalize on this network of professionals to identify innovative health care technologies and select for development those that hold significant medical and commercial promise. As a result of this strategy, we have identified and acquired rights to more than 20 different technologies since our inception in May 1999. For example, through our relationships with Bert Vogelstein, M.D. and Kenneth W. Kinzler, Ph.D., we licensed from Johns Hopkins University a new proprietary gene separation process, called GMP Conversion Technology. Drs. Vogelstein and Kinzler have since become our research and scientific advisors and have entered into consulting agreements with us. We began commercializing this technology in September 2000 at our molecular genetics facility in Waltham, Massachusetts.

     - COMPETE EFFECTIVELY FOR NEW HEALTH CARE TECHNOLOGIES. As part of our strategy to compete effectively for promising new health care technologies, we offer institutions or scientists who have created or invented a promising technology a minority equity interest in a newly formed or existing subsidiary company that will acquire, develop and seek to commercialize that technology. We believe these innovators have found the opportunity to retain an equity interest preferable to the model traditionally offered by large health care, medical technology and diagnostics companies. While our corporate structure provides the innovators with an equity ownership in the subsidiary company, we have management control and own a substantial majority of the subsidiary's equity. This strategy has helped us to acquire and license technologies from institutions such as Children's Hospital at Harvard Medical School, Eastern Virginia Medical School, Johns Hopkins University, Massachusetts Institute of Technology, Mayo Clinic, Mayo Foundation for Medical Research and Education, McGill University, and Universite Louis Pasteur.

     - PROVIDE ACCESS TO INFRASTRUCTURE AND CAPITAL INVESTMENT. Our subsidiary companies benefit from access to our common corporate infrastructure which provides financial and administrative economies of scale, including support in capital raising, project management, business development, scientific and clinical research, human resource management, accounting, intellectual property protection, legal and regulatory compliance, risk management and marketing. We believe that our diverse group of technologies and our strategic relationships provide innovators access to a common corporate infrastructure and the capital needed to develop and realize the commercial potential of their technologies. In addition, through our strategic partnerships we can provide access to additional sources of funds. For instance, Motorola, Inc., one of our strategic partners and principal stockholders, has invested in two of our subsidiary companies, GMP/Wireless Medicine and GMP/Genetics. We believe that our common corporate infrastructure and the synergies that it creates efficiently spreads the capital and administrative costs associated with developing new technologies over all of our product candidates and permits the sharing of funds and medical, scientific and management expertise.

     - DEVELOP STRATEGIC RELATIONSHIPS WITH LEADING COMMERCIAL INSTITUTIONS. We have developed strategic relationships with several leading commercial institutions. Not only do these institutions enhance our ability to identify and acquire new technologies, but many of these strategic partners also take an active role in the development of our products. For instance, we have entered into collaborative agreements with Motorola for the development of our wireless products and NOVA Biomedical for the construction of our molecular genetics facility and the development of our Thromboflex product. We intend to cultivate these and other relationships to create long-term alliances across multiple product lines.

     - COMMERCIALIZE OUR PRODUCTS DIRECTLY OR THROUGH STRATEGIC PARTNERS. We have developed our infrastructure and strategic relationships to provide us with flexibility in commercializing our products. In some instances, we may determine that it is optimal to market and sell our products through our own sales and marketing staff. For example, we currently market and sell our GMP Conversion Technology process ourselves. In other instances, we may enter into collaborative arrangements with pharmaceutical, medical device, diagnostics, technology firms and other companies, some of which may already be one of our strategic partners, for the marketing and sale of products worldwide. If we choose to enter into marketing and sales arrangements with strategic partners, we would hope to capitalize on the reputation and marketing strength of those firms to sell our products without the need to invest heavily in our own marketing and distribution infrastructure.

OUR SUBSIDIARY COMPANIES

     Our medical product candidates are assigned to one of our three operating divisions: therapeutics, diagnostics or devices. The following summarizes information with respect to our products under development.

                                    THERAPEUTICS DIVISION

SUBSIDIARY COMPANY                  POTENTIAL PRODUCT APPLICATION       STAGE OF DEVELOPMENT
------------------                  ----------------------------------  ---------------------
  GMP/Endotherapeutics              Drug therapy to generate new        Preclinical
                                    pancreatic islet cells to treat
                                    diabetes
  GMP/OxyCell                       Treatment that improves oxygen      Preclinical
                                    delivery to tissues
  GMP/Tissue Engineering            Tissue engineered treatment for     Preclinical
                                    spinal cord and other nerve
                                    injuries

  GMP/ENDOTHERAPEUTICS

     GMP/Endotherapeutics has licensed from Eastern Virginia Medical School and McGill University the exclusive, worldwide rights to a protein known as Islet Neogenesis Gene Associated Protein, or INGAP. INGAP has demonstrated in preclinical studies an ability to stimulate the growth of islets or insulin-producing pancreatic cells in diabetic and normal hampsters and mice. Based on these studies, we believe that INGAP represents a potentially important development for the treatment of diabetes in humans. GMP/Endotherapeutics is developing this product in collaboration with Dr. Aaron L. Vinik, Director, Strelitz Diabetes Research Institute and Professor of Medicine, Anatomy and Neuro-biology at Eastern Virginia Medical School. Dr. Vinik is also a research and scientific advisor to our company and has entered into a consulting agreement with us.

     Market Overview

     Diabetes mellitus is a chronic, life-threatening disease for which there is currently no cure. In both human and economic terms, diabetes is one of the most costly diseases in the world. Approximately 16 million people in the United States, or 5.9% of the population, and 130 million people worldwide are afflicted with diabetes. According to the American Diabetes Association, or ADA, 800,000 new cases of diabetes are diagnosed each year in the United States. In addition, the ADA estimates that the total direct medical costs associated with diabetes care each year in the United States are approximately $44.0 billion.

     In patients with diabetes, the body does not produce or respond adequately to insulin, which is a hormone produced by the islet cells in the pancreas. Through the production of insulin and other substances, the pancreas regulates the body's metabolism of sugar, or glucose. A healthy pancreas produces the correct amount of insulin required to maintain a person's blood glucose at proper levels. In patients with diabetes, glucose is not fully metabolized, either because insulin-producing cells are destroyed or exist in reduced numbers, which results in the body's cells inability to effectively metabolize glucose, or because the body does not respond to insulin. High glucose levels acutely inhibit the immune system and result in fatigue, slow healing and lower resistance to infection. In severe cases, high glucose levels can lead to coma and death. Chronically elevated blood glucose levels result in significant, long-term complications, including heart attacks, strokes, blindness, kidney disease, nerve disease, vascular disease and amputations. Insulin replacement treatments and other oral medications have only limited success in controlling consequences of diabetes.

     There are two types of diabetes. Type I diabetes, sometimes referred to as juvenile onset diabetes, is a more severe form of the disease and is characterized by a complete lack of insulin secretion by the pancreas due to the destruction of pancreatic islet cells. Type I patients require life-long, glycemic care, which is the repeated monitoring of blood glucose levels one or more times daily, and replacement of insulin by daily injections or infusions in order to maintain blood glucose levels in a near normal range.

     Type II diabetes, or adult onset diabetes, is more common than Type I and is a metabolic disorder where high blood glucose levels result from the body's inability to make enough, or to properly use one's own, insulin produced by the pancreas. Almost all patients with Type II diabetes have a defect in insulin secretion and, therefore, do not produce enough insulin. Patients with Type II diabetes are treated with a combination of one or more oral medications. In addition to oral medications, in many cases, one or more daily insulin injections are also required.

     Islet Neogenesis Gene Associated Protein (INGAP)

     GMP/Endotherapeutics owns the exclusive, worldwide rights to INGAP. INGAP has been demonstrated in hamster and mice studies to enable new pancreatic islet cells to grow and to induce immature pancreatic islet cells to grow and produce insulin. In preclinical studies, INGAP has decreased blood glucose levels to normal values in 75% of the diabetic hamsters tested or treated, without the need for further therapy after the initial course of treatment. The gene responsible for producing the INGAP protein is substantially the same in both hamsters and humans. In other studies, treating diabetic mice which have a form of diabetes similar to Type I diabetes in humans with INGAP appears to reverse diabetes in 100% of treated animals. Additionally, the treatment of human pancreatic cells with INGAP in laboratory in vitro experiments resulted in binding of INGAP to islet cells and subsequent generation of new islet cells.

     Based on our research completed to date, we believe that INGAP may offer a significant commercial opportunity by offering what we believe to be the first ever possibility to stimulate the growth of new human pancreatic islet cells, which may then result in the production of insulin and, therefore, the normalization of blood glucose levels. FDA approval is required before marketing any product based upon INGAP. The product will be subject to the drug approval process, which includes preclinical animal trials, clinical trials, which typically include three phases, and the filing of a new drug application with the FDA. Currently, we are continuing preclinical small and large animal studies. We plan to file an investigational new drug application, or IND, with the FDA in 2001.

     Our licensed diabetes therapy is the subject of three issued U.S. patents expiring in 2015, 2016 and 2017, one pending U.S. patent application and ten patent applications pending in other countries. We have filed an application for the reissue of one of our U.S. patents.

  GMP/OXYCELL

     GMP/OxyCell has acquired the exclusive, worldwide rights to compounds that enable the transport of inositol hexaphosphate, or IHP, and 2,3 diphosphoglycerate, the body's natural compound which assists in the delivery of oxygen, into human red blood cells. IHP significantly improves the capability of red blood cells to deliver oxygen to body tissues. GMP/OxyCell is developing its product candidates in collaboration with Dr. Claude Nicolau, Visiting Professor of Medicine at Harvard Medical School and Professor of BioTechnology at Universite Louis Pasteur, and Dr. Jean Marie Lehn, Professor of Chemistry at Universite Louis Pasteur and Professor at the College de France in Paris. Both Drs. Nicolau and Lehn are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     Oxygen is indispensable to the life of all human tissues and is transported to those tissues by red blood cells. Hemoglobin, a molecule contained within red blood cells, is responsible for carrying oxygen from lungs to tissues throughout the body. Oxygen deficiency can lead to tissue damage or death. In human blood, each hemoglobin molecule carries four molecules of oxygen but releases only one molecule to the tissues.

     The causes of inadequate tissue oxygenation generally can be classified into four categories:

     - ANEMIA: insufficient hemoglobin resulting from blood loss following injury or surgery or disorders that affect red blood cell production or maintenance.

     - ISCHEMIA: inadequate red blood cell flow for tissue oxygenation resulting from obstructed or constricted blood vessels.

     - HEART FAILURE: inability of the heart to pump sufficient quantities of blood to meet the oxygen needs of tissues.

     - LUNG FAILURE:  the failure of the lungs to oxygenate blood adequately.

     According to the Centers for Disease Control, approximately 4.1 million people in the United States were anemic in 1995, with approximately 2.5 million of these cases affecting Americans under the age of 45. A red blood cell transfusion is the standard therapy for anemia resulting from blood loss. Sources of red blood cells for transfusions include stored supplies of donated blood or of the recipient's own pre-donated blood. Health care professionals also may use medications that stimulate red blood cell production if anemia is anticipated, for example, as a result of planned surgery, but these medications require time to be effective. Red blood cell transfusions have risks and limitations, including the potential risk of disease transmission from donated blood that has been infected by HIV, hepatitis and other blood-borne diseases. Red blood cells deteriorate in storage and lose approximately 75% of their oxygen releasing ability after eight days of storage. Nevertheless, the National Blood Resource Center estimated that approximately 11.5 million units of red blood cells and whole blood, including the patients' own previously donated blood, were transfused in the United States in 1997.

     Red blood cell transfusions generally do not effectively treat ischemic conditions or inadequate tissue oxygenation that result from obstructed or constricted blood vessels or from heart or lung failure. Each year, according to the Framingham Heart Study and the National Heart Lung Blood Institute, approximately 600,000 people in the United States suffer a new or recurrent stroke. About 4.4 million stroke survivors are alive today. In 1999, according to the American Heart Association, direct pharmaceutical costs associated with strokes were approximately $400 million, with total direct costs of approximately $30.6 billion to care for this patient group. In addition, there are approximately 12.0 million Americans with coronary artery disease that require treatment and approximately 4.5 million people who carry a diagnosis of congestive heart failure. Total direct expenditures in these patient groups are estimated by the American Heart Association to be approximately $70 billion in 1999, with estimated direct drug costs of approximately $4.6 billion.

     Our OxyCell Technology

     We are currently developing and testing compounds that may significantly enhance the delivery of oxygen to organs and tissues without many of the potential risks and limitations associated with some of the current methods. These compounds enable the transport of IHP and 2,3 diphosphoglycerate into human and animal red blood cells. IHP is a naturally occurring plant chemical that enhances the capability of hemoglobin to deliver oxygen to tissues and organs by allowing each red blood cell to release more oxygen to tissues. IHP-bound hemoglobin more effectively removes the metabolic by-product, carbon dioxide, from tissues. In addition, stored blood treated with IHP may be able to release oxygen to the tissues more rapidly following transfusion.

     Our collaborating scientists have identified and are testing naturally occurring compounds that enable the transport of IHP and 2,3 diphosphoglycerate into red blood cells and they are continuing research that may lead to the identification of other compounds having these characteristics. We will own any OxyCell products that emerge from this research. The OxyCell compounds are capable of penetrating the red blood cell's membrane and then interacting with hemoglobin. This might have significant beneficial effects on oxygen delivery in patients affected by the narrowing of blood vessels and reduced oxygen supply.

     OxyCell products would not be a blood substitute and, therefore, would not have the risks of disease transmission or potential shortages associated with transfused red blood cells or many hemoglobin substitute products. We intend to develop this technology as a therapeutic, which could be used to treat diseases such as acute and chronic anemia, angina and heart attacks, congestive heart failure, stroke, peripheral vascular disease and other diseases involving inadequate circulation or respiratory functions. We do not expect OxyCell products to replace red blood cell transfusion; however, administering OxyCell products may be effective as an oxygen therapeutic to enhance the oxygen carrying capacity and delivery by oxygen of one's own red blood cells and any transfused red blood cells. Studies suggest that our product candidate may be useful as a complementary treatment or as an alternative to red blood cell transfusions in elective or emergency surgery and trauma cases. Preclinical studies are being performed using compounds identified by scientists now working for GMP/OxyCell and Universite Louis Pasteur. We expect results of further preclinical studies over the next few months. Any OxyCell product will be subject to the drug approval process, which includes preclinical animal trials, clinical human trials, which typically include three phases, and the filing of a new drug application with the FDA.

     The OxyCell technology includes compounds which are the subject of two French patents expiring in 2016 and two pending U.S. patent applications and two additional pending foreign patent application.

  GMP/TISSUE ENGINEERING

     GMP/Tissue Engineering has licensed technologies and methods that we hope to use to repair and restore spinal cord and other nerve functions using natural and synthetic materials. Our technology was discovered by researchers from the Massachusetts Institute of Technology and the Children's Hospital at Harvard Medical School. GMP/Tissue Engineering is working on this technology with Dr. Robert Langer, Professor of Chemical and Biomedical Engineering at the Massachusetts Institute of Technology, and Dr. Joseph P. Vacanti, the John Howmans Professor of Surgery at Harvard Medical School and the Director of the Laboratory for Tissue Engineering and Organ Fabrication at Massachusetts General Hospital. Both Drs. Langer and Vacanti are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     Spinal cord injuries that result in paralysis present special treatment problems because the central nervous system is not known to regenerate after injury. Injury to the spinal cord may include death of nerve cells, disruption of nerve pathways, loss of the insulation around nerves, loss of the structural integrity of the cord and subsequent, potentially permanent paralysis. Our researchers believe that tissue engineering, whereby tissue and organ failure or injury are addressed by implanting natural, synthetic or semi-synthetic tissue, results in the formation of new living tissues that are fully functional. This approach is emerging as a potentially significant alternative or complementary solution to a number of previously incurable diseases.

     We believe that the potential market for a successful approach to restoring spinal cord function after injury is significant. According to the National Spinal Cord Injury Statistics Center, the estimated annual incidence of spinal cord injury which result in paralysis, not including those who die at the scene of the accident, is approximately 40 cases per million persons in the United States, or approximately 10,000 new cases each year. There are approximately 200,000 persons alive today in the United States who have suffered spinal cord injuries. The average lifetime costs for a person afflicted with spinal cord injury range from approximately $300,000 to approximately $1.7 million.

     Our Tissue Engineered Spinal Cord Injury Technology

     In recent years, biomedical research efforts to help individuals with spinal cord injuries have focused on attempts to regenerate nerve cells, called neurons, that are peculiar to the central nervous system. Our technology, however, uses a different, tissue engineering approach to nerve damage. Our approach creates new living tissues that function normally. Our tissue engineering approach couples technologically advanced, biodegradable polymers that form a plastic scaffolding to immature nerve cells, known as neuronal stem cells, and nerve growth factors to provide a stable and precisely engineered bridge across severed nerves. This approach is able to generate growth of signal transmitting neurons in the affected tissues. Recent preclinical studies in rats suggest that this tissue engineering approach may be successful for the treatment of spinal cord injury. During 2001, we plan to conduct preclinical animal studies in addition to the rat studies that were previously completed.

     FDA approval is required before marketing of the product can begin. Any future product will likely be subject to the biologic licensing application process. It is possible that the product will be considered a combination product and also need to meet medical device requirements under a premarket approval application process. Under either circumstance, preclinical and clinical trials will be necessary before an application may be submitted to the FDA.

     Our licensed tissue engineering technology is the subject of eleven U.S. patents that expire between 2005 and 2015 and 43 foreign patents that expire between 2007 and 2016. We have three pending U.S. patent applications and 18 pending foreign applications. Our license covers treatments for spinal cord and peripheral nerve injuries.

                                     DIAGNOSTICS DIVISION

SUBSIDIARY COMPANY                   POTENTIAL PRODUCT APPLICATION        STAGE OF DEVELOPMENT
--------------------------           -----------------------------------  --------------------
  GMP/Genetics                       GMP Conversion Technology that       Commercially
                                     improves the accuracy of genetic     launched in
                                     analysis and testing                 September 2000
  GMP/Thromboflex                    Device to perform quantitative       Prototype in
                                     evaluation of blood clotting and     development
                                     platelet activity
  GMP/Diagnostic/Prognostic Markers  Blood and urine analyses to detect   Human tests ongoing
                                     cancer and its spread

  GMP/GENETICS

     GMP/Genetics has acquired a license from Johns Hopkins University for a new proprietary gene separation process, called GMP Conversion Technology, which is designed to improve significantly the accuracy of genetic analysis and testing. GMP/Genetics is working with Drs. Bert Vogelstein and Kenneth W. Kinzler, both Professors of Oncology at Johns Hopkins University School of Medicine, and Dr. Nickolas Papadopoulos, formerly Assistant Professor of Cancer Genetics and Pathology at Columbia University College of Physicians and Surgeons, and now Chief Scientific Officer of GMP/Genetics. Both Drs. Vogelstein and Kinzler are research and scientific advisors to our company and have entered into consulting agreements with us. Our GMP Conversion Technology process is in the initial phase of commercialization.

     Market Overview

     In the molecular genetics diagnostic market, DNA- or RNA-based probes are utilized for the diagnosis of inherited and pre-dispositional diseases. According to the publication, Medical Data International, approximately $620 million was spent worldwide in 1998 on molecular genetics diagnostics. If the worldwide market for molecular genetic diagnostics grows at a 30% annual rate, as estimated in the September 1999 issue of Laboratory and Industry Report, it will be approximately $1.7 billion by the year 2003. Cancer diagnostic testing is the second largest molecular genetic diagnostic testing category and is expected to grow from 20% of the genetic testing performed in 1997 to 30% of the tests being performed in 2003. The rapid expansion of the molecular genetic diagnostic market is driven by the following:

     - the completion of the initial sequencing of the human genome;

     - the linkage of individual genes to specific diseases;

     - application of genetic analysis in cell biology;

     - genomic approaches to diagnosing and curing diseases;

     - the aging population with greater knowledge of genetic predisposition to diseases;

     - the emergence of therapies which reduce risk upon diagnosis of a genetic disposition; and

     - the partnering of diagnostic and pharmaceutical companies aimed at creating drugs and diagnostics that are specific to a person's genetic makeup.

     The last decade has seen an exponential expansion of scientific knowledge related to human genetics and the human genome. Currently, more than 4,000 diseases, some of which are life threatening, are known to be hereditary. Similarly, it is known that alterations, such as mutations or deletions, of a gene or in a sequence of genes play a role in heart disease, diabetes, blindness, kidney disease, cancer and many other types of diseases. The identification of disease-related genes has led to a significant increase in the number of available genetic tests that detect diseases or an individual's risk of disease. However, because of the enormous implications of the test results, scientists, health care professionals and particularly patients are concerned about the accuracy of genetic analysis and testing. Misleading and inaccurate information could inflict psychological or physical harm to a patient or a patient's relatives who may share a genetic disorder.

     According to the December 1999 issue of the medical journal The Lancet, even for well-known genetic diseases, for which genetic test diagnoses have been commonly available for years, the accuracy of detection rates ranges generally only from 60% to 90%. The mutation detection rate for breast and ovarian cancers from genetic tests ranges generally from only 35% to 65%. Because up to 65% of diagnoses of genetic disease may be missed, there is a significant need to develop technologies that enhance the accuracy of genetic testing.

     One reason for the inaccuracy of genetic testing is that humans carry two copies of most genes, one copy from one's mother and one copy from one's father. Genetic defects may be carried on the copy from one's mother or one's father. Unfortunately, because the two copies are always mixed together, the detection of genetic abnormalities is potentially obscured as the genetic test may detect the copy that does not have the mutation instead of the copy that does have the mutation. If the copy inherited from one's mother and father were separated and subsequently tested for abnormalities, then any genetic test performed should be significantly enhanced.

     Our GMP Conversion Technology

     Our GMP Conversion Technology process is applicable for commercial, clinical and research genetic analysis and testing. Our process is not a genetic test. Rather, it is designed to significantly improve the accuracy of genetic analysis and testing by separating the genes into the two differing natural forms inherited from the subject's two parents. The technology employs a routine blood sample, and we anticipate that it may be applicable to testing for virtually all common hereditary diseases.

     Our GMP Conversion Technology process is based on the research of Bert Vogelstein, M.D., Kenneth W. Kinzler, Ph.D., and Nickolas Papadopoulos, M.D. Drs. Kinzler and Vogelstein are known for their discoveries of the genetic alterations that cause colorectal cancers and for the development of genetic tests for these malignancies. This work has made these investigators the most often cited scientists in the world in medical journals during the last decade. Our GMP Conversion Technology process could help protect individuals from incorrect or incomplete diagnosis for susceptibility to cancer and neurological and cardiovascular diseases. It also has the potential to substantially reduce health care costs by eliminating the need for repeated testing, potentially unnecessary biopsies, major surgeries and other preventative measures in individuals not at risk for these diseases. Our GMP Conversion Technology process has already been extensively tested in human subjects and has enabled the successful diagnosis of genetic mutations for colon cancer that were undetected using conventional testing methods.

     In March of this year, GMP/Genetics entered into a strategic agreement with NOVA Biomedical Corporation under which NOVA managed the construction and development of our commercial and research molecular genetics laboratory on the NOVA premises for the processing of blood specimens using our GMP Conversion Technology. We have initiated the commercialization process and our molecular genetics laboratory began to accept samples in September 2000.

     The GMP Conversion Technology process is used on a specimen prior to, and in preparation for, performing genetic analysis or a genetic test. Genetic tests are regulated by the FDA, which considers them Class I medical devices. Marketing of Class I medical devices is permitted without prior approval of the FDA as long as specified standards are met. Those standards and related FDA regulatory obligations are imposed upon the entities actually performing and marketing the final genetic tests, and we are not directly subject to those obligations. However, we believe that we are operating in a compliant manner and are seeking certification under the Clinical Laboratory Improvement Act, or CLIA.

     Our technology is the subject of one U.S. patent which expires in 2015. We have filed an application for the reissue of this patent. There are three pending U.S. patent applications and two pending foreign applications.

  GMP/THROMBOFLEX

     GMP/Thromboflex has acquired technology developed by Dr. Jose Venegas which can monitor coagulation and quantitatively assess the activity of platelets and other substances in the blood that affect clotting. GMP/Thromboflex is developing the technology with Dr. Venegas, Associate Professor in Anesthesia/ Bioengineering at Harvard Medical School. Dr. Venegas is a research and scientific advisor to our company and has entered into a consulting agreement with us.

     Market Overview

     Patients who require invasive surgical and cardiology procedures, patients who require extensive bed rest and hospitalization, immobile subjects, patients with blood disorders and patients with cancer are at risk for the development of thrombosis, or blood clots, particularly in the leg veins and in the lungs, that may result in life threatening clinical conditions. Procedures in which such risks are particularly high include all surgeries that require general anesthesia, such as coronary artery bypass or heart valve surgery, neurosurgery, orthopedic surgery, general and trauma surgery, and coronary angioplasty and stenting. To minimize clotting risks, anticoagulants, or prophylaxes, are often administered. Without appropriate prophylaxis, according to a

1992 issue of Mayo Clinic Proceedings, blood clots and complications may occur in as many as 50% of patients undergoing orthopedic surgery and 25% of other patients undergoing other invasive procedures.

     Heart attack and stroke patients may have anticoagulant or antiplatelet medications administered as soon as possible in the emergency room in order to stop the damage associated with their heart attack or stroke. Similarly, patients who have had heart attacks, mechanical heart valve replacement, orthopedic surgery, and those who suffer from leg vein or lung blood clots often require anticoagulation medication for a prolonged period of time. Anticoagulant and antiplatelet agents are now widely recognized as having an extremely important clinical role and require careful dosing and monitoring to avoid the adverse side effects of overdoses, which can cause severe bleeding or under dosage, which can result in the formation of blood clots. However, many of the current testing devices do not provide real-time, quantifiable measures of coagulants for use by health care providers.

     In the United States, approximately 55 million individuals currently suffer from conditions associated with thrombosis. This year, it is estimated that nearly two million patients worldwide will undergo either cardiopulmonary bypass surgery or balloon angioplasty to treat these conditions. The annual number of surgeries requiring blood clotting control in the United States is approximately 12 million, and 36 million worldwide. The annual market for blood clotting tests and associated instruments currently exceeds $600 million. According to Diagnostics Update, the near-patient segment of the market is currently valued at approximately $100 million worldwide annually, with $64 million of that segment in the United States, and is expected to grow at an annual rate of 13% through the year 2005. Our market would include approximately 112,000 hospital-based, near-patient test sites in the United States found in operating rooms, coronary catheterization and recovery suites, emergency rooms, intensive care units as well as central laboratories.

     Our Blood Coagulation Monitor

     Our technology detects the presence of blood clotting and monitors patients for the effect of anticoagulant and antiplatelet medications. Our technology has demonstrated an ability to assess the quantitative activity of human platelets. Current near-patient testing devices for evaluating the effects of anti-platelet medications on blood clotting activity provide only a broad, qualitative analysis as to how platelets aggregate or clump together. Our blood coagulation monitor is intended to provide real-time, quantifiable information about the effects of anti-coagulant and anti-platelet medications. These results could give health care providers an accurate measure of platelet and blood clotting activity, thereby allowing a better assessment of the relationship between platelet activity and other substances in the blood essential to the formation of blood clots. With this new technology, it is envisioned that much of the operating room, emergency room and cardiac catheterization suite guesswork associated with coagulation could be removed, using accurate, quantified, real-time data to make any adjustments in the balance between coagulation and anti-coagulation.

     Our technology has already been tested on whole blood samples from human subjects. Under the supervision of Dr. Venegas, a product development plan for a commercial version of this device has been established with NOVA Biomedical for the engineering, development and production of this device. A 510(k) premarket notification application must be filed with the FDA before the proposed product can be cleared for marketing. Under the 510(k) process, the device must be found to be substantially equivalent to an already marketed device.

     Our blood coagulation monitoring technology is the subject of one U.S. patent which expires in 2017.

  GMP/DIAGNOSTIC/PROGNOSTIC MARKERS

     GMP/Diagnostic/Prognostic Markers has acquired from Children's Medical Center Corporation at Harvard Medical School, and from The Burnham Institute the worldwide exclusive licenses to multiple tumor biomarkers than can potentially detect the presence or spread of cancer in a patient through blood and urine testing. GMP/Diagnostic/Prognostic Markers is working on this technology in conjunction with Dr. Bruce Zetter, Professor of Surgery and Cell Biology at Harvard Medical School, Dr. Marsha Moses, Associate Professor of Surgery at Harvard Medical School, and Dr. John Reed, Scientific Director of The Burnham

Institute. Drs. Zetter, Moses and Reed are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     More than 40% of people in the United States will be diagnosed with cancer at some point in their lives, and over 20% of them will die from it. The American Cancer Society Surveillance Research in 1999 estimates that approximately 8.2 million Americans alive today have a personal history of cancer. In the year 2000, about 563,000 Americans are expected to die of cancer, more than 1,500 people per day. Since 1990, there has been a significant increase in the number of patients who have been diagnosed with cancer. Part of this increase is due to improved diagnostic tests, but the bulk of the increase is the result of the aging of the population.

     Cancer cells can break away from a primary tumor and travel through the blood or lymphatic system to other parts of the body. This spread of cancerous cells is called metastasis. When cancer spreads, the disease is called metastatic cancer. Metastatic tumors are more likely to grow in some parts of the body than in others. The lymph nodes, brain, lungs, liver and bones are common sites of metastasis. When cancer has metastasized, it may be treated with chemotherapy, radiation therapy, biological therapy, surgery or a combination of these therapies. The choice of treatment generally depends on the type of primary cancer, the size and location of the metastasis, the number of metastatic sites involved, the patient's age and general health and the types of treatments used previously.

     The survival rates of patients with various cancers are typically in the 90% to 95% range if the cancer is diagnosed before it metastasizes. However, many cancers such as breast, prostate and colorectal cancers are often diagnosed at a later stage, after the cancer has metastasized, when symptoms begin to affect the patient. If the cancer has metastasized, the survival rate typically falls to the 5% to 20% range. Metastatic cancer may be clinically undetectable, depending on the degree of development. Such undetectable spread raises two significant problems:

     - a patient must live with a great deal of uncertainty following primary cancer treatment; and

     - a physician must decide on an appropriate course of treatment without sufficient information.

     Our Diagnostic and Prognostic Marker Technologies

     Our proprietary diagnostic and prognostic marker technologies, including Thymosin SS15, Matrix Proteases and the BAG family of proteins, may enable physicians to accurately detect the presence or spread of cancer by simply testing a patient's blood or urine. Using current diagnostic or prognostic tests, a physician may be uncertain as to whether the cancer is locally invasive or has already metastasized. Therefore, currently available tests may not allow physicians to make a clinical judgment as to the proper treatment for their cancer patients. Our technology may permit the early detection of cancer metastasis. Elevated levels of our proprietary biomarkers such as Thymosin SS15 and Matrix Proteases may indicate the progression of the patient's cancer from a locally invasive site to other distant organs. Secretion of these biomarkers into urine or blood could then identify patients at risk for metastases. The BAG family of proteins may also regulate tumor cell motility, or movement, or the cancer cell's ability to spread. We anticipate that these cancer biomarkers may be combined to form a proprietary test menu for diagnostic and prognostic information about cancer.

     If any of our future products are successful, physicians may use the information from our biomarkers to develop more precise courses of treatment and potentially eliminate the need for patients to undergo difficult and expensive therapies. In cases where cancer is localized or appears to be early-stage, physicians may appropriately adopt a watch and wait strategy rather than aggressive or intensive therapies, such as surgical intervention, chemotherapy or radiation. If, however, there is evidence of metastasis using our biomarker, physicians can suggest more aggressive chemotherapy or radiation. Given the widely different results, side effects and costs of these treatments, the ability to determine the spread of cancer should provide valuable information to both physicians and patients.

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

     The FDA regulates diagnostic and prognostic tests as Class I medical devices, permitting marketing without prior approval of the FDA as long as the tests are being conducted by a laboratory that meets the standards of CLIA. The CLIA standards require that the laboratory be qualified to perform highly complex laboratory tests.

     Our licensed diagnostic and prognostic marker technologies are the subject of twelve issued U.S. patents which expire between 2013 and 2018, ten pending U.S. patent applicants and twelve pending foreign applications. Our licenses with Children's Medical Center Corporation at Harvard Medical School and The Burnham Institute cover products and processes related to the diagnosis or prognosis of any disease or condition in humans or animals.

                                       DEVICES DIVISION

SUBSIDIARY COMPANY                   POTENTIAL PRODUCT APPLICATION        STAGE OF DEVELOPMENT
--------------------------           -----------------------------------  --------------------
  GMP/Wireless Medicine              Multiple wireless sensor products    Prototype stage
                                     for hospital and outpatient uses
  GMP/Vision Solutions               Polymer device and surgical method   Preclinical
                                     to reduce intraocular pressure
                                     related to glaucoma
  GMP/Cardiac Care                   Coronary stent and devices for       Prototype stage
                                     heart disease
  GMP/Drug Delivery                  Devices to enable local tissue drug  Preclinical
                                     delivery by electrical impulse
                                     catheters and patches
  GMP/Vascular                       Anti-embolism stocking that allows   Prototype stage
                                     patient mobility
  GMP/Surgical Solutions             Devices and products for use in      Prototype stage
                                     operating rooms

  GMP/WIRELESS MEDICINE

     GMP/Wireless Medicine has acquired an exclusive, worldwide license from our strategic partner, Motorola, Inc., to proprietary technology for wireless sensor products for electrocardiograph, or ECG, and other vital signs that we believe will eliminate the need to have patients physically connected to electronic testing instruments.

     Market Overview

     The electrocardiograph, or ECG, is a discrete diagnostic tool which measures and displays the characteristics of the heart's electrical activity. An electrocardiogram management system allows for the digital storage, review and retrieval of electrocardiograms. Continuous patient monitoring systems assess a patient's vital signs, such as their heart rate and electrocardiography, or cardiac monitoring, blood pressure, blood oxygen values, temperature and respiration rates. This information enables rapid decision making in emergency and critical care environments of hospitals, including intensive care units, operating rooms and other associated interventional areas such as recovery rooms, emergency departments, labor and delivery rooms, cardiac catheterization labs, endoscopy rooms and other monitored beds. Patient monitoring equipment and services are also used in non-critical care environments. As health care providers seek to reduce costs and appropriately use monitored beds, many patients who previously would have remained in the intensive-care unit are being moved to non-critical care areas, where portable and remote continuous monitoring systems are used. These non-critical care areas include non-intensive-care areas of hospitals, outpatient care facilities, outpatient surgical facilities, chronic care facilities and patients' homes.

     Most health care providers today use multiple discrete and continuous monitoring systems throughout their facilities. These systems often do not connect together or communicate with other systems. A conventional cardiac monitor typically requires up to twelve electrodes to be attached to the body of the patient, and each has a wire, generally several feet or more in length, leading to the cardiac monitor. These electrodes are used to detect heart signals from the patient and convert them into an ECG evaluation. The lengthy wired electrodes of conventional ECG apparatus obstruct the patient and limit the patient's movement. They are also cumbersome for the physician or nurse. Similarly, they frequently become detached from the patient causing an alarm to sound and require attention from one or more health care providers. A patient may have to have the lead wires changed each time the patient is moved to another area within the hospital, for example, from the emergency room to the intensive care unit or to a testing area. The lead changing requires additional nursing and technician time and the various monitors do not allow transfer of data.

     Multifunctional or continuous patient monitoring systems assess a patient's vital signs such as heart rate, blood pressure, temperature and respiration rate. According to Frost & Sullivan, the annual market size for these systems in the United States is about $783 million, and is forecasted to grow at about 6.7% each year. According to Frost & Sullivan, the worldwide market for these systems was $5.3 billion in 1997, growing at an annual rate of 8.7% from 1994 to 1997. These continuous monitors are used, for example, in intensive care units, intermediate care units, operating rooms and portable units for transportation of patients between hospital wards. Our wireless ECG and blood pressure monitoring products might be used in each of these market segments.

     Frost & Sullivan estimates that the total worldwide electrocardiography equipment market was approximately $200 million in 1998. This market is expected to grow at an annual rate of 3.0% over the next three years. According to the Boston Consulting Group, based on FDA estimates, the total number of ECG monitors in the United States was about 750,000. Our wireless ECG products would potentially be used in each patient on which a discrete ECG is performed or on whom continuous ECG monitoring is required. Similarly, our products could be used on patients on whom treadmill exercise tests are performed. According to a recent article in the Journal of the American College of Cardiology, there are more than 800,000 treadmill exercise tests performed each year in the U.S. on the Medicare population.

     Our Wireless Sensor Technologies

     Our products are being designed to eliminate the need to physically connect a patient to an ECG or other continuous monitoring system. These products will enhance conventional monitoring devices by using wireless technology to transmit the data necessary to monitor patients. Our technology includes a system of wireless sensors that connect with conventional electrode patches attached to the patient. The sensors would transmit measurements and other readings like heart rate, blood pressure and temperature from the electrode patch to the ECG or other monitoring system. The wireless product's universal interface would provide a wireless link between the patient and existing monitoring devices.

     Our proposed wireless medicine products will not require replacement of the existing discrete and continuous monitoring systems in a health care facility. Instead, once the sensors are placed on a patient, they will communicate with each existing discrete or continuous monitoring system, and will not need to be changed as the patient is moved in the hospital or outpatient facility. We believe that our wireless sensor technologies will have multiple benefits for health care providers and organizations by reducing the overall costs of replacing wired leads and decreasing technician, nursing and physician time. Similarly, they should improve patient comfort and outcomes. Our systems will be designed to open standards, use standard components and function with equipment manufactured by numerous medical device manufacturers, including equipment currently deployed in hospitals.

     We intend to design our systems to combine wireless technology and discrete and continuous monitoring systems to allow access to patient vital signs and other diagnostic data both inside and outside the hospital environment. We also expect that our product line will include wireless sensors for cardiac exercise tolerance test systems, such as treadmill systems, as well as those for portable Holter monitoring systems that are worn

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by patients for 24 to 48 hours. A 510(k) premarket notification application must be submitted and cleared by the FDA prior to marketing of our proposed wireless products. In addition, we will seek approval for the use of the technology from the Federal Communications Commission, or FCC. However, we do not expect the FCC to require us to obtain an FCC spectrum license. We plan to file a 510(k) application by the end of 2001.

     Our licensed wireless medicine technologies are the subject of two issued U.S. patents which expire in 2016 and 2017, six pending U.S. patent applications and four pending foreign patent applications. Our license with Motorola covers products that are used in hospitals, health care provider offices, some outpatient facilities and other acute and chronic health and medical related facilities.

  GMP/VISION SOLUTIONS

     GMP/Vision Solutions has acquired from Mary Lynch, M.D. and Reay Brown, M.D. the rights under pending patent applications for new devices and surgical methods for the treatment of glaucoma. GMP/Vision Solutions is working on this technology with Dr. Lynch, Professor of Ophthalmology at Emory University, and Dr. Brown, a founding partner of Atlanta Ophthalmology Associates and the former Pamela Furman Professor of Ophthalmology at Emory University. Drs. Lynch and Brown are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     Glaucoma is a disorder of the optic nerve that usually occurs in association with an elevated pressure within the eye, referred to as intraocular pressure. High pressure develops because of an internal fluid imbalance in the eye, caused by a disruption of normal drainage of fluid from the eye due to a blockage of the drainage pathways. The increased pressure affects the function of the optic nerve and if the pressure remains high enough for a long enough time period, total vision loss occurs. The current therapeutic approaches for glaucoma include medication or surgery. Medications, however, are expensive and have many serious side effects including congestive heart failure, respiratory distress, hypertension, depression and kidney stones. Compliance with medication is also a major problem because over half of glaucoma patients do not follow correct dosing schedules.

     Laser surgery, while often effective, is not long lasting and approximately one half of these patients develop a recurrence of elevated pressure within five years. Further, the laser surgery is not repeatable. Another type of surgery, known as a trabeculectomy, can be performed where a hole is made in the sclera, or covering of the eye, to allow eye fluid to drain. However, there are many associated problems including scarring, failure of the operation and serious infection inside the eye due to bacteria entering the eye through the hole.

     Medical and surgical therapies for glaucoma represent a significant market opportunity. According to a 1999 issue of The Lancet, approximately two million persons in the United States, and approximately 66 million persons worldwide, are known to have glaucoma. In the United States, glaucoma is the second leading cause of blindness in the population as a whole and is the leading cause of blindness in the African-American community. In addition, according to a recent article in The Lancet, approximately six to seven million persons worldwide will have irreversible blindness due to the disease. According to an article published in 1995 in the journal Investigative Ophthalmology and Visual Sciences, the total costs associated with glaucoma in the United States were approximately $2.3 billion in 1991, including approximately $1.4 billion in direct health care costs and $900 million in indirect costs. In 1992, more than $1.0 billion was spent on federal financial assistance to blind glaucoma patients. A 1998 study published in the journal Glaucoma estimates the total direct cost per patient in the United States with glaucoma for two years of diagnosis, evaluation, and medical therapy was $2,160.

     There are approximately 100,000 surgical procedures done in the United States every year for glaucoma. Annually, there are approximately one million glaucoma surgical procedures performed worldwide. Annual treatment costs for patients who undergo surgery for glaucoma are similar to those yearly costs of patients who are treated with medications.
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     Our Glaucoma Technology

        [Diagram of our glaucoma technology being inserted into an eye.]

     GMP/Vision Solutions' technologies rely on a new approach to glaucoma surgery which blends new instrumentation and surgical techniques. A microsurgical device, designed to enhance the normal flow of ocular fluid out of the eye, is implanted in Schlemm's Canal, the normal drainage canal of the eye. We expect that the device and surgical technique will allow for normalization of the eye pressure without permanently altering the structural integrity of the eye. We hope that our technology will result in fewer complications from infections and scarring than current methods to treat glaucoma and may be performed on an outpatient basis.

     Drs. Lynch and Brown have successfully implanted a pre-production model of this glaucoma device in preclinical large animal studies. Additional large animal studies are underway. A 510(k) premarket application must be submitted and cleared by the FDA prior to marketing our proposed glaucoma product.

     We have filed four U.S. patent applications and four foreign patent applications for the protection of our glaucoma technology.

  GMP/CARDIAC CARE

     GMP/Cardiac Care has acquired from the Mayo Clinic, Mayo Foundation for Medical Research and Education, the worldwide, exclusive licenses for a line of cardiac care technologies designed to improve the performance of cardiac catheterization and other procedures. Among these technologies is an advanced modular coronary stent that we are designing to prevent the renarrowing or reclosure, known as restenosis, of blood vessels that have been unblocked by angioplasty and an innovative valveless catheter system that reduces the time and complexity of cardiac catheterization procedures. GMP/Cardiac Care is working on these technologies with Dr. David Holmes, Professor of Medicine at the Mayo Medical School and Director of the Adult Cardiac Catheterization Laboratory of the Mayo Clinic, and Dr. Robert Schwartz, Associate Professor of Medicine at the Mayo Medical School and a consultant to the Division of Cardiovascular Diseases and Internal Medicine at the Mayo Clinic. Drs. Holmes and Schwartz are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     According to the American Heart Association, coronary artery disease is the leading cause of death in the United States. Approximately 13 million people alive in the United States have been diagnosed with this disease, which is generally characterized by the progressive accumulation of plaque as a result of the deposit of cholesterol and other fatty materials on the walls of arteries. The accumulation of plaque leads to a narrowing of the interior passage, or lumen, of the arteries, reducing blood flow to the heart. When blood flow to the heart becomes insufficient, the oxygen supply is restricted, resulting in chest pains, heart attack or death. The American Heart Association estimates that the cost of cardiovascular diseases in the United States in the year 2000 will be $326.6 billion, including direct and indirect costs associated with coronary artery disease of $118.2 billion. Approximately 2.0 million to 2.3 million individuals with coronary artery disease in the United States have significant limitations in their daily activities due to the disease. Coronary

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artery disease accounts for approximately 2.2 million hospital admissions per year and approximately 10.0 million outpatient medical visits.

     Approximately one million patients in the United States and three million patients worldwide annually undergo minimally invasive diagnostic and/or interventional cardiac catheterization procedures potentially including a procedure commonly known as coronary angioplasty. In an angioplasty, a blocked coronary blood vessel is opened by inserting a device known as a dilation catheter through the patient's arteries. A metal tube, known as a stent, is often inserted to prevent renarrowing or reclosure of the blood vessel, or restenosis. The use of stents has grown rapidly since commercial introduction in the United States in 1994. According to a recent article in the Journal of the American College of Cardiology, coronary stents are used in over fifty percent of angioplasty patients in the United States. A recent study published in the New England Journal of Medicine indicates that within six months after coronary angioplasty, between 25% and 45% of patients experience restenosis. In addition, approximately 60% of patients with multi-vessel coronary artery disease who received angioplasty have been shown to require retreatment within three years of having had the procedure. The American Heart Association reports the average cost of a cardiac catheterization procedure to be $10,880.

     There are also many other minimally invasive catheterization procedures including therapeutic and diagnostic procedures to treat patients with peripheral vascular disease, or disease that appears in blood vessels other than in the heart. Approximately 1.0 million and 1.3 million of these procedures, are performed annually in the United States and worldwide respectively.

     Our Cardiac Care Product Technologies

     Our cardiac care technologies have been designed to significantly enhance angioplasty techniques and other minimally invasive catheterization procedures described above.

     We expect our modular coronary stent system to be offered to interventional cardiologists. Coronary stents are metal tubes or coils that are mounted on coronary dilation catheters which keep arteries open. Our proposed stent is designed to be small, enabling cardiologists to advance it along narrow vessels and permitting the use of a stent in smaller harder to reach blood vessels. In addition, we are designing our modular stent to be flexible and trackable, enabling cardiologists to advance and control them more accurately within the vasculature as compared to current stent products.

     We anticipate that the GMP/Cardiac Care product line will also include our proposed valveless catheter system that may be utilized in any minimally invasive diagnostic or interventional catheterization procedure. Coronary angioplasty involves the insertion through an artery in the patient's groin of a guide catheter which is directed up through the aorta into the coronary blood vessel to be treated. The end of the guide catheter is attached to a homeostasis valve apparatus that prevents bleeding. The valve apparatus contains inlets and outlets for injection sites, including valves and stopcocks, so that blood may be withdrawn and medications administered. Current valve systems are cumbersome to operate, require significant mechanical forces in order to administer medications and may cause blood pressure readings to be inaccurate during valve flushing, air bubbles in the patient and patient blood loss. Our proprietary technology may allow for blood to be more easily withdrawn from patients, or medications to be administered, without wasting time manipulating multiple stopcocks, and without the risk that the medication or fluid may not be delivered to the patient or that an air bubble may be created.

     Our valveless catheter system could also be used in any minimally invasive catheterization procedure such as in interventional neuroradiology catheterization procedures, electrophysiology procedures to map and treat cardiac arrhythmias and intra-aortic balloon pump procedures. In addition, our products are designed to be used in other new procedures, including catheter-based vascular grafts, cardiopulmonary support procedures and treatment of abdominal aortic aneurysms.

     In addition, in collaboration with the Mayo Foundation and Drs. Holmes and Schwartz, we intend to develop other cardiac care products that address restenosis.

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     A 510(k) premarket notification application must be submitted and cleared by the FDA prior to marketing any future cardiac care products.

     Our licensed cardiac care technologies are the subject of one issued U.S. patent, expiring in 2016, six pending U.S. patent applications and two pending foreign patents. Our license with the Mayo Clinic, Mayo Foundation for Medical Research and Education covers products used for diagnostic, scientific, forensic and therapeutic applications.

  GMP/DRUG DELIVERY

     GMP/Drug Delivery has acquired the rights from Drs. Neville Crawford, Charles L. Brown III and Nicolas A. F. Chronos to develop catheter and patch drug delivery systems which use electrical impulses to deliver drugs directly to cells. GMP/Drug Delivery is working on this technology with Dr. Neville Crawford, Honorary Research Professor (Emeritus) at the Institute for Cardiovascular Research at the University of Leeds, Dr. Brown, the Director of the Fuqua Heart Center Research Department at Piedmont Hospital in Atlanta, and Dr. Chronos, one of our directors and the Director of the Atlanta Cardiovascular Research Institute. Drs. Crawford, Brown and Chronos are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     One of the major difficulties in many forms of drug or gene therapy is that large amounts of a drug must be given in order to have the therapeutic effect that is desired. With many drugs, such as those for cancer therapy, administration of chemotherapeutic drugs into the body through the oral or intravenous route may have serious side effects, thereby limiting the amount of the drug that can be given. If drugs can be administered directly into the tissues, they can go precisely where they are needed, so significantly smaller amounts of drug may be used. Smaller amounts of drugs given through local drug delivery may dramatically reduce the side effects of many medications such as chemotherapy for cancer patients.

     Another major difficulty associated with drug delivery is that the drug or gene is often not able to penetrate cell walls. Through local drug delivery and new techniques to open pores to allow drugs to enter cells, drugs or genes may be delivered in smaller doses where they are most needed. Because many diseases have a genetic component, it is believed that genetic research will eventually allow pharmaceutical companies to develop tailor-made drugs that will assist individuals to be treated based on their individual genetic makeup. Current methods of gene delivery typically yield inefficient gene transfer, or are inconvenient, invasive and costly. These methods, which include use of a virus to transfer genetic material, can cause immune complications or limit the size of the gene being delivered.

     Our Drug Delivery Devices

                  [Illustration of our drug delivery device.]

     GMP/Drug Delivery is developing catheter and patch drug delivery systems which use electrical impulses to deliver drugs to cells, known as iontophoresis and electroporation systems. These systems are
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intended to provide physicians with a more efficient and cost-effective means to deliver drugs or genes into tissues and cells of patients with illnesses, such as cancer and heart disease. We believe that our combination iontophoresis/electroporation catheter and patch drug delivery technology will be applicable to cardiology, oncology, gene therapy, dermatology and transdermal drug delivery. We are planning to market our drug delivery devices to be used in the treatment of cancer. Our product candidates will target solid malignant tumors such as squamous cell carcinoma, melanoma and adenocarcinoma in the areas of oncology and dermatology.

     Our catheter and patch drug delivery technology is designed to be used in combination with drugs in the site-specific treatment of disease. Our catheter device for local drug delivery, which has been extensively tested in large animal preclinical studies, provides an electrical force to increase migration of drugs and other agents into the body. These devices are designed to enhance local drug delivery systems allowing penetration into the tissues, cells and blood vessel walls. The design of these devices provides an ability to open and close the cellular walls allowing for drug penetration. This is accomplished without obstructing blood flow within the vessel.

     Our patch device for local drug delivery is designed to enhance delivery of drugs and other agents into several tissues and organ systems, using electrical forces via electrodes. The technique is intended to allow control over the amount of agent delivered, as compared with intravenous or oral drug administration, and it may be turned on and off as needed.

     A 510(k) premarket notification application must be submitted and cleared by the FDA prior to marketing any of our proposed drug delivery devices.

     We have two pending U.S. patent applications and one pending foreign patent application for the protection of our drug delivery technology.

  GMP/VASCULAR

     GMP/Vascular is developing a new stocking that will help prevent deep vein blood clots in patients. Our patent is based on the idea of one of our directors, Dr. Charles L. Brown III. GMP/Vascular is working to develop this technology with Dr. Brown and another of our directors, Dr. Robert S. Langer. Drs. Brown and Langer are research and scientific advisors to our company and have entered into consulting agreements with us.

     Market Overview

     Deep venous thrombosis, or blood clots in the leg veins, and pulmonary embolism, or lung blood clots, are major health problems for hospitalized patients. The number of new cases of recognized deep vein thromboses in the United States is estimated to be 250,000 per year, while the number of fatal pulmonary embolism cases is estimated to number from approximately 50,000 to 100,000 per year. The lower extremities are the source of 90% of all blood clots. Blood clots can also be difficult to diagnose because of subtle clinical findings. Eighty percent of pulmonary emboli occur without clinical signs of deep vein thrombosis. Two-thirds of the deaths that occur as a result of pulmonary emboli do so within 30 minutes of their presentation, thus making rapid diagnosis extremely important. On the other hand, it is now understood that the increased potential risk for pulmonary embolism exists for an average of four to five weeks after hospital discharge.

     According to the American Hospital Association, 40.5 million surgical procedures were performed in 1999. We believe that deep vein thrombosis prophylaxis is necessary for a large subset of these patients such as those who receive general anesthesia or undergo orthopedic surgery, gynecologic surgery or trauma surgery. Similarly, we believe that a significant percentage of hospitalized patients who require bed rest have some form of deep vein thrombosis prophylaxis. A number of prophylactic measures now exist to guard against deep vein thrombosis or pulmonary emboli. Mechanical devices in the market for treating deep vein thrombosis include graduated compression stockings, intermittent sequential pneumatic compression devices, pneumatic foot pumps and inferior vena caval filters. Unfortunately, current compressive device therapy is encumbered by the need to attach these devices to a central console that provides the force of compression through tubes

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connected to the compression devices. These consoles are normally bulky, frequently noisy and commit the patient to bed rest while in use.
Pharmacological methods include low dose blood thinning medications such as heparin, low molecular weight heparin and warfarin. Although effective for deep vein thrombosis prevention in a variety of procedures, all anticoagulant medications have the potential to cause significant bleeding.

     Our Anti-embolism Stocking

     Our anti-embolism stocking will be designed to apply compression to parts of the body through a polymer, to be developed, to stimulate fluid flow and inhibit the development of deep vein thrombosis in patients who are at risk to develop blood clots. The proprietary light polymer technology should be extremely portable, allowing its use in ambulatory patients. Unlike current compressive device therapy, our new polymer stocking is expected to be designed to allow the patient full mobility by eliminating a central console. A 510(k) premarket notification application must be submitted and cleared by the FDA prior to marketing our proposed anti-embolism stocking.

     Our anti-embolism stocking technology is the subject of one issued U.S. patent which expires in 2017 and one pending foreign patent application.

  GMP/SURGICAL SOLUTIONS

     GMP/Surgical Solutions has acquired or licensed from several individual inventors rights to a selection of surgical products, including syringe holders, fluid warming systems, hand-held reusable instruments such as lighted forceps and endoscopic surgical instruments. GMP/Surgical Solutions is different from our other subsidiary companies because it is not focused on the development and commercialization of one particular technology. Rather, we are developing a number of products which broadly apply to a variety of uses and which enhance or simplify surgical and other procedures. We have been able to identify and are developing these instruments of varying natures and uses, which were generally discovered by individual practicing physicians and other inventors.

     Our Surgical Product Line

     Our line of fluid management systems consists primarily of a self-contained, disposable and reusable solution warming device which warms fluids before placing them in the chest cavity following open-heart surgery, or any other surgical procedures. This warming system is mobile and keeps fluids at a consistent temperature throughout operative cases.

     We also plan to sell a line of syringe holders which are useful for differing syringe sizes which protect operating and hospital personnel from unwanted needle punctures as well as keeping solutions within the syringe at a constant temperature. This proprietary line of syringe holders is intended to be marketed and sold directly to patients who require injections such as those with diabetes or allergic reactions.

     Our lighted forceps product line consists of a series of instruments incorporating a fiber optic lighting system which is broadly applicable to multiple surgical specialties. These instruments are specifically designed to be lightweight and to place a focused light source directly on the tissue bed where surgery is performed and to allow surgeons to isolate a small section of the tissue where clear vision is required. We believe that this proprietary product line will be used in plastic surgery, general surgery, neurosurgery, cardiothoracic surgery, orthopedic surgery, urologic surgery, gynecologic surgery and pediatric surgery cases.

     We intend to offer innovative solutions for minimally invasive cardiac, vascular, general and other laparoscopic surgery. We have licensed proprietary technology that enhances the ease of use of cannulas, or devices through which laparoscopic surgery is performed. The product line is based on the concept that a mechanical linkage can be established between the surgical instruments and the laparoscope, or video camera, such that as the surgical instrument is maneuvered, the laparoscope moves in a synchronized manner. These products may alter the surgeon's approach to laparoscopic surgical procedures and may provide improved clinical benefits by reducing procedure time and producing better patient outcomes. Similarly, through the use

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of these systems surgeons may improve their ability to perform operations through minimally invasive techniques as opposed to an open, more invasive, procedure.

     These products will require submission of a 510(k) premarket notification application prior to marketing. They are likely to be considered Class I and Class II devices.

     Our surgical solutions technologies are the subject of two issued U.S. patents which expire in 2014 and 2017, two U.S. provisional patent applications and two foreign patent applications.

STRATEGIC RELATIONSHIPS

  ACADEMIC RELATIONSHIPS

     We have entered into agreements with some of the world's leading medical academic institutions. Many of the technologies that we have licensed were discovered in the laboratories of these institutions, and we are funding ongoing research at many of these institutions. The following is a list of the institutions with which we are affiliated.

     - The Burnham Institute, La Jolla, California;

     - Children's Medical Center Corporation at Harvard Medical School, Cambridge, Massachusetts;

     - Eastern Virginia Medical School, Norfolk, Virginia;

     - Johns Hopkins University, Baltimore, Maryland;

     - Massachusetts Institute of Technology, Cambridge, Massachusetts;

     - Mayo Clinic, Mayo Foundation for Medical Research and Education, Rochester Minnesota;

     - McGill University, Montreal, Canada; and

     - Universite Louis Pasteur, Strasbourg, France.

  CORPORATE RELATIONSHIPS

     We have also entered into agreements with non-academic enterprises in connection with the licensing of our intellectual property and the development of our products. The following is a list of some of the non-academic enterprises with which we are affiliated.

     - MOTOROLA, INC. In May 2000, GMP/Wireless Medicine executed a license and cross license agreement with Motorola, one of our principal stockholders. We amended this agreement in July 2000. Under this agreement, as amended, Motorola licensed patent rights for wireless technologies to GMP/Wireless Medicine in exchange for the payment to Motorola of progress payments and royalties, which are payable at various stages of development and commercialization of our wireless sensor technologies. Upon satisfaction of regulatory milestones and the occurence of other events, Motorola has the right to acquire up to 85% of the outstanding stock of GMP/Wireless for a premium to fair market value at the time of the exercise of the right.

         In July 2000, GMP/Wireless Medicine also executed a technology development agreement with Motorola. Under this agreement, GMP/Wireless Medicine has initially agreed to make payments of up to $6.0 million to fund research to further develop the application of our wireless sensor technologies. In return, Motorola has agreed to assign, staff and maintain a design team to conduct that research and development and provide laboratory space dedicated to developing wireless sensor applications.

         In August 2000, we entered into an agreement with Motorola whereby we agreed to process, on a preferential basis, genetic specimens using our GMP Conversion Technology process for customers using Motorola's BioChip systems. For a 27-month term, we also agreed, subject to certain exceptions, not to process genetic specimens for subsequent commercial use with any other biological microarray technology.

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         Also in August 2000, Motorola purchased 66,667 shares of common stock of GMP/Genetics for a purchase price of approximately $1.0 million.

         For more information on our Motorola agreements, see "Relationships and Related Party Transactions."

     - MYRIAD GENETICS LABORATORY, INC. In July 2000, GMP/Genetics entered into a strategic agreement with Myriad with respect to the potential use of our GMP Conversion Technology process in conjunction with their molecular diagnostic tests. Under this agreement, following completion of an initial evaluation period, we will work with Myriad to evaluate the commercial feasibility of using our conversion services in connection with their diagnostic tests. We have granted Myriad the option to obtain our commercial conversion services and to obtain a worldwide non-exclusive license under our GMP Conversion Technology process for research and commercial use. In addition, the agreement provides for collaborative activities by Myriad and us to encourage the use of our conversion services by the research community.

     - NOVA BIOMEDICAL CORPORATION. In March 2000, GMP/Genetics entered into a five-year strategic agreement with NOVA Biomedical Corporation to develop a commercial laboratory on NOVA's premises for the processing of specimens using our GMP Conversion Technology process. Under the terms of that agreement, NOVA managed the construction of our commercial and research molecular genetics laboratory. NOVA collaborates with us on an ongoing basis with respect to the overall operation of the facility.

       We have also entered into a sole source cooperative agreement with NOVA for the design, development and manufacture of an instrument using our GMP/Thromboflex technology.

RESEARCH AND DEVELOPMENT

     Given the nature of our business, research and development expenditures have accounted for, and will continue to account for, a significant portion of our operating expenses. Each of our subsidiary companies conducts, or contracts for, its own research and development activities with respect to its products under development. Research is typically conducted pursuant to sponsored research agreements we have entered into with the inventor of the technology and/or the research facility with which the inventor is affiliated. We generally agree to fund the research in stages, with continued funding being dependent upon the achievement of various milestones. We may also enter into consulting agreements with the inventors. We expense all research and development costs as we incur them. Research and development expenses were approximately $1.1 million for 1999 and approximately $11.6 million for the nine months ended September 30, 2000.

COMPETITION

     The pharmaceutical, diagnostics, device and biotechnology industries are intensely competitive, and we expect competition from other companies and other research and academic institutions to continue to increase. Many of these companies have substantially greater financial, research and development and marketing capabilities than we have and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing medical and biotechnology products. For instance, we anticipate that our therapeutics division will compete with large pharmaceutical companies such as Eli Lilly and Company, Glaxo Wellcome Inc. and Merck & Co., Inc. In addition, our diagnostics division will likely face competition from companies such as Roche Diagnostics and Abbott Laboratories. Finally, we anticipate that our devices division will compete with such diversified companies as Johnson & Johnson, Boston Scientific Corporation and Baxter International Inc.

     We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. Our competitors may also prove to be more effective in navigating the regulatory process, resulting in faster commercialization of their products.

     In addition, we compete for the licenses to, or the acquisition of, promising new technologies. Other companies, many of which have greater resources than we do, may seek to acquire these new technologies as
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well. This competition could increase the cost of technology acquisition or reduce the number and quality of potential products for us to develop.

     Further, we face substantial competition in acquiring interests in emerging health care technologies from, among others, the following types of organizations:

     - venture capital firms;

     - large corporate investors; and

     - publicly-traded medical technology companies.

     These competitors may limit our opportunity to acquire interests in new technology and to form new subsidiary companies.

GOVERNMENT REGULATION

     Our development, manufacture and potential sale of therapeutics is subject to extensive regulation by U.S. and foreign governmental authorities.

  FDA REGULATION OF PRODUCTS

     Products being developed by us may be regulated as drugs, biologics or medical devices. In some instances, we will have combination products, such as a product that delivers a drug therapy or a drug product using both biological products and active ingredients. Drugs and medical devices are subject to regulation under the Federal Food, Drug, and Cosmetic Act, and biological products, in addition to being subject to certain provisions of that Act, are also regulated under the Public Health Services Act. Many of our existing products are considered solely as medical devices, as drugs or as biologics. Both the statutes and regulations promulgated under the statutes govern, among other things, the testing, manufacturing, safety efficacy, labeling, storage, recordkeeping, advertising and other promotional practices involving the regulation of drugs, devices and biologics. Several of our products have undergone early testing to determine safety and have a clear regulatory pathway in seeking marketing approval from the FDA.

  NEW DRUGS AND BIOLOGICS

     Obtaining FDA approval for products determined to be new drugs or biologics has historically been a costly and time consuming process. Prior to marketing these products, a new drug application, or NDA, or a biological license application, or BLA, must be completed.

     Generally, in order to gain FDA premarket approval, a developer first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on an agent's efficacy and to identify any safety problems. The results of these studies are submitted as a part of an investigational new drug application, or IND, which the FDA must review before human clinical trials of an investigational drug can start. The IND application includes a detailed description of the clinical investigations to be undertaken.

     In order to commercialize any drug or biologic products, we must sponsor and file an IND and be responsible for initiating and overseeing the clinical studies to demonstrate the safety, efficacy and potency that are necessary to obtain FDA approval of any of the products. We will be required to select qualified investigators to supervise the administration of the products and ensure that the investigations are conducted and monitored in accordance with FDA regulations, including the general investigational plan and protocols contained in the IND. Clinical trials are normally done in three phases, although the phases may overlap. Phase I trials are concerned primarily with the safety and preliminary effectiveness of the drug, involve fewer than 100 subjects and may take from six months to over one year. Phase II trials typically involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials are expanded clinical trials with larger numbers of patients which are intended to evaluate the overall benefit-risk relationship of the drug and to gather additional information for proper dosage and labeling of the drug. The process of clinical trials generally takes two to five years to complete, but may take longer. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension or termination of clinical trials if it concludes that an unwarranted risk is presented to patients.

     If clinical trials of a new product are completed successfully, the sponsor of the product may seek FDA marketing approval. If the product is regulated as a biologic or drug, the FDA will require the submission and approval of an NDA or a BLA before commercial marketing of the biologic. The NDA or BLA must include detailed information about the drug and its manufacture and the results of product development, preclinical studies and clinical trials. The testing and approval processes require substantial time and effort and we cannot guarantee that any approval will be granted on a timely basis, if at all. If questions arise during the FDA review process, approval can take more than five years. Even with the submissions of relevant data, the FDA may ultimately decide that the NDA or BLA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies. In addition, the FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and effectiveness. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

  REGULATION OF MEDICAL DEVICES

     Any device products that we may develop are likely to be regulated by the FDA as medical devices rather than drugs. The nature of the FDA requirements applicable to devices depends on their classification by the FDA. A device developed by us would be automatically classified as a Class III device, requiring pre-market approval, unless the device was substantially equivalent to an existing device that has been classified in Class I or Class II or to a pre-1976 device that has not yet been classified or we convince the FDA to reclassify the device as Class I or Class II. If we were unable to demonstrate such substantial equivalence and unable to obtain reclassification, we would be required to undertake the costly and time-consuming process, comparable to that for new drugs, of conducting preclinical studies, obtaining an investigational device exemption to conduct clinical tests, filing a pre-market approval application, and obtaining FDA approval.

     If the device were a Class I product, the general controls of the Federal Food, Drug, and Cosmetic Act, chiefly adulteration, misbranding and good manufacturing practice requirements, would nevertheless apply. If substantial equivalence to a Class II device could be shown, the general controls plus special controls, such as performance standards, guidelines for safety and effectiveness, and post-market surveillance, would apply. While demonstrating substantial equivalence to a Class I or Class II product is not as costly or time-consuming as the pre-market approval process for Class III devices, it can in some cases also involve conducting clinical tests to demonstrate that any differences between the new device and devices already on the market do no affect safety or effectiveness. If substantial equivalence to a pre-1976 device that has not yet been classified has been shown, it is possible that the FDA would subsequently classify the device as a Class III device and call for the filing of pre-market approval applications at that time. If the FDA took that step, then filing an application acceptable to the FDA would be a prerequisite to remaining on the market.

     Many of our products will be considered as medical devices and will require approval as Class II medical devices. This will require testing to demonstrate that the product is substantially equivalent to a prior approved product.

  OTHER

     In addition to the regulations discussed above, our business is and will be subject to regulation under various state and federal environmental and work place safety laws, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substance Control Act. These and other laws govern our use, handling, disposal and transportation of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. We believe that we are in material compliance with applicable environmental laws and that our continued compliance will not materially adversely affect our business. We cannot predict, however, whether new environmental requirements will be imposed upon us, whether we will become subject to liabilities arising from our operations under environmental laws or the extent that such requirements or liabilities could affect us. Similarly, we cannot predict whether new regulatory restrictions on the marketing of biotechnology products will be imposed by state or federal regulators and agencies. In addition, products which are to be used for veterinary purposes may be subject to regulation by the U.S. Department of Agriculture as well by the FDA. Finally, our wireless product will require FCC approval. However, we do not expect to be required to obtain an FCC spectrum license.

SALES AND MARKETING

     Our strategy is to create a sales and marketing team that will enable us to directly market our products on our own or to contract with third-party organizations for the sale and marketing of our products. In June 2000, we hired a director of sales to coordinate our efforts. Although we currently intend to enter into strategic relationships with pharmaceutical and other companies as we deem appropriate for the marketing of most of our future products, we intend to begin marketing our GMP Conversion Technology ourselves. We have already begun these marketing and sales efforts in the United States. In other instances, we may rely on third parties for the advertising and promotion of our products, and we anticipate that those third parties will control the timing and amount of resources generally devoted to these activities.

     We believe that the benefits of entering into strategic relationships for the sale and marketing of our products are twofold. First, because we will not be required to invest significant time and resources to develop a large sales force internally, we will be able to focus on research and product acquisition and development. Second, we hope to benefit from the advertising and promotion of our products by third parties that have established sales and marketing forces and likely have greater resources devoted to advertising and product promotion.

MANUFACTURING AND PROCESSING

     In March of this year, GMP/Genetics entered into a five-year strategic development agreement with NOVA Biomedical Corporation to develop a commercial laboratory on the NOVA premises for the processing of specimens using our GMP Conversion Technology. Under the terms of that agreement, NOVA managed the construction of our commercial and research molecular genetics laboratory. The laboratory is fully staffed and operated by GMP/Genetics personnel.

     We currently intend to outsource the manufacturing of substantially all of our products. We believe this strategy will allow us to focus on our core research and product development capabilities and reduce the substantial capital investment required to manufacture our products. We also believe that the use of experienced manufacturers will provide greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness and faster delivery of products than in-house manufacturing. Specialized manufacturers are critical to our industry because they are required to comply with applicable good manufacturing practices prescribed by the FDA and other rules and regulations prescribed by foreign regulatory authorities. If we do decide to establish a manufacturing facility, we will require substantial additional funds and will be required to hire and train significant additional personnel and comply with the extensive good manufacturing practice regulations applicable to that facility.

PATENTS AND PROPRIETARY RIGHTS

     Patents and other proprietary rights are essential to our business. Prior to the acquisition of a particular technology, we evaluate the existing proprietary rights, our ability to adequately obtain and protect these rights and the likelihood or possibility of infringement upon competing rights of others. Then once we acquire a technology, our policy is to file patent applications and protect technology, inventions and improvements to inventions that are commercially important to the development of our business. With respect to our products, we seek patent protection, as appropriate, on:

     - the product itself;

     - the methods of using the product;

     - the methods of manufacturing the product; and

     - the methods of administering the product to certain tissues.

     We also rely on trade secrets, know-how, continuing technology innovations and licensing opportunities to develop and maintain our competitive position. For the majority of our technologies and processes, we have acquired a license to or ownership of the patents or future patents under license and technology transfer agreements with the holder of the patent. Generally, each license agreement remains in effect until the last of the patents covered under each license agreement expires. In addition, these license agreements are typically subject to the rights of each licensor to conduct non-commercial research programs. For other of our technologies, we filed and have direct title to the patents. For information on the patents covering our products, see "-- Our Subsidiary Companies."

     We cannot guarantee that any future patents will be granted or that patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to us. Furthermore, we cannot guarantee that others will not independently develop similar products or, if patents are issued to us or our collaborators, will not design around those patents.

     In addition, the Bayh-Dole Act, federal legislation, imposes various requirements on inventors, including universities, which are seeking to license or transfer rights to inventions developed with U.S. federal government funding. If the transferee is a small business firm, the transferring inventor must determine that the small business has the financial resources and an appropriate plan to bring the invention to practical application. Accordingly, if we are not able to satisfy inventors of federally funded technologies that we have sufficient resources, our ability to acquire and commercialize new technology would be limited. Furthermore, the Bayh-Dole Act reserves to the federal government a nonexclusive, nontransferable, irrevocable, license to use any invention which was federally funded such as our GMP Conversion Technology process, GMP/Cardiac Care products and GMP/Diagnostic/Prognostic Markers technologies. To the extent that any of our technology was federally funded, our rights would be subject to the government's license.

     For a more complete description of the risks and limitations of patent protection, see "Risk Factors-We depend on patents and other proprietary rights, some of which are uncertain and unproven, and we may not be able to protect our proprietary information" and "-- Infringement claims by third parties could result in costly litigation, divert management's attention and otherwise harm our business."

EMPLOYEES

     As of September 30, 2000, we had 63 full-time employees and 37 part-time employees and consultants, of which 28 were in research and development and 72 were in management and administration. We intend to hire additional personnel. We also plan to continue utilizing part-time or temporary consultants on an as-needed basis. None of our employees is represented by a labor union and we believe our relations with our employees are good.

FACILITIES

     Our corporate headquarters are located in Fort Lauderdale, Florida. We lease approximately 21,500 square feet of office space in Fort Lauderdale, Florida under a lease which expires in March 2005. We also lease approximately 1,000 square feet of space in Atlanta, Georgia under a lease which expires in June 2003. We also lease approximately 1,200 square feet of space in Destin, Florida on a month-to-month basis. In addition, we lease approximately 9,000 square feet from NOVA Biomedical Corporation in Waltham, Massachusetts under a lease which expires in March 2005. Additionally, researchers associated with our subsidiary companies occupy various laboratories at institutions primarily in the United States, for which we pay usage fees.

LEGAL PROCEEDINGS

     We are not party to any material legal proceedings, nor are we currently aware of any threatened material legal proceedings. From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SCIENTIFIC ADVISORS

     The following table shows information about our executive officers and directors as of September 30, 2000:

EXECUTIVE OFFICERS AND DIRECTORS

                   NAME                      AGE                   POSITION(s)
-------------------------------------------  ---   -------------------------------------------
Steve Gorlin...............................  63    Chairman of the Board of Directors
Bart Chernow, M.D..........................  53    President, Chief Executive Officer and
                                                   Director
Michael Salem, M.D.........................  39    Executive Vice President, Research and
                                                   Development
Holger Weis................................  37    Chief Financial Officer and Treasurer
Jeffrey L. Raney, J.D......................  57    General Counsel and Secretary
Charles L. Brown, III, M.D.................  43    Director
Nicolas A. F. Chronos, M.D.................  39    Director
Martin Fleisher, Ph.D......................  65    Director
M. Judah Folkman, M.D......................  67    Director
David Hung, M.D............................  43    Director
John J. Huntz, Jr..........................  50    Director
Rudyard L. Istvan, J.D.....................  50    Director
B. Kristine Johnson........................  48    Director
Spencer B. King III, M.D...................  63    Director
Robert S. Langer, Sc.D.....................  51    Director
Joseph P. Vacanti, M.D.....................  51    Director
James B. Williams..........................  44    Director

     Drs. Chernow and Brown, and Messrs. Gorlin, Istvan and Williams are members of our executive committee. Drs. King and Fleisher and Messrs. Huntz and Williams are members of the compensation committee. Messrs. Istvan and Huntz and Ms. Johnson are members of the audit committee.

     Steve Gorlin has served as Chairman of the Board of Directors since our inception in May 1999 and was our Chief Executive Officer from our inception until January 2000. Over the past 25 years, Mr. Gorlin has actively managed his investments and founded several biotechnology and pharmaceutical companies, including Hycor Biomedical Inc., Theragenics Corporation, CytRx Corporation, CytRx Biopool, Medicis Pharmaceutical Corporation and EntreMed, Inc., which are publicly traded companies. Mr. Gorlin founded and served as Chairman of the Board of EntreMed Inc., from its inception in 1991 until December 1995. In December 1990, he founded Perma-Fix Environmental Services, Inc., a public company involved in the disposal of hazardous waste. Since its inception in 1998, Mr. Gorlin has been Chairman of the Board of Surgi-Vision, Inc., a privately held development-stage company which exploits magnetic resonance imaging technology developed at Johns Hopkins University.

     Bart Chernow, M.D. has served as a Director since June 1999, as our President since November 1999 and as our Chief Executive Officer since January 2000. Dr. Chernow served as our Executive Vice President from May 1999 to November 1999. Since May 1999, Dr. Chernow has also been an Adjunct Professor of Medicine at Johns Hopkins University School of Medicine in Baltimore, Maryland, where he was Vice Dean of Research and Technology from October 1997 to May 1999, and Professor of Medicine, Anesthesiology and Critical Care from June 1990 to May 1999. Prior to Johns Hopkins, he was Associate Professor at Harvard Medical School and was Director of the Henry K. Beecher Anesthesia Research. Dr. Chernow is past President of the American College of Chest Physicians. He has been honored by the American College of Physicians who made him a Master of the College in 1999 and by the American College of Chest Physicians who made him a Master Fellow in 1999. Dr. Chernow was recently appointed to the Advisory Council of the Harvard University-Massachusetts Institute of Technology Division of Health Sciences and Technology.

     Michael Salem, M.D. has served as Executive Vice President, Research and Development since March 2000. From December 1999 through March 2000, he served as our Senior Vice President and Medical Director. From August 1994 until December 1999, Dr. Salem was Vice Chairman of the Department of Surgery and Associate Professor of Surgery and Anesthesiology at the George Washington University School of Medicine in Washington, D.C., specializing in General Surgery and Critical Care Medicine. He has also served as Director of Trauma and Surgical Critical Care, as Co-Director of the Intensive Care Unit at the George Washington University Hospital and Director of Surgical Research serving as Principal Investigator in numerous clinical trials. He served for four years as a member of the Institutional Review Board for animal and human research studies. Dr. Salem is currently a member of the editorial board of the journal Critical Care Medicine. He completed his medicine and surgical residency training at George Washington University, and completed clinical and research fellowships in critical care medicine at the Massachusetts General Hospital in Boston and at Johns Hopkins Hospital in Baltimore. Dr. Salem was an elected member of the Medical Faculty Senate and the Governing Board of the Medical Faculty Associates of the George Washington University School of Medicine.

     Holger Weis has served as our Chief Financial Officer since July 2000. From June 1986 until joining us, Mr. Weis was an accountant in various positions with Ernst & Young LLP, a professional services firm, having served most recently as Senior Manager. At Ernst & Young, Mr. Weis served clients ranging from young entrepreneurial companies to large, publicly traded multinationals, consulting on accounting, compensation, and mergers and acquisition matters. While with Ernst & Young in Germany from 1991 to 1994, Mr. Weis consulted with American, British and French multinationals conducting business in Europe. He is a graduate of the J.M. Tull School of Accounting at the University of Georgia. Mr. Weis is a certified public accountant.

     Jeffrey L. Raney, J.D. has served as our General Counsel and Secretary since October 1999. From March 1993 to October 1999, Mr. Raney was the Vice President, Administration of Computer Generation, a telecommunications company. Prior to that time, he was a Senior Partner in the Atlanta, Georgia office of the law firm of Powell, Goldstein, Frazer and Murphy, LLP, where he was counsel for a number of technology companies including Hayes Microcomputers, Inc., SCI Systems, Sales Technologies, Inc. and EntreMed, Inc. He specializes in providing legal services to technology-based firms. Mr. Raney graduated cum laude from the University of Michigan Law School.

     Charles L. Brown III, M.D. has served as a Director since our inception in May 1999 and was our President from our inception in May 1999 until September 1999. Dr. Brown has been a partner in Cardiology of Georgia, a cardiology practice, since August 1992. Dr. Brown specializes in interventional cardiology and is the Director of the Fuqua Heart Center Research Department at Piedmont Hospital in Atlanta, Georgia. He oversees several clinical trials and is the principal investigator for many of these studies. He is the inventor or co-inventor of nine patents that were assigned to Global Vascular Concepts, the predecessor to two of our subsidiaries.

     Nicolas A. F. Chronos, M.D. has served as a Director since our inception in May 1999. Since July 1999, Dr. Chronos has been the Director of the Atlanta Cardiovascular Research Institute, or ACRI, and, from October 1993 to July 1999, was the Director of Research for the Andreas Gruentzig Cardiovascular Center of Emory University in Atlanta, Georgia. At ACRI, he directs research and is the principal investigator on several device and drug studies. Along with Mr. Gorlin and Dr. Charles Brown, Dr. Chronos co-founded Global Vascular Concepts. Dr. Chronos trained in medicine at London University where he was awarded a merit degree.

     Martin Fleisher, Ph.D. has served as a Director since October 1999. Dr. Fleisher has served as Chief of Clinical Chemistry since July 1996 and has been a member of the Department of Clinical Laboratories since February 1968 at the Memorial Sloan-Kettering Cancer Center in New York City, where he has held various positions since February 1968. He is a member of the Memorial Sloan-Kettering Cancer Center and is certified as a Laboratory Director in New York State. Dr. Fleisher's expertise in clinical laboratory medicine is extensive and he serves or has served on advisory boards for several corporations, including American

Standards Medical Systems, Becton-Dickinson and Company, DiaSorin, Beckman-Coulter and Roche Diagnostics.

     M. Judah Folkman, M.D. has served as a Director since June 1999. Since 1968, Dr. Folkman has been the Julia Dyckman Andrus Professor of Pediatric Surgery at Harvard Medical School and, from 1967 to 1981, the Surgeon-in-Chief and Chairman of the Department of Surgery at Children's Hospital in Boston, Massachusetts. Dr. Folkman received his M.D. from Harvard Medical School. Dr. Folkman is also a member of the Board of Directors of Johnson & Johnson, a publicly held health care company.

     David Hung, M.D. has served as a Director since July 1999. Dr. Hung is a hematologist, oncologist and molecular biologist. Dr. Hung became President and CEO of Pro-Duct Health, Inc., a medical device start-up company focused on breast cancer patients, in August 1998, after four years at Chiron Corporation, a biotechnology company, where he served as Vice President of Preclinical Research and head of the New Projects Division. Dr. Hung graduated from the University of California San Francisco Medical School. Dr. Hung has more than 15 years of experience in molecular biology research, having completed basic research fellowships at the Brain Tumor Research Institute and the Cardiovascular Research Institute and heading a National Institute of Health-funded laboratory at the University of California San Francisco.

     John J. Huntz, Jr. has served as a Director since July 2000. Since March 1998, Mr. Huntz has served as Managing Director for Fuqua Ventures, a venture capital firm. He currently serves on the Boards of Directors of Derivion Corporation, Manhattan Associates, Pythogoras Participations, Webforia, Inc., National Venture Capital Association and The Atlanta Venture Forum. Mr. Huntz served as Executive Vice President and Chief Operating Officer of Fuqua Enterprises, Inc. from August 1995 to March 1998 and Senior Vice President from March 1994 to August 1995. Prior to joining Fuqua, he served as Managing Partner of Noble Ventures International, a venture capital and investment advisory firm, from 1989 to 1993.

     Rudyard L. Istvan, J.D. has served as a Director since September 1999. Mr. Istvan is a Senior Vice President and the General Manager of Future Businesses for Motorola, where he has served in various officer positions since December 1991. He has worldwide responsibility for corporate strategy, business research, venture investing and certain classes of technology outlicensing. He heads Motorola Millennium Ventures, the charter of which is to create major new business platforms for Motorola. He also heads Motorola's life sciences initiative, which includes Motorola's BioChip Systems division, the newest of the new business platforms. He was formerly a Senior Vice President of The Boston Consulting Group. Mr. Istvan holds a J.D. cum laude from Harvard Law School, and a M.B.A. from Harvard Business School where he was a Baker Scholar. He is a member of the Massachusetts Bar. Mr. Istvan serves as a director at the designation of Motorola pursuant to the terms of a voting agreement that will be terminated upon the closing of this offering.

     B. Kristine Johnson has served as a Director since December 1999. Since January 2000, Ms. Johnson has been a principal with Affinity Capital Management, Inc., a Minneapolis based venture capital firm that invests in early stage health care companies. Between May 1999 and December 1999 she was a consultant to Affinity. Between April 1982 and April 1999, Ms. Johnson worked for Medtronic, Inc., a medical technology company. Most recently she served as Medtronic's Senior Vice President and chief administrative officer, working on strategic planning, information technology, public affairs and media relations. She also held positions with Medtronic as President and General Manager of the firm's vascular business; President and General Manager of its tachyarrhythmia management business; Vice President and General Manager of its peripheral vascular business; Vice President of corporate affairs and planning; and Vice President of corporate relations with Cargill, Inc., an international marketer, processor and distributor of agricultural and food products. Ms. Johnson is a director of ADC Telecommunications Inc., a publicly traded telecommunications company.

     Spencer B. King III, M.D. has served as a Director since June 1999. Since July 2000, Dr. King has been the Fuqua Chair of Interventional Cardiology at the Fuqua Heart Center in Atlanta, Georgia. Prior to that time, Dr. King served as the Director of the Andreas Gruentzig Cardiovascular Center at Emory University in Atlanta, Georgia, where he had been a physician since January 1972. He has developed several devices used in interventional cardiology, and he serves as Chairman of the American Board of Internal Medicine sub-board in Interventional Cardiology. Dr. King is the Immediate Past President of the American College of Cardiology.

     Robert S. Langer, Sc.D. has served as a Director since June 1999. Dr. Langer is the Kenneth J. Germenshausen Professor of Chemical and Biomedical Engineering at the Massachusetts Institute of Technology in Cambridge, Massachusetts, where he has been a professor since July 1977. Dr. Langer's innovations have provided a framework for the emerging technologies of tissue engineering and have been used in drug delivery systems, tissue repair, vaccines, diagnostics and novel therapeutics. One of these innovations resulted in a drug delivery system that was the first FDA-approved treatment for brain cancer. Dr. Langer holds over 360 patents in the fields of biomedical and chemical engineering. Dr. Langer received his Sc.D. in Chemical Engineering from Massachusetts Institute of Technology. Dr. Langer is a director of Boston Life Sciences, Inc., a publicly traded biotechnology company, and a director of Focal, Inc., a publicly traded medical technology company.

     Joseph P. Vacanti, M.D. has served as a Director since June 1999. Dr. Vacanti is the John Homans Professor of Surgery at Harvard Medical School, where he has been a surgeon since July 1994, and the Director of the Laboratory for Tissue Engineering and Organ Fabrication at the Massachusetts General Hospital, with which he has been affiliated since October 1998. From July 1983 to August 1998, Dr. Vacanti was also a surgeon at Children's Hospital in Boston. Dr. Vacanti is the inventor or co-inventor of over 30 patented technologies. He is the current President of the Tissue Engineering Society. Dr. Vacanti earned his M.D. degree from the University of Nebraska College of Medicine with high distinction.

     James B. Williams has served as a Director since April 2000. Since March 1999, Mr. Williams has been a Partner with the Texas Pacific Group, a private equity firm. From December 1994 until December 1999, Mr. Williams served in various senior executive capacities at Kaiser Permanente, a health care organization, including national Senior Vice President -- Group Operations and Strategic Development, President -- Kaiser Permanente International, and President -- Kaiser/Group Health. Mr. Williams also serves on the board of directors of Magellan Health Services, Inc., a publicly-held health care company, and Genesis Health Ventures, Inc., a publicly-held provider of services to the elderly. He also serves on the board of directors of several private health care, technology and industrial companies. Mr. Williams received his MBA with honors from the University of Southern California.

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

SCIENTIFIC ADVISORS

     We also have an ongoing relationship with many research and scientific advisors with whom we consult regularly regarding our technologies and products. The following table lists those advisors with whom we have entered into consulting agreements or other contractual arrangements and the institutions with which they are affiliated:

                    NAME                                        INSTITUTION
---------------------------------------------  ---------------------------------------------
Henry Brem, M.D..............................  Johns Hopkins University
Morton B. Brown, Ph.D........................  University of Michigan
Reay Brown, M.D..............................  Atlanta Ophthalmology Associates
Nicolas A.F. Chronos, M.D....................  Atlanta Cardiovascular Research Institute
Professor Neville Crawford, Ph.D.............  University of Leeds, United Kingdom
Peter J. Fitzgerald. M.D., Ph.D..............  Stanford University
Leon-Paul Georges, M.D.......................  Eastern Virginia Medical School
David R. Holmes, Jr., M.D....................  Mayo Foundation for Medical Research and
                                               Education, Mayo Clinic
Kenneth Kinzler, Ph.D........................  Johns Hopkins University
Robert S. Langer, Sc.D.......................  The Massachusetts Institute of Technology
Jean-Marie Lehn, Ph.D. (Nobel Laureate)......  Universite Louis Pasteur, France
Mary J. Lynch, M.D...........................  Atlanta VA Medical Center, Emory University
Victor A. McKusick, M.D......................  Johns Hopkins University
Marsha Moses, Ph.D...........................  Harvard Medical School, Children's Hospital
Claude Nicolau, Ph.D.........................  Harvard Medical School
Professor Nicolas S. Peters, M.D.............  St. Mary's Hospital, United Kingdom
Professor Herbert M. Pinedo, M.D., Ph.D......  Free University Hospital, Netherlands
Franklyn Prendergast, M.D., Ph.D.............  Mayo Foundation for Medical Research and
                                               Education, Mayo Clinic
John Reed, M.D., Ph.D........................  The Burnham Institute
Michael Roizen, M.D..........................  University of Chicago
Lawrence Rosenberg, M.D., Ph.D...............  McGill University
Robert S. Schwartz, M.D......................  Mayo Foundation for Medical Research and
                                               Education, Mayo Clinic
M. Bruce Shields, M.D........................  Yale University
Mark Skolnick, Ph.D..........................  Myriad Genetics, Inc.
Jay S. Skyler, M.D...........................  University of Miami
Joseph P. Vacanti, M.D.......................  Harvard Medical School, Massachusetts General
                                               Hospital
Jose Venegas, Ph.D...........................  Harvard Medical School, Massachusetts General
                                               Hospital
Aaron Vinik, M.D., Ph.D......................  Eastern Virginia Medical School
Bert Vogelstein, M.D.........................  Johns Hopkins University
Bruce Zetter, Ph.D...........................  Harvard Medical School, Children's Hospital

BOARD OF DIRECTORS AND COMMITTEES

     Our by-laws provide for a board of directors consisting of up to 21 members, with the exact number to be fixed by resolution of a majority of the board. The number of directors is currently set at 14.

     The board of directors has an executive committee, a compensation committee and an audit committee.

     Executive Committee. The executive committee is responsible for overall strategy, monitoring performance, and other operating decisions. Our five executive committee members include Mr. Steve Gorlin, Dr. Charles Brown, Dr. Bart Chernow, Mr. Rudyard Istvan and Mr. James B. Williams, with Dr. Brown chairing the committee.

     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors and employees, including stock compensation and loans. The current members of the compensation committee are Dr. Martin Fleisher, Dr. Spencer B. King III, Mr. John J. Huntz, Jr., and Mr. James B. Williams, with Mr. Huntz chairing the committee.

     Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Mr. Rudyard L. Istvan, Ms. B. Kristine Johnson and Mr. John J. Huntz, Jr., with Mr. Istvan chairing the committee.

DIRECTOR COMPENSATION

     Non-employee directors who are not compensated under consulting or other arrangements with us are paid $1,000 for each day of attendance at each meeting of the board of directors or any of its committees. Outside board members who identify technologies which are used in our business may also be given an equity stake in the subsidiary which is established to develop the technology.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors consisted in 1999 of Dr. Nicolas Chronos, Dr. Martin Fleisher and Ms. Nancy Taylor. It currently consists of Dr. Martin Fleisher, Dr. Spencer B. King III, Mr. John J. Huntz, Jr. and Mr. James B. Williams. During fiscal 1999, Messrs. Steve Gorlin and John Thomas, two of our then executive officers, were directors of Surgi-Vision, whose President and Chief Executive Officer, Ms. Nancy Taylor, was a member of our compensation committee.

     For more information regarding our interlocks and insider participation, see "Relationships and Related Party Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation, during the fiscal year ended December 31, 1999, by our Chief Executive Officer and our other most highly compensated executive officer whose total salary and bonus for that fiscal year exceeded $100,000. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                           COMPENSATION
                                                                           -------------
                                                    ANNUAL COMPENSATION     SECURITIES
                                                    --------------------    UNDERLYING      ALL OTHER
               NAME AND POSITION(S)                  SALARY      BONUS        OPTIONS      COMPENSATION
--------------------------------------------------  --------   ---------   -------------   ------------
Steve Gorlin......................................  $85,517    $100,000            --             --
  Chairman and Chief Executive Officer (currently
  Chairman)
Bart Chernow......................................  130,208     100,000       300,000         $5,000(1)
  President (currently President and Chief
  Executive Officer)

------------------------------------

(1) Represents a non-accountable allowance for the purchase of medical periodicals, journals and subscriptions.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes stock options granted to each named executive officer during the fiscal year ended December 31, 1999. No stock appreciation rights were granted to these individuals during that year.

                                                   INDIVIDUAL GRANTS
                                --------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                                NUMBER OF      PERCENT OF                                     ASSUMED ANNUAL RATES OF
                                SECURITIES    TOTAL OPTIONS                                 STOCK PRICE APPRECIATION FOR
                                UNDERLYING     GRANTED TO        EXERCISE                          OPTION TERM(3)
                                 OPTIONS      EMPLOYEES IN        PRICE       EXPIRATION   ------------------------------
             NAME               GRANTED(1)   FISCAL YEAR '99   PER SHARE(2)      DATE           5%               10%
------------------------------  ----------   ---------------   ------------   ----------   -------------    -------------
Steve Gorlin..................        --            --               --              --            --               --
Bart Chernow..................   300,000          23.3%           $1.00        09/21/09      $165,398         $407,384

------------------------------------

(1) The options granted to Bart Chernow are presently exercisable. Each of the options granted has a term of ten years from the date of grant.
(2) There is currently no public market for our common stock. The exercise price of each of these options is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.
(3) Potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option term. The amounts have been calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, a named executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, if the executive were to sell the shares on the date of exercise, so there is no assurance that the value realized will be equal to or near the potential realizable value as calculated in this table.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the year-end number and value of unexercised options for each of the named executive officers. None of the named executive officers exercised any options in 1999. There was no public trading market for the common stock as of December 31, 1999. We have never granted any stock appreciation rights.

     In light of the substantial disparity between the fair market value of the common stock as of December 31, 1999 and the price per share of the common stock in this offering, and in order to quantify the effect of this offering on the
value of the options, we have used an assumed offering price of $          per
share in calculating the values in the table.

 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES AT DECEMBER
                                    31, 1999

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                     OPTIONS AT DECEMBER 31,        THE-MONEY OPTIONS AT
                                                              1999                    DECEMBER 31, 1999
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------  -----------   -------------   -----------   -------------
Steve Gorlin.....................................         --             --        $    --        $    --
Bart Chernow.....................................    300,000             --             --             --

EMPLOYMENT AGREEMENTS

     The following named executive officers have signed employment agreements with GMP.

     Steve Gorlin. Mr. Gorlin's employment agreement has a three-year term ending July 31, 2002. His annual base salary is $250,000 and his salary will be reviewed on at least an annual basis.

     Bart Chernow, M.D. Dr. Chernow's employment agreement has a three-year term ending May 31, 2002. His annual base salary is $475,000. His salary will be reviewed on at least an annual basis.

BENEFIT PLANS

1999 STOCK OPTION PLAN

     Our board of directors adopted our 1999 Stock Option Plan on May 17, 1999, and our stockholders approved the adoption of the plan on May 18, 1999. We have reserved 3,000,000 shares of common stock for issuance under the plan, 2,169,032 of which had been issued as of September 30, 2000. Under the plan, officers, employees, members of the board of directors, and consultants are eligible to receive awards. The only type of award that may be made under the plan is an option to purchase shares of common stock. Options may either be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for favorable tax treatment. If shares awarded under the plan are forfeited, then those shares will again become available for new awards under the plan.

     The compensation committee of our board of directors administers the plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the plan, including the discretion to determine which eligible individuals are to receive an award, and to determine the type, number and vesting requirements and other features and conditions of each award.

     The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for nonstatutory stock options granted under the plan may not be less than the par value of the common stock on the option grant date. The exercise price may be paid in cash or by other means, including a cashless exercise method as determined by the committee.

     Our board of directors may terminate or amend the plan at any time. If the board amends the plan, stockholder approval of the amendment will be required to increase the maximum number of shares of common stock that may be issued under the plan, change the classes of people that may receive awards under the plan or make any amendment required to be approved by the stockholders under any applicable law. The plan will continue in effect until terminated by our board of directors or until all shares available for issuance under the plan have been issued and all restrictions on shares granted under the plan have lapsed. However, no incentive stock options may be granted after May 16, 2009.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     We believe that we have executed all of the transactions set forth below on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors, principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

FORMATION AND FINANCING TRANSACTIONS

     We were incorporated as Global Medical Products, Inc. in May 1999. In May and June 1999, in connection with our formation, we issued convertible promissory notes bearing interest at a rate of 6% per annum to Steve Gorlin, the Chairman of our Board of Directors, in an aggregate principal amount of $200,000. The notes were convertible into our common stock. In June 1999, we retired $118,500 of the notes by issuing 1,185,000 shares of common stock to Mr. Gorlin. In September 1999, we retired the remaining notes by repaying $81,500.

     In September 1999, we paid $1,518,000 to GMP Partners for assistance in structuring and arranging our initial capitalization. GMP Partners was owned one-third by each of Steve Gorlin, Jeffrey L. Raney, our General Counsel and Secretary, and John C. Thomas, Jr., our Senior Financial Manager. The amounts paid were distributed by GMP Partners, and the following directors and/or executive officers of ours who performed services on behalf of GMP Partners received a portion of the distribution: Bart Chernow, M.D., received $969,250; Steve Gorlin received $264,375; Nicolas A. F. Chronos, M.D. received $81,250; Charles L. Brown III, M.D. received $90,000; and John C. Thomas, Jr. received $69,375.

     In September 1999, we sold 1,500,000 shares of our Series A convertible preferred stock to Motorola, Inc., one of our principal stockholders, for $7,500,000. In addition, in March 2000, we sold 520,000 shares of our Series B convertible preferred stock to Motorola for $9,360,000. In August 2000, we sold 129,677 shares of our common stock to Motorola for $3,695,795. One of our directors, Rudyard L. Istvan, is an executive officer of Motorola.

     In September 1999, we sold 1,500,000 shares of our Series A convertible preferred stock for $7,500,000 and in March 2000, we sold 833,333 shares of our Series B convertible preferred stock for $14,999,994 to a group of investment funds which are under the common control of J. & W. Seligman & Co. Incorporated. In addition, in August 2000, we sold 149,792 shares of our common stock to the Seligman & Co. investment funds for $4,269,072.

     In September 1999, we sold 20,000 shares of our Series A convertible preferred stock to Affinity Ventures II, LLC, for $100,000. In addition, in March 2000, we sold 13,000 shares of our Series B convertible preferred stock to Affinity Ventures II, LLC for $234,000. One of our directors, B. Kristine Johnson, is a venture partner of Affinity Ventures II, LLC.

     In September 1999, we sold 200,000 shares of our Series A convertible preferred stock to Fuqua Venture Partners I, LLC for $1,000,000. In addition, in March 2000, we sold 30,000 shares of our Series B convertible preferred stock to Fuqua Venture for $540,000. One of our Directors, John J. Huntz, Jr., is a Managing Director of Fuqua Venture.

     In March 2000, we sold 2,000,000 shares of our Series B convertible preferred stock to Texas Pacific Group, one of our principal stockholders, for $36 million. In addition, in August 2000, we sold 128,393 shares of our common stock to Texas Pacific Group for approximately $3,659,200. One of our directors, James B. Williams, is an executive officer of Texas Pacific Group.

GLOBAL VASCULAR CONCEPTS TRANSACTION

     In August 1999, we purchased newly issued shares of common stock of Global Vascular Concepts, or GVC, which is the predecessor of GMP/Drug Delivery and GMP/Vascular, representing approximately 81% of GVC's outstanding common stock after the purchase, for the assumption of $182,551 of net liabilities and $250,000 payable to GVC. In addition, we committed to fund up to $8.6 million for the development of GVC's technology. Immediately before the acquisition, Charles L. Brown III, M.D., Nicolas A. F. Chronos, M.D. and Steve Gorlin each owned an approximately 31.8% equity interest in GVC, John C. Thomas, Jr. owned an approximately 3.2% equity interest in GVC, and Jeffrey L. Raney owned an approximately 0.5% equity interest in GVC.

TRANSACTIONS WITH MOTOROLA, INC.

     In March 2000, we formed GMP/Wireless Medicine to develop multiple wireless sensor technologies that were invented by Motorola, which will beneficially own
approximately   percent of our common stock after this offering. In May 2000,
GMP/Wireless executed a license and cross license agreement with Motorola which was amended in July 2000. Under this agreement, as amended, Motorola licensed to GMP/Wireless particular patent rights to wireless technologies for use in hospitals, health care provider offices, medical outpatient facilities and other health and medical related facilities. In exchange for these patent rights, GMP/Wireless paid Motorola $1.0 million upon signing the license agreement and has agreed to make additional progress payments in the aggregate amount of $3.5 million. GMP/Wireless also agreed to make royalty payments over the life of the agreement on direct sales equal to 2% of net sales below $25 million, 2.5% for net sales above $25 million but less than $50 million, and 3% for net sales above $50 million. If GMP/Wireless has a third party manufacture the products, then royalties payable to Motorola will be an amount equal to 20% of GMP/Wireless' gross margin from the sale of wireless products. If GMP/Wireless chooses to sublicense the rights to patents to a third party, then GMP/Wireless will pay Motorola the greater of 20% of sublicense revenues received by GMP/Wireless and half of the amount that Motorola would have received if the sale had been made directly by GMP/Wireless. As partial consideration for the license agreement, GMP/Wireless also issued 1,500,000 shares of its common stock, representing 15% of outstanding common stock, to Motorola pursuant to a stock acquisition agreement.

     GMP/Wireless granted Motorola an option to purchase 50,000 shares of our common stock at an exercise price of $18.00 per share. In addition, beginning on the second anniversary of FDA and FCC approval of the first GMP/Wireless product and continuing for sixty days after that date, Motorola has the right to purchase from us an amount of GMP/Wireless common stock that would increase Motorola's equity interest in GMP/Wireless to 50% of GMP/Wireless' outstanding common stock. In the event that we provide written notice to Motorola of our intent to sell all of the assets or common stock of GMP/Wireless or conduct an initial public offering of its securities or at any time between the fifth and tenth anniversaries of the above described regulatory approval of GMP/Wireless products, Motorola has the right to purchase from us an amount of GMP/Wireless stock that would increase its equity ownership to 85% of GMP/Wireless' outstanding common stock. The purchase price in each case would be based on 105% of the fair market value of GMP/Wireless as agreed on by us and Motorola or, in the absence of agreement, as determined by independent appraisers appointed by Motorola and us.

     GMP/Wireless also executed a technology development agreement with Motorola. Under this agreement, GMP/Wireless has agreed to make payments of up to $6.0 million to fund research to further develop wireless medical sensor technologies. In return, Motorola has agreed to assign and maintain a design team to conduct that research and development and to provide laboratory space dedicated to developing wireless applications.

     In August 2000, we entered into an agreement with Motorola under which we agreed to process, on a preferential basis, genetic specimens using our GMP Conversion Technology exclusively for customers of

Motorola's BioChip systems. In addition, during the 27-month term of the agreement, we also agreed, subject to certain exceptions, not to process genetic specimens for subsequent use with any other biological microarray technologies except for research purposes. In exchange for these agreements, Motorola paid GMP/Genetics $2.0 million. In addition, GMP/Genetics agreed to pay Motorola 15% of the revenue that GMP/Genetics receives from the Motorola BioChip customers using the GMP Conversion Technology process during the term of the agreement. GMP/Genetics also agreed to use Motorola's BioChip systems in the event that it requires the use of such technology for its own internal use or in connection with its genetic conversion services provided to its clients. Finally, if after the expiration of the agreement GMP/Genetics elects to discontinue the operation of its genetic conversion services, Motorola has to the option to obtain a non-exclusive license to our GMP Conversion Technology process on commercially reasonable terms for use solely with its BioChip systems.

     In connection with the preferential BioChip system arrangement, Motorola purchased 66,667 shares of common stock of GMP/Genetics for a purchase price of approximately $1.0 million.

CONSULTING AGREEMENTS

     In August 1999, we entered into separate consulting agreements with Charles
L. Brown III, M.D. and Nicolas A. F. Chronos, M.D. to provide advice in the areas of product development and market strategy. The agreements require us to pay each of the consultants $6,250 per month to aid their research efforts over the three-year term of the agreements. In November 1999, we increased Dr. Brown's research stipend to $10,417 per month. For 1999, we paid research stipends equal to $39,583 and $31,250 to Dr. Brown and Dr. Chronos. For the first nine months of 2000, we paid $93,753 and $56,250 to Dr. Brown and Dr. Chronos.

     In November 1999, we entered into a consulting agreement with Robert S. Langer, Sc.D., one of our directors. The agreement requires us to pay Dr. Langer $125,000 over the one-year term of the agreement. For 1999 and the first nine months of 2000, we paid $20,833 and $93,753 to Dr. Langer for consulting services.

     In November 1999, we entered into a consulting agreement with Joseph P. Vacanti, M.D., one of our directors. The agreement requires us to pay Dr. Vacanti $100,000 over the one-year term of the agreement. For 1999 and the first nine months of 2000, we paid $14,583 and $75,000 to Dr. Vacanti for consulting services.

OTHER TRANSACTIONS

     Bart Chernow, M.D. owns 200,000 shares of common stock, or 2.1%, of GMP/Endotherapeutics and 200,000 shares, or 2.1%, of GMP/Genetics.

     Steve Gorlin owns 200,000 shares of common stock, or 2.1%, of GMP/Endotherapeutics and 200,000 shares, or 2.1%, of GMP/Genetics.

     Spencer B. King III, M.D. owns 400,000 shares of common stock, or 4.4%, of GMP/Vision Solutions.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock (assuming conversion of all shares of preferred stock into common stock) as of September 30, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each of the named executive officers;

     - each of our directors;

     - each person or entity known to us to beneficially own more than 5% of our outstanding stock; and

     - all of our executive officers and directors as a group.

     Unless otherwise indicated, the address of each of the individuals listed in the table is c/o GMP Companies, Inc., One East Broward Boulevard, Suite 1701, Fort Lauderdale, Florida 33301. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

     Percentage ownership in the following table is based on 16,437,227 shares of common stock (assuming conversion of all shares of preferred stock into common stock) outstanding as of September 30, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of September 30, 2000 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of any other person. The information set forth in the following table excludes any shares purchased in this offering by the respective beneficial owner.

                                                                                         PERCENT OF SHARES
                                                                           NUMBER OF    BENEFICIALLY OWNED
                                                     NUMBER OF SHARES OF     SHARES     -------------------
                                                        COMMON STOCK       SUBJECT TO    BEFORE     AFTER
             NAME OF BENEFICIAL OWNER                BENEFICIALLY OWNED    OPTIONS(1)   OFFERING   OFFERING
---------------------------------------------------  -------------------   ----------   --------   --------
Seligman Funds(2)..................................       2,483,125              --       15.1%          %
Motorola, Inc.(3)..................................       2,149,677              --       13.1
Texas Pacific Group(4).............................       2,128,393              --       12.9
James B. Williams(5)...............................       2,178,393          50,000       13.2         --
Charles L. Brown III, M.D.(6)......................         840,167              --        5.1
Steve Gorlin(7)....................................         840,167              --        5.1
Nicolas A. F. Chronos, M.D.........................         840,166              --        5.1
Bart Chernow, M.D..................................         690,000         300,000        4.1
Robert Langer, Sc.D................................         450,000              --        2.7
Joseph Vacanti, M.D................................         350,000              --        2.1
John J. Huntz, Jr.(8)..............................         280,000          50,000        1.7
Michael S. Salem...................................         135,000          75,000          *          *
Jeffrey L. Raney...................................         127,830          52,083          *          *
Martin Fleisher, Ph.D..............................         100,000              --          *          *
Judah Folkman, M.D.................................         100,000              --          *          *
Spencer B. King III, Sc.D..........................         100,000              --          *          *
David Hung.........................................         100,000              --          *          *
B. Kristine Johnson(9).............................          60,000          60,000          *          *
Rudyard L. Istvan..................................          50,000          50,000          *          *
Holger Weis........................................          26,563          26,563          *          *
All executive officers and directors as a group (17
  persons).........................................       7,268,286         663,646       42.5

---------------

  * Less than one percent
(1) Represents the number of shares issuable upon the exercise of options exercisable within 60 days of September 30, 2000. These shares are also included in the amount listed in the column entitled "Number of Shares of Common Stock Beneficially Owned."
(2) Represents shares under the common control of J.&W. Seligman & Co. Incorporated, the address for which is 100 Park Avenue, New York, New York 10017.
(3) The address of Motorola, Inc. is c/o Motorola Millennium Ventures, 1303 E. Algonquin Road, Schaumburg, Illinois 60196.
(4) Represents shares owned by affiliates of Texas Pacific Group, with respect to which Texas Pacific Group has shared voting and dispositive power. The address of Texas Pacific Group is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.
(5) Includes 2,128,393 shares held by affiliates of Texas Pacific Group, for which Mr. Williams is a director.
(6) Includes 200,000 shares held by a limited liability company for which Dr. Brown is the managing member and 350,000 shares held for Dr. Brown in a profit sharing plan.
(7) Includes 300,000 shares held in a family limited partnership for which Mr. Gorlin is the general partner and 100,000 shares held by Mr. Gorlin's wife.
(8) Includes 230,000 shares held by Fuqua Venture Partners I, LLC, for which Mr. Huntz is Managing Director.
(9) Ms. Johnson disclaims beneficial ownership of the 33,000 shares owned by Affinity Ventures II LLC. Ms. Johnson is a venture partner of Affinity Ventures II LLC.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete, and we refer you to our amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus constitutes a part.

     Our authorized capital stock will consist of 125,000,000 shares, which includes 120,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, upon the closing of this offering.

COMMON STOCK

     As of September 30, 2000, assuming conversion of all outstanding shares of preferred stock, there were 16,437,227 shares of common stock outstanding that were held of record by approximately 280 stockholders. Upon completion of this
offering, there will be                shares of common stock outstanding. In
addition, as of September 30, 2000 there were outstanding options to purchase of a total of 2,163,000 shares of common stock. Our common stock has the following rights, preferences and privileges:

     Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of our directors. There are no cumulative voting rights, and, therefore, the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election.

     Dividends. Holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of outstanding shares of preferred stock, if any. We have never paid dividends in the past and do not intend to do so in the future.

     Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding shares of preferred stock, if any, the remainder of our assets will be distributed ratably among the holders of shares of common stock.

     Rights and Preferences. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be impaired by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

     Fully Paid and Nonassessable. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of the offering, all outstanding shares of preferred stock will be converted automatically into common stock. Pursuant to the terms of our restated certificate of incorporation, the board of directors will be authorized, subject to any limitation prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more classes or series, and to fix the voting powers, if any, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each class or series. The board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could impair the voting power or other rights of the holders of common stock.

     We have no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could make it more difficult or less desirable for a third party to acquire a majority of our outstanding common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS AND OF DELAWARE
LAW

     Our restated certificate of incorporation and bylaws, effective upon completion of this offering, contains provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of common stock.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Blank Check Preferred Stock. As noted above, our board of directors, without stockholder approval, will have the authority under our restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

     Election Of Directors. Our restated certificate of incorporation provides that only a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees. In addition, we have entered into an agreement with Motorola, one of our stockholders, which permits Motorola to designate one member of our board of directors. That agreement terminates upon completion of this offering. Furthermore, we have entered into an additional agreement with one of our stockholders which requires us to nominate for election to our board one person so designated by that stockholder.

     Stockholder Action. Our restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders' meeting.

     Stockholder Meetings. Our restated certificate of incorporation and bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders' meeting relating to the business specified in the notice of meeting and not by written consent.

     Requirements For Advance Notification Of Stockholder Nominations And Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if we change the date of the annual meeting of stockholders to a date that is not within 30 days of the anniversary of our previous annual meeting of stockholders, then we must receive the stockholder's notice no later than the close of business on the 10th day after the date on which we mail notice of the date of the meeting or we make a public announcement, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of the stockholder's notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

     Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. We have provisions in our restated certificate of incorporation which require a vote of at least 80% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal the anti-takeover provisions of our restated certificate of incorporation.

DELAWARE ANTI-TAKEOVER STATUTE

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

     - the corporation has elected in its amended and restated certificate of incorporation not to be governed by Section 203;

     - the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

     - the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

     We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to
Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We are in the process of obtaining liability insurance for our officers and directors. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

REGISTRATION RIGHTS

     Holders of approximately 7.6 million shares of our common stock have registration rights with respect to those shares. Beginning six months following this offering, holders of at least 30% of these shares may require us to file a registration statement under the Securities Act covering at least 30% of the shares held by them, or a lesser percentage if the anticipated aggregate offering price would exceed $7.5 million. We will not be required to comply with a request for registration within 60 days before or 180 days after the effective date of another registration statement filed by us. When we are eligible to utilize a registration statement on Form S-3 to register an offering of our securities, any holder may request that we file a registration statement on Form S-3 covering shares held by them, provided that the aggregate public offering price is at least $500,000. These holders can request only two S-3 registrations in any twelve month period. These registration rights will be subject to our right to delay the filing of a registration statement for not more than 90 days if, in the view of our board of directors, a filing would be seriously detrimental to us. We can only delay a filing in this manner once in any twelve month period.

     In addition, these holders have "piggyback" registration rights. If we propose to register any common stock under the Securities Act, these stockholders may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of such offering has the right to limit the number of securities proposed to be included in the registration.

     We are required to bear all registration expenses incurred in connection with these registrations. The holders of shares registered by us will pay all underwriting discounts and selling commissions applicable to the sale of their securities. We also agreed to indemnify these holder for any damages they suffer due to any untrue statement or omission that we make in a registration statement covering their shares.

     The registration rights of these holders will terminate upon the earlier of the third anniversary of date of this prospectus or when all of the registrable shares may be sold without registration under the Securities Act pursuant to Rule 144(k).

LISTING

     We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "GMPC."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after certain contractual legal restrictions on the sale of some shares lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

     Upon completion of this offering, based upon the number of shares outstanding as of September 30, 2000, we will have outstanding an aggregate of
               shares of common stock, or                shares if the
underwriters exercise the over-allotment option in full, excluding 2,163,000 shares underlying outstanding options as of September 30, 2000. Of these shares,
all of the                shares sold in this offering, or                shares
if the underwriters over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining 16,437,227 outstanding shares of common stock are deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or Rule 701 under the Securities Act.

     We, our directors, executive officers and substantially all of our stockholders have agreed not to offer, sell, contract to sell or, with limited exception, otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney. Stockholders subject to these restrictions may dispose of shares as a gift or distribution, provided that the recipients of those shares agree to the same restrictions. All restricted shares will be available for resale to the public in accordance with Rule 144 commencing approximately 180 days after the date of this prospectus.

     Without giving effect to the lock-up agreements between our stockholders and the underwriters described above, and subject to the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with volume restrictions, as follows:

     - shares will be available for immediate sale in the public market on the date of this prospectus;

     - shares will be available for sale beginning 90 days after the date of this prospectus; and

     - 16,437,227 shares will be available for sale 180 days after the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including persons who are affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which is
       expected to be approximately                shares upon completion of
       this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us pursuant to stock options granted prior to the date of this prospectus is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period (unless that person is an affiliate), contained in Rule 144.

STOCK OPTIONS

     As of September 30, 2000, options to purchase a total of 2,163,000 shares
of common stock were outstanding, of which                were then exercisable.
Upon completion of this offering, we intend to file a registration statement to register for resale common stock subject to outstanding options or research for future issuance under our 1999 Stock Option Plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions, Rule 144 volume limitations applicable to our affiliates or the lock-up agreements with Salomon Smith Barney. Holders of options to purchase shares of common stock have entered into lock-up agreements.

     We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue and grant options to purchase shares of common stock under our 1999 Stock Option Plan. In addition, we may issue shares of common stock in connection with an acquisition of or a strategic alliance with another company if the terms of the issuance provide that the common stock so issued may not be resold prior to the expiration of the 180-day lock-up period.

REGISTRATION RIGHTS

     Holders of approximately 7.6 million shares of our common stock have registration rights with respect to those shares. The registration rights of these holders will terminate upon the earlier of the third anniversary of date of this prospectus or when all of the registrable shares may be sold without registration under the Securities Act pursuant to Rule 144(k). For a description of these registration rights, see "Description of Capital Stock -- Registration Rights."

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary sets forth the U.S. federal tax consequences that are anticipated to be material in the acquisition, ownership and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a "United States person," as this term is defined below. This summary does not address every aspect of U.S. federal income taxation that may be relevant to a particular non-U.S. holder under special circumstances or who is subject to special treatment under applicable law (e.g., certain financial institutions, insurance companies, broker-dealers and tax-exempt organizations) and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is based upon the U.S. federal tax law now in effect, which is subject to change, perhaps with retroactive effect. Prospective investors should consult their tax advisers regarding their particular tax consequences of acquiring, owning and disposing of our common stock.

     For purposes of this summary, a "non-U.S. holder" means a holder of common stock that for U.S. federal income tax purposes is an individual or entity other than:

     - a citizen or individual resident of the United States;

     - a corporation or other entity created or organized under the laws of the United States or any State or political subdivision of the United States;

     - an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust if a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United persons have the authority to control all substantial decisions of the trust, or the trust was in existence on August 20, 1996, was treated as a U.S. person on that date, and properly elected to continue to be so treated.

DIVIDENDS

     Distributions that we make on our common stock generally will be taxable to you as ordinary income to the extent of our earnings and profits, as determined for U.S. federal income tax purposes. For that purpose, our earnings and profits will be the greater of our current earnings and profits and the sum of our current and accumulated earnings and profits. Currently, we have no earnings and profits. Distributions in excess of our earnings and profits will be treated first, on a share-by-share basis, as a non-taxable return of capital reducing your tax basis in your common stock. Any such distribution in excess of your tax basis in a share of common stock will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether you have held the share of common stock for more than one year. Dividends that a non-U.S. holder receives on our common stock generally will be subject to withholding of U.S. federal income tax at the rate of 30%. If a distribution that a non-U.S. holder receives on our common stock is effectively connected with the conduct of trade or business in the United States by the non-U.S. holder, the dividend will not be subject to withholding but instead will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. In addition, a corporate non-U.S. holder receiving effectively connected dividends may be subject to a branch profits tax of 30% on the corporation's effectively connected earnings and profits, subject to certain adjustments.

     Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of or exemption from U.S. withholding tax or, in the case of a corporate non-U.S. holder, the branch profits tax. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim treaty benefits.

GAIN ON DISPOSITION

     A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on a sale or other disposition of our common stock, unless:

     - the gain is effectively connected with the conduct of trade or business in the United States by the non-U.S. holder;

     - in the case of non-U.S. holder who is a nonresident alien individual who holds our common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition, and certain other requirements are met;

     - the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

     - we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We do not believe that we are, and do not anticipate becoming, a U.S. real property holding corporation.

     Gain that is effectively connected with the conduct of trade or business in the United States by the non-U.S. holder will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, with respect to corporate holders and under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAX

     The gross estate for U.S. federal estate tax purposes of an individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will include the value of that interest, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to the non-U.S. holder and the tax withheld on those dividends, regardless of whether any tax has been actually withheld. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides. Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends paid on our common stock to a non-U.S. holder at an address outside the United States. Payments by a U.S. office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Payments of the proceeds from the disposition of our common stock by foreign offices of U.S. brokers, or foreign brokers with certain types of relationships to the U.S., will not be subject to backup withholding, but will be subject to information reporting, unless the broker has documentary evidence in its records that thc holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of tax, a refund may be obtained, provided certain required information is furnished to the Internal Revenue Service. The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are anticipated to become effective for payments made after December 31, 2000, subject to certain transition rules.

                                  UNDERWRITING

     Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of that underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
------------------------------------------------------------  ---------
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
in excess of $          per share. The underwriters may allow, and those dealers
may reallow, a concession not in excess of $          per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to                     additional
shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise that option solely to cover over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     At our request, the underwriters have reserved up to 5% of our common stock for sale at the initial public offering price to our directors, officers, employees or others who are associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

     We, our officers and directors and substantially all of our stockholders have agreed that, without the prior written consent of Salomon Smith Barney Inc., for a period of 180 days from the date of this prospectus, we and they will not, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares will be determined through negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the biotechnology, pharmaceutical and other industries in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. However, the prices at which the shares will sell in the public market after this offering may be lower than the price at which they are sold by the underwriters and an active trading market in the common stock may not develop or continue after this offering.

     We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "GMPC."

     The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                      PAID BY GMP
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
          Per share.........................................   $              $
          Total.............................................   $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that the total expenses of this offering will be approximately
$          .

     The representatives have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Salomon Smith Barney Inc. acted as placement agent in our private placement of Series B convertible preferred stock completed in March 2000 for which they received customary compensation. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against particular liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Various legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. Nancy E. Taylor, Joe Reeder and Marvin Rosen own 100,000, 5,000 and 10,000 shares of our common stock. Ms. Taylor and Messrs. Reeder and Rosen are shareholders of Greenberg Traurig.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and for the period from May 17, 1999 (date of inception) through December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

     You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of a fee from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at Seven World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission, including, audited financial statements certified by an independent public accounting firm. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and website of the Commission referred to above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM MAY
  17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999
Consolidated Balance Sheet as of December 31, 1999..........   F-3
Consolidated Statement of Operations for the period from May
  17, 1999 (Date of Inception) to December 31, 1999.........   F-4
Consolidated Statement of Stockholders' Equity for the
  period from May 17, 1999 (Date of Inception) to December
  31, 1999..................................................   F-5
Consolidated Statement of Cash Flows for the period from May
  17, 1999 (Date of Inception) to December 31, 1999.........   F-6
Notes to Consolidated Financial Statements for the period
  from May 17, 1999 (Date of Inception) to December 31,
  1999......................................................   F-7
CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM MAY
  17, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30, 1999
  (UNAUDITED), NINE MONTHS ENDED SEPTEMBER 30, 2000
  (UNAUDITED), AND THE PERIOD FROM MAY 17, 1999 (DATE OF
  INCEPTION) TO SEPTEMBER 30, 2000 (UNAUDITED)
Consolidated Balance Sheets as of December 31, 1999 and
  September 30, 2000 (Unaudited)............................  F-15
Consolidated Statements of Operations for the periods from
  May 17, 1999 (Date of Inception) to September 30, 1999
  (Unaudited), the nine months ended September 30, 2000
  (Unaudited), and the period from May 17, 1999 (Date of
  Inception) to September 30, 2000 (Unaudited)..............  F-16
Consolidated Statements of Cash Flows for the periods from
  May 17, 1999 (Date of Inception) to September 30, 1999
  (Unaudited), the nine months ended September 30, 2000
  (Unaudited), and the period from May 17, 1999 (Date of
  Inception) to September 30, 2000 (Unaudited)..............  F-17
Notes to Consolidated Financial Statements for the periods
  from May 17, 1999 (Date of Inception) to September 30,
  2000 (Unaudited) and the nine months ended September 30,
  2000 (Unaudited)..........................................  F-18

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
GMP Companies, Inc.

     We have audited the accompanying consolidated balance sheet of GMP Companies, Inc. (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from May 17, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GMP Companies, Inc. (a development stage company) at December 31, 1999 and the consolidated results of its operations and its cash flows for the period from May 17, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
February 4, 2000
  except for Note 11, as to which the date is March 20, 2000

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                                                  DECEMBER 31,
                                                                      1999
                                                              ---------------------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................       $22,282,422
  Short-term investments....................................         6,533,661
  Interest receivable.......................................            24,733
  Prepaid expenses..........................................           109,522
                                                                   -----------
          Total current assets..............................        28,950,338
Furniture and equipment.....................................           227,006
  Less accumulated depreciation.............................            13,246
                                                                   -----------
  Net furniture and equipment...............................           213,760
Other assets................................................            13,475
                                                                   -----------
          Total assets......................................       $29,177,573
                                                                   ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................       $   234,354
  Accrued liabilities.......................................           286,461
                                                                   -----------
          Total current liabilities.........................           520,815
Minority interest...........................................                --
Stockholders' equity:
  Preferred stock, $.01 par value, 20,000,000 shares
     authorized:
     Series A Convertible Preferred Stock, $.01 par value;
      6,450,000 shares designated, issued and outstanding at
      December 31, 1999, liquidation preference
      $32,250,000...........................................            64,500
  Common stock, $.001 par value; 80,000,000 shares
     authorized; 4,990,000 shares issued and outstanding at
     December 31, 1999......................................             4,990
  Additional paid-in capital................................        32,747,348
  Deficit accumulated during the development stage..........        (4,160,080)
                                                                   -----------
          Total stockholders' equity........................        28,656,758
                                                                   -----------
          Total liabilities and stockholders' equity........       $29,177,573
                                                                   ===========

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS
       PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999

Revenue.....................................................  $        --
Expenses:
  Research and development..................................    1,122,024
  Selling, general and administrative (includes $115,134 of
     non-cash stock compensation)...........................    3,474,192
                                                              -----------
          Total operating expenses..........................    4,596,216
                                                              -----------
          Loss from operations..............................   (4,596,216)
Other income:
  Interest, net.............................................      436,136
                                                              -----------
          Net loss..........................................  $(4,160,080)
                                                              ===========
Net loss per share -- basic and diluted.....................  $     (0.87)
                                                              ===========
Weighted average shares outstanding -- basic and diluted....    4,762,314
                                                              ===========
Pro forma net loss per share -- basic and diluted...........  $     (0.53)
                                                              ===========
Pro forma weighted average shares outstanding...............    7,804,236
                                                              ===========

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
       PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999

                                                                                           DEFICIT
                              SERIES A CONVERTIBLE                                       ACCUMULATED
                                 PREFERRED STOCK         COMMON STOCK      ADDITIONAL     DURING THE        TOTAL
                              ---------------------   ------------------     PAID-IN     DEVELOPMENT    STOCKHOLDERS'
                                SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL        STAGE          EQUITY
                              ----------   --------   ---------   ------   -----------   ------------   -------------
Balance at May 17, 1999
  (date of inception).......         --    $    --           --   $  --    $        --   $        --     $        --
Issuance of common stock at
  $0.10 per share...........         --         --    3,805,000   3,805        376,695            --         380,500
Issuance of common stock to
  retire notes payable to a
  related party, valued at
  $0.10 per share...........         --         --    1,185,000   1,185        117,315            --         118,500
Issuance of Series A
  Convertible Preferred
  Stock at $5 per share, net
  of issuance costs of
  $65,594...................  6,450,000     64,500           --      --     32,119,906            --      32,184,406
Options issued for
  consulting services.......         --         --           --      --        133,432            --         133,432
Net loss....................         --         --           --      --             --    (4,160,080)     (4,160,080)
                              ---------    -------    ---------   ------   -----------   -----------     -----------
Balance at December 31,
  1999......................  6,450,000    $64,500    4,990,000   $4,990   $32,747,348   $(4,160,080)    $28,656,758
                              =========    =======    =========   ======   ===========   ===========     ===========

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
       PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999

OPERATING ACTIVITIES:
Net loss....................................................  $(4,160,080)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Options issued for consulting services....................      133,432
  Depreciation..............................................       13,246
  Changes in operating assets and liabilities:
     Interest receivable....................................      (24,733)
     Prepaid expenses.......................................     (109,522)
     Other assets...........................................      (13,475)
     Accounts payable.......................................      234,354
     Accrued liabilities....................................      286,461
                                                              -----------
Net cash used in operating activities.......................   (3,640,317)
INVESTING ACTIVITIES:
Purchase of available-for-sale investments..................   (6,533,661)
Purchases of furniture and equipment........................     (227,006)
                                                              -----------
Net cash used in investing activities.......................   (6,760,667)
FINANCING ACTIVITIES:
Proceeds from notes payable to related party................      200,000
Payments on notes payable to related party..................      (81,500)
Proceeds from issuance of common stock......................      380,500
Net proceeds from issuance of Series A Convertible Preferred
  Stock.....................................................   32,184,406
                                                              -----------
Net cash provided by financing activities...................   32,683,406
                                                              -----------
Net increase in cash and cash equivalents...................   22,282,422
Cash and cash equivalents at the beginning of the period               --
                                                              -----------
Cash and cash equivalents at the end of the period..........  $22,282,422
                                                              ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest......................................  $     9,460
                                                              ===========
NON-CASH FINANCING ACTIVITY:
Issuance of common stock to retire notes payable to related
  party.....................................................  $   118,500
                                                              ===========

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
       PERIOD FROM MAY 17, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     GMP Companies, Inc. (the "Company") is a development stage company formed on May 17, 1999 to identify, acquire, develop and commercialize innovative technologies for the health care market. The Company acquires technologies through operating subsidiaries that are focused on a particular product candidate or group of related product candidates. The Company's subsidiaries are supported, managed and funded by a shared corporate and administrative infrastructure. The Company currently owns a significant majority interest in each subsidiary company. Generally, a minority interest in each subsidiary is issued to the institution or individual from whom the subsidiary acquired the rights to the product candidates or technologies. Each subsidiary is included in one of three divisions or operating segments: therapeutics, diagnostics or devices. The operating results for each of these three segments include each division's share of corporate infrastructure costs allocated based on the effort expended by corporate personnel on behalf of the subsidiaries within a particular division. In addition, a corporate and other segment includes the results of financing activities and general and administrative expenses of our corporate office not directly related to any particular subsidiary.

     The Company is in the development stage and has neither realized any operating revenues nor has any assurance of realizing any future operating revenues. Since inception, the Company has been primarily involved in acquiring and developing technologies, obtaining financing, hiring employees and conducting research and development.

     The accompanying consolidated financial information of the Company includes the accounts of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The attribution of a portion of a subsidiaries' net loss to its minority stockholders resulted in minority interest benefit of $2,850 for the period from May 17, 1999 (date of inception) to December 31, 1999 which is included in general and administrative expenses.

RESEARCH AND DEVELOPMENT

     Research and development costs and the costs of obtaining licenses used in research and development are expensed as incurred.

PATENT COSTS

     Costs incurred in filing, maintaining and defending patents are expensed as incurred. Such costs aggregated $253,811 in the period from May 17, 1999 (date of inception) to December 31, 1999 and are included in research and development expense.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The Company has classified all short-term investments as

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Realized gains and losses are included in investment income and are determined on a first-in, first-out basis (see Note
4).

FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

STOCK-BASED COMPENSATION

     SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") sets forth accounting and reporting standards for stock-based employee compensation plans (see Note 5). As permitted by SFAS 123, the Company accounts for stock option grants in accordance with Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Under APB 25, no compensation expense is recognized for stock or stock options issued to employees at fair market value.

     We account for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18 Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

     The compensation expense related to grants that do not vest immediately is amortized over the vesting period of the stock options using the graded vesting method as that methodology most closely approximates the way in which those options are earned by the option holder. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. Such assets are maintained by high credit quality, third party financial institution custodians. The carrying values reported in the balance sheet for cash, cash equivalents and short-term investments approximate their fair values.

     Cash equivalents of $12,516,857 as of December 31, 1999 consist primarily of investments in short-term U.S. corporate notes. The Company's cash equivalents include a concentration of 52% in the discounted notes of three issuers: Federal Home Loan Mortgage Corporation (26%), Federal National Mortgage Association (16%) and Federal Home Loan Bank (10%).

INCOME TAXES

     Income taxes have been provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes.

COMPREHENSIVE INCOME

     The reporting and display of comprehensive income and its components in a full set of general purpose financial statements are required under the SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). This standard requires that all items recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Company has not presented a statement of comprehensive income as there are no additional components of comprehensive income to be presented.

2. NET LOSS PER SHARE

     Net loss per share has been computed according to SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted-average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. The Company has not issued or granted shares for nominal consideration since its formation.

     Pro forma net loss per share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the conversion of a combined 10,450,000 shares of Series A and Series B Convertible Preferred Stock into common stock, which will occur upon consummation of the Company's initial public offering, retroactive to the date of issuance.

     The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

                                                              PERIOD FROM MAY 17, 1999
                                                                 (DATE OF INCEPTION)
                                                              THROUGH DECEMBER 31, 1999
                                                              -------------------------
Basic and diluted:
  Net loss..................................................         $(4,160,080)
                                                                     ===========
  Weighted average shares used in computing basic and
     diluted net loss per share.............................           4,762,314
                                                                     ===========
  Net loss per share -- basic and diluted...................         $     (0.87)
                                                                     ===========
Pro forma basic and diluted:
  Shares used above.........................................           4,762,314
  Pro forma adjustment to reflect weighted average effect of
     assumed conversion of preferred stock..................           3,041,922
                                                                     -----------
  Total weighted average shares of common stock outstanding
     pro forma..............................................           7,804,236
                                                                     ===========
Pro forma net loss per share -- basic and diluted...........         $     (0.53)
                                                                     ===========

     During the period from May 17, 1999 (date of inception) through December 31, 1999, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at December 31, 1999:

Convertible (at one share for one share) preferred stock....          6,450,000
Outstanding options.........................................          1,289,500
                                                                     ----------
          Total.............................................          7,739,500
                                                                     ==========
Weighted average exercise price of options per share........         $     1.98
                                                                     ==========

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. RELATED PARTY TRANSACTIONS

     In May and June 1999, the Company entered into convertible promissory notes bearing interest at a rate of 6% per annum with the Chairman of the Board of Directors of the Company for aggregate proceeds of $200,000. The notes were convertible into common stock of the Company and, in June 1999, the Company retired $118,500 of the notes by issuing 1,185,000 common shares. In September 1999, the Company retired the remaining notes by repaying $81,500.

     Effective August 1999, the Company purchased approximately 81% of the outstanding common stock of Global Vascular Concepts, Inc. ("GVC") for $250,000 payable to GVC plus the assumption of $182,551 of net liabilities. The assets and liabilities transferred were accounted for at historical costs in a manner similar to a pooling of interests accounting because prior to the combination, the controlling group of stockholders of the Company also controlled GVC. Additionally, the results of operations of the combined companies are reflected as if the transaction had taken place at May 17, 1999. All significant intercompany transactions and accounts have been eliminated in the combination. The successor companies to GVC are GMP/Drug Delivery and GMP/Vascular.

     In August 1999, the Company entered into consulting agreements with four of the Company's directors to provide advice in the areas of product development and market strategy. The agreements require the Company to pay each of the directors amounts per month ranging from $6,250 to $10,417 over the term of the agreements. The Company paid and expensed $104,166 under the agreements during the period from May 17, 1999 (date of inception) through December 31, 1999.

     In connection with assistance in arranging and structuring an offering of the Company's Series A Convertible Preferred Stock (see Note 5), the Company paid $1,518,000 to GMP Partners ("GMP Partners"). The three partners in GMP Partners consist of two directors and an employee of the Company. This fee is included in selling, general and administrative expenses for the period from May 17, 1999 (date of inception) through December 31, 1999.

4. SHORT-TERM INVESTMENTS

     Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days and less than twelve months from the date of acquisition. The Company has invested primarily in U.S. corporate notes, all of which have a minimum investment rating of A. The Company had no realized gains or losses from the sale of short-term investments for the period ended December 31, 1999. The following table summarizes unrealized gains and losses on the Company's investments as of December 31, 1999:

                                                               AVAILABLE-FOR-SALE SECURITIES
                                                     -------------------------------------------------
                                                                    GROSS        GROSS      ESTIMATED
                                                     AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                        COST         LOSS         GAIN        VALUE
                                                     ----------   ----------   ----------   ----------
Certificate of deposit.............................  $4,000,000    $     --     $     --    $4,000,000
U.S. corporate notes...............................   2,041,118          --           --     2,041,118
United Kingdom corporate note......................     492,543          --           --       492,543
                                                     ----------    --------     --------    ----------
                                                     $6,533,661    $     --     $     --    $6,533,661
                                                     ==========    ========     ========    ==========

5. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     In September 1999, the Company completed a private placement of 6,450,000 shares of its Series A Convertible Preferred Stock ("Series A") for $5.00 per share. The Series A is convertible at the option of the holders in whole or in part into common stock on a one-for-one basis and is automatically convertible in

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

whole upon the Company successfully completing an initial public offering at a specified minimum price and offering level, a merger or at the written consent of a majority of the holders of Series A. The holders of Series A vote together with the holders of common stock as a single class on all actions to be taken by the stockholders of the Company.

     The Series A provides for a preference upon liquidation equal to the purchase price plus all declared but unpaid dividends. Upon liquidation, the remaining assets, if any, would be distributed ratably to the common stockholders.

STOCK OPTIONS AND WARRANTS

     In 1999, the Company adopted the GMP Companies, Inc. 1999 Stock Option Plan (the "Plan") which, as amended, the Plan has 2,000,000 shares of the Company's common stock reserved for grants to employees of the Company as well as outside directors and consultants, of which 710,500 shares remain available for grant as of December 31, 1999. The Company granted options to consultants for services and recorded compensation expense of $133,432 for the period from May 17, 1999 (date of inception) through December 31, 1999. The Company's subsidiaries also maintain separate stock option plans for their employees and directors.

     These options generally vest 25% on the date of grant and the remainder vest in equal monthly increments over 3 years and generally expire 10 years from the dates of grant. Options issued to directors generally vest immediately.

     Pro forma information regarding net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS 123. The fair values for these options and the options granted under a subsidiary plan were estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for 1999: risk-free interest rates of 6%; volatility of .40; no dividend yield; and an expected life of an option of 5 years.

     Option valuation models used under SFAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of SFAS 123 pro forma disclosures, the estimated fair values of the options granted to employees are amortized to expense over the vesting period. The weighted average fair value per option granted in 1999 was $0.88. The Company's pro forma net loss for the period from May 17, 1999 (date of inception) through December 31, 1999 is approximately $(4,684,000). Pro forma net loss per share -- basic and diluted is $(0.98).

     A summary of the Company's stock options and warrants granted to employees and directors, and related information follows:

                                                             NUMBER OF   WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at May 17, 1999 (date of inception)............         --        $  --
Granted....................................................  1,289,500        $1.98
                                                             ---------        -----
Outstanding at December 31, 1999...........................  1,289,500        $1.98
                                                             ---------        -----
Exercisable at December 31, 1999...........................    637,417        $2.00
                                                             =========        =====

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following summarizes information about stock options granted to employees and directors that are outstanding at December 31, 1999:

                            OPTIONS           WEIGHTED         REMAINING            OPTIONS           WEIGHTED
RANGE OF                OUTSTANDING AT        AVERAGE       CONTRACTUAL LIFE    EXERCISABLE AT        AVERAGE
EXERCISE PRICES        DECEMBER 31, 1999   EXERCISE PRICE       IN YEARS       DECEMBER 31, 1999   EXERCISE PRICE
---------------        -----------------   --------------   ----------------   -----------------   --------------
$1.00................        974,000           $1.00              9.5               478,813            $1.00
$5.00................        315,500            5.00              9.9               158,604             5.00
                           ---------                                                -------
                           1,289,500            1.98              9.6               637,417             2.00
                           =========                                                =======

6. INCOME TAXES

     The Company has net operating loss carryforwards of approximately $2,383,000 at December 31, 1999 which, for income tax purposes, substantially expire in 2019. The utilization of the net operating loss carryforwards may be limited in future years due to changes in ownership of the Company pursuant to Internal Revenue Code Section 382. For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of deferred income tax assets.

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31, 1999 are as follows:

Deferred income tax assets:
  Net operating loss carryforwards..........................  $905,720
  Intangible assets capitalized for tax purposes............    37,156
  Accrued liabilities.......................................    10,347
  Charitable contribution...................................     3,800
  Depreciation..............................................       663
                                                              --------
                                                               957,686
  Valuation allowance for deferred income tax assets........  (957,686)
                                                              --------
Net deferred income tax assets..............................  $     --
                                                              ========

     A reconciliation of the provision for income taxes to the federal statutory rate for the period from May 17, 1999 (date of inception) to December 31, 1999 is as follows:

Tax benefit at statutory rate...............................  $(1,377,027)
State tax, net of federal benefit...........................     (160,383)
Amount paid to GMP Partners LP..............................      576,840
Other.......................................................        2,884
Valuation allowance.........................................      957,686
                                                              -----------
                                                              $        --
                                                              ===========

7. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at December 31, 1999:

Salaries, consulting and benefits...........................  $182,563
Legal fees..................................................   101,526
Other.......................................................     2,372
                                                              --------
                                                              $286,461
                                                              ========

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8. COMMITMENTS

     In 1999, the Company entered into leases for office facilities in Georgia and for two locations in Florida. The following is a schedule of future minimum lease payments required under those leases which have initial or remaining terms of one year or more at December 31, 1999:

                                                              OPERATING
                                                                LEASE
                                                              PAYMENTS
                                                              ---------
2000........................................................  $167,600
2001........................................................    88,700
2002........................................................    76,200
2003........................................................    71,500
                                                              --------
          Total minimum lease payments......................  $404,000
                                                              ========

     Rent expense aggregated $89,957 for the period from May 17, 1999 (date of inception) through December 31, 1999.

     In connection with the lease of office space in Georgia, the Company has provided an irrevocable standby letter of credit of approximately $151,000 as a guarantee of the Company's performance under the lease. The standby letter of credit amount decreases by the amount of payments made under the lease and was reduced to approximately $115,000 as of December 31, 1999.

     The Company has entered into letters of intent and is currently negotiating license agreements related to certain technology which may obligate the Company to fund up to $7 million associated with the development of such technology and an additional $3 million upon reaching milestones as specified in the agreement.

9. SEGMENT INFORMATION

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") requires the reporting of segment information based on the information provided to the Company's chief operating decision maker for purposes of making decisions about allocating resources and assessing performance. The Company's operations have been classified into four business segments: (i) therapeutics, (ii) diagnostics, (iii) devices and (iv) corporate and other. The therapeutics segment focuses on novel therapies for various disease states. The diagnostics segment focuses on medical monitoring and diagnosing technologies. The devices segment focuses on technologies that are used in various medical environments to enhance treatment using devices that are placed in or on the body. Corporate and other includes certain cash equivalents and certain other assets which are not identifiable to the operations of the Company's primary business segments.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The operating results for each of these three segments include each division's share of corporate infrastructure costs allocated based on the effort expended by corporate personnel on behalf of the particular subsidiary. In addition, the corporate and other segment includes the results of financing activities and general and administrative expenses of our corporate office not directly related to any particular subsidiary. Summarized financial information of the Company's operations by business segment after the elimination of intercompany transactions follows:

                                                                PERIOD FROM MAY 17, 1999
                                                              (DATE OF INCEPTION) THROUGH
                                                                   DECEMBER 31, 1999
                                                              ----------------------------
Revenue:
  Therapeutics..............................................          $        --
  Diagnostics...............................................                   --
  Devices...................................................                   --
  Corporate and other.......................................                   --
                                                                      -----------
          Consolidated......................................          $        --
                                                                      ===========
Operating loss:
  Therapeutics..............................................          $  (562,533)
  Diagnostics...............................................                   --
  Devices...................................................           (1,140,078)
  Corporate and other.......................................           (2,893,605)
                                                                      -----------
          Consolidated......................................          $(4,596,216)
                                                                      ===========
Depreciation and amortization:
  Therapeutics..............................................          $        --
  Diagnostics...............................................                   --
  Devices...................................................                   --
  Corporate and other.......................................               13,246
                                                                      -----------
          Consolidated......................................          $    13,246
                                                                      ===========

Total assets of $29,177,573 as of December 31, 1999 and expenditures for long-lived assets of $227,006 for the period from May 17, 1999 (Date of Inception) through December 31, 1999 all pertained to the corporate and other segment.

10. YEAR 2000 DATE CONVERSION (UNAUDITED)

     In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products under development, its internal systems, or the products and services of third parties. The Company will continue to monitor its computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

11. REINCORPORATION

     The Company was originally a Georgia corporation and was reincorporated in the State of Delaware under the name GMP Companies, Inc. on March 20, 2000. All information in the financial statements assumes that the reincorporation in Delaware was completed prior to December 31, 1999.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS

                                                                                        PRO FORMA
                                                   DECEMBER 31,   SEPTEMBER 30,   STOCKHOLDERS' EQUITY
                                                       1999           2000        AT SEPTEMBER 30, 2000
                                                   ------------   -------------   ---------------------
                                                                   (UNAUDITED)         (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents......................  $22,282,422    $114,557,492
  Short-term investments.........................    6,533,661              --
  Account receivable.............................           --           9,626
  Interest receivable............................       24,733         426,323
  Prepaid expenses...............................      109,522       1,248,340
                                                   -----------    ------------
          Total current assets...................   28,950,338     116,241,781
Furniture, equipment and leasehold
  improvements...................................      227,006       3,858,878
  Less accumulated depreciation..................       13,246         109,103
                                                   -----------    ------------
  Net furniture, equipment and leasehold
     improvements................................      213,760       3,749,775
Intangible asset (less accumulated amortization
  of $120,000 as of September 30, 2000)..........           --       1,080,000
Other assets.....................................       13,475              --
                                                   -----------    ------------
          Total assets...........................  $29,177,573    $121,071,556
                                                   ===========    ============
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $   234,354    $    350,698
  Accrued liabilities............................      286,461       1,393,286
  License fees payable...........................           --       2,000,000
  Deferred revenue...............................           --         888,889
                                                   -----------    ------------
          Total current liabilities..............      520,815       4,632,873
License fees payable.............................           --         200,000
Deferred revenue.................................           --       1,111,111
Minority interest................................           --              --
Stockholders' equity:
  Preferred stock, $.01 par value, 20,000,000
     shares authorized:
     Series A Convertible Preferred Stock, $.01
       par value; 6,450,000 shares designated,
       issued and outstanding at December 31,
       1999 and September 30, 2000 (unaudited),
       liquidation preference $32,250,000; (none
       pro forma)................................       64,500          64,500                  --
     Series B Convertible Preferred Stock; $.01
       par value; 4,000,000 shares designated,
       issued and outstanding at September 30,
       2000 (unaudited), liquidation preference
       $72,000,000; (none pro forma).............           --          40,000                  --
  Common stock, $.001 par value; 80,000,000
     shares authorized; 4,990,000 and 5,987,227
     shares issued and outstanding at December
     31, 1999 and September 30, 2000 (unaudited);
     (16,437,227 pro forma)......................        4,990           5,987        $     16,437
  Additional paid-in capital.....................   32,747,348     135,518,309         135,612,359
  Deficit accumulated during the development
     stage.......................................   (4,160,080)    (20,501,224)        (20,501,224)
                                                   -----------    ------------        ------------
          Total stockholders' equity.............   28,656,758     115,127,572         115,127,572
                                                   -----------    ------------        ------------
          Total liabilities and stockholders'
            equity...............................  $29,177,573    $121,071,556
                                                   ===========    ============

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                                          PERIOD FROM
                                                                                                         MAY 17, 1999
                                                     PERIOD FROM MAY 17, 1999                         (DATE OF INCEPTION)
                                                      (DATE OF INCEPTION) TO    NINE MONTHS ENDED             TO
                                                        SEPTEMBER 30, 1999      SEPTEMBER 30, 2000    SEPTEMBER 30, 2000
                                                     ------------------------   ------------------   ---------------------
Revenue                                                    $         --           $      14,626          $      14,626
Expenses:
  Research and development
    (includes $0, $938,243 and $938,243)
    of non-cash stock compensation)                             592,942              11,612,232             12,734,256
  Selling, general and administrative
    (includes $87,134, $919,645 and $1,053,077)
    of non-cash stock compensation)                           2,370,595               8,261,923             11,736,115
                                                           ------------           -------------          -------------
         Total operating expenses                             2,963,537              19,874,155             24,470,371
                                                           ------------           -------------          -------------
         Loss from operations                                (2,963,537)            (19,859,529)           (24,455,745)
                                                           ------------           -------------          -------------
Other income:
  Interest, net                                                 124,126               3,518,385              3,954,521
                                                           ------------           -------------          -------------
         Net loss                                          $ (2,839,411)          $ (16,341,144)         $ (20,501,224)
                                                           ============           =============          =============
Net loss per share -- basic and diluted                    $      (0.62)          $       (3.15)         $       (4.10)
                                                           ============           =============          =============
Weighted average shares outstanding -- basic and
  diluted                                                     4,609,416               5,190,884              4,995,770
                                                           ============           =============          =============
Pro forma net loss per share -- basic and
  diluted..........................................        $      (0.53)          $       (1.14)         $       (2.01)
                                                           ============           =============          =============
Pro forma weighted average shares outstanding --
  basic and diluted................................           5,362,701              14,356,212             10,216,474
                                                           ============           =============          =============

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                        PERIOD FROM                                   PERIOD FROM
                                                        MAY 17, 1999                                  MAY 17, 1999
                                                   (DATE OF INCEPTION) TO   NINE MONTHS ENDED    (DATE OF INCEPTION) TO
                                                     SEPTEMBER 30, 1999     SEPTEMBER 30, 2000     SEPTEMBER 30, 2000
                                                   ----------------------   ------------------   ----------------------
OPERATING ACTIVITIES:
Net loss.........................................       $(2,839,411)           $(16,341,144)          $(20,501,224)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Options issued for consulting services.........            87,134               1,857,888              1,991,320
  Depreciation and amortization..................             4,190                 215,857                229,103
  Minority interest..............................            (2,850)                (12,650)               (15,500)
  Changes in operating assets and liabilities:
    Accounts receivable..........................                --                  (9,626)                (9,626)
    Interest receivable..........................                --                (401,590)              (426,323)
    Prepaid expenses.............................            (7,406)             (1,138,818)            (1,248,340)
    Other assets.................................                --                  13,475                     --
    Accounts payable.............................             6,215                 116,344                350,698
    Accrued liabilities..........................            30,219                 634,475                923,786
    License fees payable.........................                --               2,200,000              2,200,000
    Deferred revenue.............................                --               2,000,000              2,000,000
                                                        -----------            ------------           ------------
Net cash used in operating activities............        (2,721,909)            (10,865,789)           (14,506,106)
INVESTING ACTIVITIES:
Purchase of available-for-sale investments.......                --                      --             (6,533,661)
Maturity of available-for-sale investments.......                --               6,533,661              6,533,661
Purchases of furniture, equipment and leasehold
  improvements...................................          (124,852)             (3,148,872)            (3,375,878)
                                                        -----------            ------------           ------------
Net cash (used in) provided by investing
  activities.....................................          (124,852)              3,384,789             (3,375,878)
FINANCING ACTIVITIES:
Proceeds from notes payable to related party.....           200,000                      --                200,000
Payments on notes payable to related party.......           (31,500)                     --                (81,500)
Proceeds from issuance of common stock...........           380,500              28,273,716             28,654,216
Proceeds from issuance of subsidiary common
  stock..........................................                --               1,000,005              1,000,005
Net proceeds from issuance of Series A
  Convertible Preferred Stock....................        32,184,406                      --             32,184,406
Net proceeds from issuance of Series B
  Convertible Preferred Stock....................                --              70,482,349             70,482,349
                                                        -----------            ------------           ------------
Net cash provided by financing activities........        32,733,406              99,756,070            132,439,476
                                                        -----------            ------------           ------------
Net increase in cash and cash equivalents........        29,886,645              92,275,070            114,557,492
Cash and cash equivalents at the beginning of the
  period.........................................                --              22,282,422                     --
                                                        -----------            ------------           ------------
Cash and cash equivalents at the end of the
  period.........................................       $29,886,645            $114,557,492           $114,557,492
                                                        ===========            ============           ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Cash paid for interest...........................       $     9,265            $         --           $      9,460
                                                        ===========            ============           ============
NON-CASH FINANCING ACTIVITY:
Issuance of common stock to retire notes payable
  to related party...............................       $   118,500            $         --           $    118,500
                                                        ===========            ============           ============
Stock issued and granted in connection with
  development agreement..........................       $        --            $  1,200,000           $  1,200,000
                                                        ===========            ============           ============

                            See accompanying notes.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
    PERIODS FROM MAY 17, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30, 2000 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     GMP Companies, Inc. (the "Company") is a development stage company formed on May 17, 1999 to identify, acquire, develop and commercialize innovative technologies for the health care market. The Company acquires technologies through operating subsidiaries focused on a particular product candidate or group of related product candidates. The Company's subsidiaries are supported, managed and funded by a shared corporate and administrative infrastructure. The Company currently owns a significant majority interest in each subsidiary company. Generally, a minority interest in each subsidiary is issued to the institution or individual from whom the subsidiary acquired the rights to the product candidates or technologies. Each subsidiary is included in one of three divisions or operating segments: therapeutics, diagnostics or devices. The operating results for each of these three segments include each divisions' share of corporate infrastructure costs allocated based on the effort expended by corporate personnel on behalf of the subsidiary. In addition, a corporate and other segment includes the results of financing activities and general and administrative expenses of our corporate office not directly related to any particular subsidiary. The corporate and other segment also includes media development services provided by the Company.

     The Company is in the development stage and has realized limited operating revenues. Since inception, the Company has been primarily involved in acquiring technologies, obtaining financing, hiring employees and conducting research and development.

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of Company's management, necessary for a fair presentation of the Company's financial position, results of operations and cash flows for that period. The financial information for the nine months ended September 30, 2000 may not be indicative of the results that may be expected for the entire fiscal year ended December 31, 2000. These financial statements should be read in conjunction with the audited financial statements and related notes for the period from May 17, 1999 (date of inception) to December 31, 1999 beginning on page F-1 of this prospectus and "Management's Discussion and Analysis of the Financial Condition and Results of Operations."

     The accompanying consolidated financial information of the Company includes the accounts of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The attribution of a portion of a subsidiaries' net loss to its minority stockholders resulted in minority interest benefit of $2,850 for the period from May 17, 1999 (date of inception) to September 30, 1999, $12,650 for the nine months ended September 30, 2000 and $15,500 for the period from May 17, 1999 (date of inception) to September 30, 2000. The minority interest benefit is included in general and administrative expenses.

STOCK-BASED COMPENSATION

     SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") sets forth accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS 123, the Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Under APB 25, no compensation expense is recognized for stock or stock options issued to employees at fair market value.

     The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force
(EITF) Issue No. 96-18 Accounting for Equity

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

     The compensation expense related to grants that do not vest immediately is amortized over the vesting period of the related stock options using the graded vesting method as that methodology most closely approximates the way in which those options are earned by the option holder. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Investments and Hedging Activities. SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes several existing standards. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of SFAS 133 will have a material impact on its financial statements.

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 explains how the SEC staff applies by analogy the existing rules on revenue recognition to other transactions not covered by such rules. In March 2000, the SEC issued SAB 101A that delayed the original effective date of SAB 101 until the second quarter of 2000 for calendar year companies. In June 2000, the SEC issued SAB 101B that further delayed the effective date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company does not expect that the adoption of SAB 101 will have a material impact on its financial statements.

2. UNAUDITED PRO FORMA INFORMATION

     If the offering contemplated by this prospectus is consummated, all classes of the preferred stock outstanding as of the closing date will be converted into shares of common stock. The pro forma stockholders' equity as of September 30, 2000 reflects conversion of all preferred stock into 10,450,000 shares of common stock.

     Pro forma net loss per share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the conversion of a combined 10,450,000 shares of Series A and Series B Convertible Preferred Stock into common stock, which will occur upon consummation of the Company's initial public offering, retroactive to the date of issuance.

3. NET LOSS PER SHARE

     Net loss per share has been computed according to the SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted-average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. The Company has not issued or granted shares for nominal consideration since its formation.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

                              PERIOD FROM MAY 17, 1999                        PERIOD FROM MAY 17, 1999
                                (DATE OF INCEPTION)         NINE MONTHS         (DATE OF INCEPTION)
                                      THROUGH                  ENDED                  THROUGH
                                 SEPTEMBER 30, 1999      SEPTEMBER 30, 2000      SEPTEMBER 30, 2000
                              ------------------------   ------------------   ------------------------
BASIC AND DILUTED:
Net loss....................        $(2,839,411)            $(16,341,144)           $(20,501,224)
                                    ===========             ============            ============
Weighted average shares used
  in computing basic and
  diluted net loss per
  share.....................          4,609,416                5,190,884               4,995,770
                                    ===========             ============            ============
Net loss per share -- basic
  and diluted...............        $     (0.62)            $      (3.15)           $      (4.10)
                                    ===========             ============            ============
PRO FORMA BASIC AND DILUTED:
Shares used above...........          4,609,416                5,190,884               4,995,770
Pro forma adjustment to
  reflect weighted average
  effect of assumed
  conversion of preferred
  stock.....................            753,285                9,165,328               5,220,704
                                    -----------             ------------            ------------
Total weighted average
  shares of common stock
  outstanding pro
  forma -- basic and
  diluted...................          5,362,701               14,356,212              10,216,474
                                    ===========             ============            ============
Pro forma loss per share --
  basic and diluted.........        $     (0.53)            $      (1.14)           $      (2.01)
                                    ===========             ============            ============

4. SALES OF SERIES B CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

     In March 2000, the Company completed a private placement of 4,000,000 shares of its Series B Convertible Preferred Stock ("Series B") for $18.00 per share raising $70,482,349 net of issuance costs. The Series B is convertible at the option of the holders in whole or in part into common stock on a one-for-one basis and is automatically convertible in whole upon the Company successfully completing an initial public offering at a specified minimum price and offering level, a merger or at the written consent of a majority of the holders of Series
B. The holders of Series B vote together with the holders of the Series A and common stock as a single class on all actions to be taken by the shareholders of the Company. The terms for the Series B and Series A provide for a preference upon liquidation equal to the purchase price plus all declared but unpaid dividends. Upon liquidation, the remaining assets, if any, would be distributed ratably to the common shareholders.

     In July and August 2000, the Company sold 991,195 shares of common stock for an aggregate purchase price of $28,249,058. New investors to the Company purchased 583,333 shares of common stock and the remaining 407,862 shares were purchased by three significant shareholders who exercised their right to maintain their pro rata ownership in the Company.

     In August 2000, Motorola, Inc. purchased 66,667 shares of common stock of GMP-Genetics for a purchase price of $1,000,005. In accordance with Staff Accounting Bulletin No. 51, Accounting for Sales of Stock by a Subsidiary ("SAB 51"), this sale of stock by GMP-Genetics was accounted for as an equity transaction in consolidation as realization is not assured as GMP-Genetics is a development stage company.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. LICENSE AGREEMENTS

     In August 2000, the Company's subsidiary GMP/Genetics entered into an agreement with Motorola under which GMP/Genetics agreed to process, on a preferential basis, genetic specimens using GMP Conversion Technology exclusively for customers of Motorola's BioChip systems. In addition, during the 27-month term of the agreement, GMP/Genetics also agreed, subject to certain exceptions, not to process genetic specimens for subsequent use with any other biological microarray technologies except for research purposes. In exchange for these agreements, Motorola paid GMP/Genetics $2,000,000.

     In March 2000, the Company formed GMP/Wireless Medicine to develop multiple wireless sensor technologies that were invented by Motorola. In May 2000, GMP/Wireless executed a license and cross license agreement with Motorola which was amended in July 2000. Under this agreement, as amended, Motorola licensed to GMP/Wireless particular patent rights to wireless technologies for use in hospitals, health care provider offices, medical outpatient facilities and other health and medical related facilities. In exchange for these patent rights, GMP/Wireless paid Motorola $1,000,000 upon signing the license agreement and has agreed to make additional progress payments in the aggregate amount of $3,500,000. GMP/Wireless also agreed to make royalty payments over the life of the agreement on direct sales equal to 2% of net sales below $25,000,000, 2.5% for net sales above $25,000,000 but less than $50,000,000, and 3% for net sales above $50,000,000. If GMP/Wireless has a third party manufacture the products, then royalties payable to Motorola will be an amount equal to 20% of GMP/Wireless' gross margin from the sale of wireless products. If GMP/Wireless chooses to sublicense the rights to the patents to a third party, then GMP/Wireless will pay Motorola the greater of 20% of sublicense revenues received by GMP/Wireless and half of the amount that Motorola would have received if the sale had been made directly by GMP/Wireless. As partial consideration for the license agreement, GMP/Wireless also issued 1,500,000 shares of its common stock, representing 15% of outstanding common stock, to Motorola pursuant to a stock acquisition agreement.

     GMP/Wireless granted Motorola an option to purchase 50,000 shares of the Company's common stock at an exercise price of $18.00 per share. In addition, beginning on the second anniversary of Food and Drug Administration and Federal Communication Commission approval of the first GMP/Wireless product and continuing for sixty days after that date, Motorola has the right to purchase an amount of GMP/Wireless common stock that would increase Motorola's equity interest in GMP/Wireless to 50% of GMP/Wireless' outstanding common stock. In the event that the Company provides written notice to Motorola of its intent to sell all of the assets or common stock of GMP/Wireless or conduct an initial public offering of its securities or at any time between the fifth and tenth anniversaries of the above described regulatory approval of GMP/Wireless products, Motorola has the right to purchase from the Company an amount of GMP/Wireless stock that would increase its equity ownership to 85% of GMP/Wireless' outstanding common stock. The purchase price in each case would be based on 105% of the fair market value of GMP/Wireless as agreed on by the Company and Motorola or, in the absence of agreement, as determined by independent appraisers appointed by Motorola and the Company.

6. INTANGIBLE ASSET

     In March 2000 GMP/Genetics entered into a five-year strategic development agreement with NOVA Biomedical Corporation to develop a commercial laboratory on the NOVA premises for the processing of specimens using our GMP Conversion Technology. Under the terms of that agreement, NOVA managed the construction of that laboratory. The Company's consideration for this agreement included non-cash equity consideration valued at $1,200,000. Such amount was recorded as an intangible asset and is being amortized on a straight-line basis over the five-year term of the agreement.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. COMMITMENTS

     The Company has entered into sponsored research and development agreements related to certain technologies obligating the Company to fund approximately $11,755,000 (of which $787,000 is due in fourth quarter 2000 and $6,576,000 is due in 2001) for the development of such technologies and up to an additional $6,250,000 upon reaching milestones as specified in the agreements. In addition, in July 2000, GMP/Wireless Medicine also executed a technology development agreement with Motorola. Under this agreement, GMP/Wireless Medicine has agreed to make payments of up to $6,000,000 to fund research to further develop the application of our wireless sensor technologies. In return, Motorola has agreed to assign, staff and maintain a design team to conduct that research and development and provide laboratory space dedicated to developing wireless sensor applications. The Company's operating lease commitments of $3,500,000 are payable through 2005 and primarily relate to the lease of facilities.

8. SEGMENT INFORMATION

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") requires the reporting of segment information based on the information provided to the Company's chief operating decision maker for purposes of making decisions about allocating resources and assessing performance. The Company's operations have been classified into four business segments: (i) therapeutics, (ii) diagnostics, (iii) devices and (iv) corporate and other. The therapeutics segment focuses on novel therapies for various disease states. The diagnostics segment focuses on monitoring and diagnosing technologies. The devices segment focuses on technologies that are used in various medical environments to enhance treatment using devices that are placed in or on the body. Corporate and other includes certain cash equivalents and certain other assets which are not identifiable to the operations of the Company's primary business segments and include the operations of the health care media development services provided by the Company.

                              GMP COMPANIES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The operating results for each of these three segments include each division's share of corporate infrastructure costs allocated based on the effort expended by corporate personnel on behalf of the subsidiaries within a particular division. In addition, the corporate and other segment includes the results of financing activities and general and administrative expenses of our corporate office not directly related to any particular subsidiary. Summarized financial information of the Company's operations by business segment after the elimination of intercompany transactions follows:

                                      PERIOD FROM MAY 17, 1999      NINE MONTHS       PERIOD FROM MAY 17, 1999
                                       (DATE OF INCEPTION) TO          ENDED           (DATE OF INCEPTION) TO
                                         SEPTEMBER 30, 1999      SEPTEMBER 30, 2000      SEPTEMBER 30, 2000
                                      ------------------------   ------------------   ------------------------
REVENUE:
Therapeutics........................        $        --             $         --            $         --
Diagnostics.........................                 --                       --                      --
Devices.............................                 --                       --                      --
Corporate and other.................                 --                   14,626                  14,626
                                            -----------             ------------            ------------
  Consolidated......................                 --             $     14,626            $     14,626
                                            ===========             ============            ============
OPERATING LOSS:
Therapeutics........................        $  (303,318)            $ (4,424,264)           $ (4,986,797)
Diagnostics.........................                 --               (6,444,799)             (6,444,799)
Devices.............................           (393,438)              (6,539,803)             (7,679,881)
Corporate and other.................         (2,266,781)              (2,450,663)             (5,344,268)
                                            -----------             ------------            ------------
  Consolidated......................        $(2,963,537)            $(19,859,529)           $(24,455,745)
                                            ===========             ============            ============
DEPRECIATION & AMORTIZATION:
Therapeutics........................        $        --             $         --            $         --
Diagnostics.........................                 --                  120,000                 120,000
Devices.............................                 --                    5,709                   5,709
Corporate and other.................              4,190                   90,148                 103,394
                                            -----------             ------------            ------------
  Consolidated......................        $     4,190             $    215,857            $    229,103
                                            ===========             ============            ============
EXPENDITURES FOR LONG-LIVED ASSETS:
Therapeutics........................        $        --             $      6,530            $      6,530
Diagnostics.........................                 --                2,945,735               2,945,735
Devices.............................                 --                   57,648                  57,648
Corporate and other.................            124,852                  621,959                 848,965
                                            -----------             ------------            ------------
  Consolidated......................        $   124,852             $  3,631,872            $  3,858,878
                                            ===========             ============            ============

     Total assets summarized by business segment are summarized as follows:

                                                                                     SEPTEMBER 30,
                                                              DECEMBER 31, 1999          2000
                                                              ------------------   -----------------
TOTAL ASSETS:
Therapeutics................................................     $         --        $    199,030
Diagnostics.................................................               --           4,462,365
Devices.....................................................               --              51,939
Corporate and other.........................................       29,177,573         116,358,222
                                                                 ------------        ------------
  Consolidated..............................................     $ 29,177,573        $121,071,556
                                                                 ============        ============

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 SHARES

                              GMP/COMPANIES, INC.

                                  COMMON STOCK

                                     [LOGO]

                               ------------------

                                   PROSPECTUS

                                          , 2001

                               ------------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

SEC registration fee........................................  $ 45,540
NASD filing fees............................................
The Nasdaq National Market listing fee......................
Printing and engraving expenses.............................
Accounting fees and expenses................................
Legal fees and expenses.....................................
Blue Sky fees and expenses (including legal fees)...........
Transfer Agent fees.........................................
Miscellaneous...............................................
                                                              --------
          Total.............................................
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

     Our restated certificate of incorporation further provides that our directors will not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted by law. Section 102 of the Delaware General Corporation Law provides that officers and directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of the their duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We are in the process of obtaining directors' and officers' liability insurance which would indemnify our directors and officers against damages arising out of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as officers and directors.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, we have issued the securities set forth below that were not registered under the Securities Act.

(a) ISSUANCE OF CAPITAL STOCK

     In May 1999, we issued 3,805,000 shares of our common stock, no par value, for an aggregate purchase price of $380,500. In March 2000 we amended and restated our charter to change the common stock par value from none to $.001 per share. No underwriters were involved in this sale of these securities.

     In June 1999, we issued 1,185,000 shares of our common stock, no par value, in exchange for convertible promissory notes in the amount of $118,500 which we had issued in May 1999.

     In September 1999, we issued 6,450,000 shares of our Series A convertible preferred stock, par value $1.00 per share, for an aggregate purchase price of $32,250,000. In March 2000 we amended and restated our charter to change the Series A convertible preferred stock par value from $1.00 per share to $.01 per share. Upon the closing of this offering the shares of Series A convertible preferred stock will automatically convert into 6,450,000 shares of common stock. No underwriters were involved in this sale of these securities.

     In March 2000, we issued 4,000,000 shares of our Series B convertible preferred stock, par value $.01 per share, for an aggregate purchase price of $72,000,000. Upon the closing of this offering the shares of Series B convertible preferred stock will automatically convert into 4,000,000 shares of common stock. Salomon Smith Barney was the placement agent for this offering.

     In July and August 2000, we issued 991,195 shares of our common stock, par value $.001 per share, for an aggregate purchase price of $28,249,058. No underwriters were involved in those sales of securities.

     The sales of capital stock were made in reliance upon the exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act, and its related rules and regulations, regarding sales by an issuer not involving a public offering. All of the foregoing are deemed restricted securities for purposes of the Securities Act.

(b) GRANTS AND EXERCISES OF STOCK OPTIONS

     As of September 30, 2000, we had granted options to employees, directors and consultants under our 1999 Stock Option Plan, to purchase a total of 2,169,032 shares of common stock at a weighted average exercise price of $10.41 per share. Of these options, 6,032 have been exercised.

     The issuance of options and the issuance of common stock upon the exercise of these options was exempt from registration under the Securities Act either pursuant to Rule 701 under the Securities Act, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. EXHIBITS

EXHIBIT
NUMBER        EXHIBITS
-------       --------
1.1      --   Form of Underwriting Agreement*
3.1      --   Restated Certificate of Incorporation*
3.2      --   Amended and Restated Bylaws*
5.1      --   Opinion of Greenberg Traurig, P.A.*
10.1     --   1999 Stock Option Plan
10.2     --   Employment Agreement with Steve Gorlin*
10.3     --   Employment Agreement with Bart Chernow, M.D.*
10.4     --   License Agreement, dated as of January 31, 2000, by and
              among GMP/Endotherapeutics, Inc., Medical College of Hampton
              Roads d/b/a/ Eastern Virginia Medical School and McGill
              University.+
10.5     --   Research Funding Agreement, dated January 31, 2000, by and between GPM/Endotherapeutics, Inc. and Medical College of
              Hampton Roads d/b/a/ Eastern Virginia Medical School.+
10.6     --   Patent and Know-How License Agreement, dated May 31, 2000, between Global Oxycell, Inc. and the CENTRE NATIONAL DE
              RECHERCHE SCIENTIFIQUE.+
10.7     --   Technology Transfer and Royalty Agreement, dated February
              23, 2000, between GMP/Vision Solutions, Inc., and Dr. Mary
              Lynch.+
10.8     --   Exclusive Patent License Agreement, dated as of February 22,
              2000, between GMP/Tissue Engineering, Inc., Children's
              Medical Center Corporation and Massachusetts Institute of
              Technology.+
10.9     --   License Agreement, dated as of January 14, 2000, between
              GMP/Genetics, Inc. and The Johns Hopkins University.+
10.10    --   Strategic Agreement for Professional Services Related to the
              Management of GMP/Genetics, Inc., dated as of March 21,
              2000, by and between GMP/Genetics, Inc. and Nova Biomedical
              Corporation.
10.11    --   Technology Transfer and Royalty Agreement, dated February
              23, 2000, between GMP/Thromboflex, Inc. and Dr. Jose
              Venegas.+
10.12    --   Agreement for the Development of the Thromboflex System,
              dated as of June 6, 2000, by and between GMP/Thromboflex,
              Inc. and Nova Biomedical Corporation.
10.13    --   Amended and Restated License and Cross-License Agreement,
              dated July 27, 2000, between GMP/Wireless Medicine, Inc. and
              Motorola, Inc.
10.14    --   Exclusive License Agreement, as of dated May 25, 2000, by
              and between GMP/Diagnostic/Prognostic Markers, Inc. and
              Children's Medical Center Corporation, for the Moses
              Laboratory.+
10.15    --   Exclusive License Agreement, dated as of May 25, 2000, by
              and between GMP/Diagnostic/Prognostic Markers, Inc. and
              Children's Medical Center Corporation, for the Zetter
              Laboratory.+
10.16    --   Exclusive License Agreement, dated June 7, 2000, between
              GMP/Diagnostic/Prognostic Markers, Inc. and The Burnham
              Institute.+
10.17    --   Technology License Contract, dated May 26, 2000, between
              GMP/Cardiac Care, Inc. and the Mayo Foundation for Medical
              Education and Research.+

EXHIBIT
NUMBER        EXHIBITS
-------       --------
10.18    --   Shareholders' Agreement among GMP/Wireless Medicine, Inc.,
              GMP/Companies, Inc. and Motorola, Inc.
10.19    --   Amended and Restated Investor's Agreement.
10.20    --   Strategic Agreement, dated as of July 15, 2000, by and
              between Myriad Genetic Laboratories, Inc. and GMP/Genetics,
              Inc.
10.21    --   Office Lease, dated November 15, 1999, by and between RSP II
              Barnett Bank Plaza, Ltd., and Global Medical Products.
10.22    --   Distribution Agreement, dated as of August 22, 2000, by and between Motorola, Inc. and GMP/Genetics, Inc.
21.1     --   Subsidiaries of the Registrant
23.1     --   Consent of Greenberg Traurig, P.A. (included in Exhibit
              5.1)*
23.2     --   Consent of Ernst & Young LLP
24.1     --   Power of Attorney (set forth on the signature page of this
              Registration Statement)
27.1     --   Financial Data Schedules (SEC use only)*

---------------

* To be filed by amendment
+ Certain information in these exhibits has been omitted pursuant to a request for confidential treatment filed with the SEC.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on November 7, 2000.

                                          GMP COMPANIES, INC.

                                          By: /s/ BART CHERNOW, M.D.
                                            ------------------------------------
                                            Bart Chernow, M.D.
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Bart Chernow, M.D., Chief Executive Officer, President and Director, and Holger Weis, Chief Financial Officer and Treasurer, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them in their names, places and steads, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b)under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                              TITLE                         DATE
---------                                              -----                         ----

/s/ STEVE GORLIN                                       Chairman and Director         November 7, 2000
-----------------------------------------------------
Steve Gorlin

/s/ BART CHERNOW, M.D.                                 President, Chief Executive    November 7, 2000
-----------------------------------------------------  Officer and Director
Bart Chernow, M.D.                                     (Principal Executive
                                                       Officer)

/s/ HOLGER WEIS                                        Chief Financial Officer and   November 7, 2000
-----------------------------------------------------  Treasurer (Principal
Holger Weis                                            Financial and Accounting
                                                       Officer)

/s/ CHARLES L. BROWN, III, M.D.                        Director                      November 7, 2000
-----------------------------------------------------
Charles L. Brown, III, M.D.

/s/ NICOLAS A.F. CHRONOS, M.D.                         Director                      November 7, 2000
-----------------------------------------------------
Nicolas A.F. Chronos, M.D.

/s/ MARTIN FLEISHER, PH.D.                             Director                      November 7, 2000
-----------------------------------------------------
Martin Fleisher, Ph.D.

SIGNATURE                                              TITLE                         DATE
---------                                              -----                         ----
/s/ M. JUDAH FOLKMAN, M.D.                             Director                      November 7, 2000
-----------------------------------------------------
M. Judah Folkman, M.D.

/s/ RUDYARD L. ISTVAN                                  Director                      November 7, 2000
-----------------------------------------------------
Rudyard L. Istvan

/s/ DAVID HUNG, M.D.                                   Director                      November 7, 2000
-----------------------------------------------------
David Hung, M.D.

/s/ JOHN J. HUNTZ, JR.                                 Director                      November 7, 2000
-----------------------------------------------------
John J. Huntz, Jr.

/s/ B. KRISTINE JOHNSON                                Director                      November 7, 2000
-----------------------------------------------------
B. Kristine Johnson

/s/ SPENCER B. KING, III, M.D.                         Director                      November 7, 2000
-----------------------------------------------------
Spencer B. King, III, M.D.

/s/ ROBERT S. LANGER, SC.D                             Director                      November 7, 2000
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Robert S. Langer, Sc.D

/s/ JOSEPH P. VACANTI                                  Director                      November 7, 2000
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Joseph P. Vacanti

/s/ JAMES B. WILLIAMS                                  Director                      November 7, 2000
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James B. Williams

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